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Received SEC

SEP 17 2008

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

Amendment Number 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TT BEV Inc.

(Exact name of issuer as specified in its charter)

Texas

(State or other jurisdiction of incorporation or organization)

5600 W. Lovers Lane # 111 Dallas, TX 75209
214-351-4832

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

PROCESSED
SEP 24 2008
THOMSON REUTERS

Same

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

5141	261867144
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Robert Feeback, Two Lincoln Centre,

Business: 5450 LBJ Freeway, Suite 1450, Dallas, TX 75240

Residential: 5824 Braemar Drive, Plano, Texas 75093

Brian Rudman, Director

Business: 5600 W. Lovers Lane #111, Dallas, TX 75209

Residential: 2500 N. Houston #1403 Dallas TX 75219

(b) the issuer's officers;

Brian Rudman, CEO / President

Khalil Lalani, Secretary,

Business: 3012 Chieftan Street Fort Worth, TX76102

Residential: 5508 Greenview Ct. Fort Worth, TX 76148

(c) the issuer's general partners;

Robert Feeback

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Brian Rudman – 19.17%

Jody Rudman – 19.17%

Business: 5600 W. Lovers Lane #111 Dallas TX 75209

Residential: 7819 Purdue Dallas, TX

Tim Schacherer – 9.89%

Business: 8210 Walnut Hill Lane #130 Dallas TX 75231

Residential: 5733 Forest Lane Dallas TX 75230

The Rudman Group, LLC – 20.00%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Brian Rudman - 19.17%

Jody Rudman - 19.17%

Tim Schacherer – 9.89%

The Rudman Group, LLC – 20.00%

(f) promoters of the issuer;

Not Applicable

(g) *affiliates of the issuer;*

Not Applicable

(h) counsel to the issuer with respect to the proposed offering;

Applbaum & Zouvas LLP

2368 Second Avenue, San Diego, Ca. 92101

(i) *each underwriter with respect to the proposed offering;*

Not Applicable

(j) *the underwriter's directors;*

Not Applicable

(k) *the underwriter's officers;*

Not Applicable

(l) *the underwriter's general partners; and*

Not Applicable

(m) *counsel to the underwriter.*

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons are subject to any of the disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No part of this offering involves resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

This Issuer intends to utilize the "Manual" exemption that ws created under the National Securities Markets Improvement Act of 1996.

Standard & Poor's Corporation Records, published continuously since 1917, has been the premier resource for addressing "Blue Sky" compliance in up to 38 states through "Manual Exemption". This Issuer intends to register with Standard & Poors to utilize the Manual Exemption to sell securities in the following states only:

ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GUAM, HAWAII, IDAHO, INDIANA, IOWA, KANSAS, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUGH CAROLINA, SOUTH DAKOTA, TEXAS, U.S VIRGIN ISLANDS, UTAH, VERMONT, WASHINGTON, WEST VIRGINIA, WYOMING.

ITEM 5. Unregistered Securities Issued or Sold Within One Year
TT Bev Inc is the name of the issuer and is sole issuer.

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

A. TT Bev Inc.

B. TT Bev, Inc.

C. TT Bev, Inc.

(2) the title and amount of securities issued;

A. 35,516,250 Common shares.

B. 8,333,333 Common shares

C. 714,285 Common shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

A. The aggregate price was $0.001per share issued as founder's shares. The aggregate price to reflect the correct number at $0.001 based on the recapitalization figures in our financial statements. This transaction was accounted for as a merger of entities under common control.

B. $0.03 was contractually agreed upon by both parties (See Exhibit 15).

C. $0.07 was contractually agreed upon by both parties (See Exhibit 15).

(4) the names and identities of the persons to whom the securities were issued.

(shareholder list)

A.

Brian Rudman	6,807,127
Jody Rudman	6,807,127

The Rudman Group,LLC	7,103,250
Tim Schacherer	3,511,351
Susan Beecherl	1,276,855
Mike Champine	957,641
Bill Hoffman	638,427
Rajiv Anand	319,214
Aditi Anand	319,214
Barat Vahder	319,214
Dan Karin	957,641
Robert Scheinberg	638,427
Ken Herz	638,427
Jim Ikard	185,144
Alan Perkins	159,607
Gary Perkins	159,607
Jean Perkins	159,607
Alan Plotkin	159,607
Sean Slywka	957,641
Kenneth Roe	957,641
Brian Feagins	159,607
Rosalee Rudman	159,607
Marcus Downs	159,607
Tony Chavez	159,607
Ari Kopolow	159,607
Iqbal Lalani	255,371
Rahim Kassam	127,685
Sara Kassam	127,685
Charles Cook	319,214
Barbara and Les Rosenblatt	319,214
Tariq Adatia	217,065
Theresa Hanson	319,214
TOTAL	35,516,250

B. Christian Samual Group

C. Christian Samual Group

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph A.

TT Bev Inc. ("the Company") was incorporated under the laws of the State of Texas on March 5, 2008. On March 6, 2008 TT Bev Inc. Acquired partnership interests of Tealife, LP, d/b/a Tempest Tea, a Texas limited partnership, and TTRTD, LP d/b/a Tempest Wholesale, a Texas limited partnership for 35,516,250 common shares of TT Bev Inc. The limited partners of

Tealife, LP were given shares proportional to their capital contributions in Tealife, LP and TTRTD LP.

Of the listed shareholders, only Brian Rudmand and Jody Rudman have intimate day to day knowledge of the actions of the company.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Securities Act grants the Commission authority to create exemptions from registration. Historically, this exemptive authority was based on Section 3(b) of the Securities Act and the Commission's ability to define the term "not involving any public offering" as used in the Section 4(2) transactional exemption.

Section 3(b) limits the Commission's authority to adopt exemptions for offerings of less than $5 million. The Commission has exercised this "limited offering" exemptive authority to this maximum in adopting four exemptions - Rule 505 (specified purchasers), Rule 701 (employee compensation plans by non-public companies), Rule 1001 (coordinated exemption with California), and Regulation A ("mini-registration").

Offerings under these exemptions may or may not require specific disclosures or filings, depending on the specific exemption.

- **The Regulation A exemption is often termed a "mini-registration" process because it requires the filing of an offering statement, which includes the offering document containing required disclosures. Unlike Rules 505 and 506 or registered offerings, the financial statements in a Regulation A offering statement need not be independently audited. The Regulation A offering statement is processed by the Division of Corporation Finance in a manner similar to that applied to registration statements. After completing its review of the disclosure, the Division "qualifies" the offering statement. Securities may be sold in the offering only after the offering statement is "qualified."**

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer does not contemplate any further offerings.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement who is prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

TT BEV, INC OFFERING CIRCULAR MODEL A.

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**23,000,000**
Minimum number of securities offered:	**No Minimum**
Price per security:	**$0.10**
Total proceeds: If maximum sold:	**$2,300,000**
If minimum sold:	**No Minimum**

(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? **No.**
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? [ ] **Yes** [X] **No**
Is there a finder's fee or similar payment to any person? [ ] **Yes** [X] **No** (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] **Yes** [X] **No** (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] **Yes** [X] **No** (See Question No. 25)
Is transfer of the securities restricted? [ ] **Yes** [X] **No** (See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.
INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

The offering has not been registered in any states at this point

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **97** pages.

THE COMPANY

1. Exact corporate name: *TT Bev Inc.*
   State and date of incorporation: *Texas, March 5, 2008*
   Street address of principal office: *5600 W. Lovers Lane # 111 Dallas, TX 75209*
   Company Telephone Number: *(214) 351-4832*
   Fiscal year: *12/31*
   (month) (day)
   Person(s) to contact at Company with respect to offering:
   Brian D. Rudman
   Telephone Number (if different from above): (____)________

RISK FACTORS

AN INVESTMENT IN THESE SECURITIES INVOLVES AN EXCEPTIONALLY HIGH DEGREE OF RISK AND IS EXTREMELY SPECULATIVE. IN ADDITION TO THE OTHER INFORMATION REGARDING OUR COMPANY CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER MANY IMPORTANT FACTORS IN DETERMINING WHETHER TO PURCHASE THE SHARES BEING

OFFERED. THE FOLLOWING RISK FACTORS ARE THE POTENTIAL AND SUBSTANTIAL RISKS WHICH COULD BE INVOLVED IF YOU DECIDE TO PURCHASE SHARES IN THIS OFFERING.

Offering Price Factors:

(1) As shown in the accompanying financial statements, the Company incurred a net loss of $719,193 during the year ended December 31, 2007, and as of that date, the Company's current liabilities exceeded its current assets by $572,979. The factors create an uncertainty about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

(2) TT Bev, Inc May be Unable to Increase its Market Size

In order to maximize our revenues and become a sustainable business, TT Bev, Inc needs to increase its market size. If it is unable to do so, there could be a material adverse affect on TT Bev, Inc operations, market acceptance and ultimately our stock price. While TT Bev, Inc anticipates successfully increasing our market size considerably, there can be no guarantee of this result.

(3) Failure to Properly Manage Growth Could Result in a Material Negative Impact on our Revenue, Distract our Management and Waste our Resources.

Rapid growth strategy could result in a strain on our infrastructure and internal systems or require us to recruit additional senior management and other personnel at substantial costs. This could result in a material negative impact on our business operations and profit margins. In general, the company views rapid growth as a positive implication, but must be able to manage such growth in an effective manner.

(4) Many of our Competitors Have Greater Resources and are More Diversified Than us. TT Bev, Inc. Will Be Competing for Revenues and Market Share Against Corporations That are Significantly Larger and More Established Than Tempest Tea Beverages.

There has been consolidation in the industry and our competitors include market participants with interests in multiple beverage businesses which are often vertically integrated and/or are part of large diversified portfolio of products that can provide stable sources of earnings and that may allow them better to offset fluctuations in the financial performance of their business operations. In addition, these competitors may have more resources with which to compete for product ideas. The beverage industry is very competitive amongst all segments. In particular, the "energy drink" segment is very competitive and includes well-financed publicly traded competitors including Coca Cola, PepsiCo, and Hansen's, as well as successful private companies such as Red Bull. These companies have a solid distribution network established, as well as aggressive marketing budgets.

(5) Inability to Negotiate Acceptable Agreements with Strategic Relationships

TT Bev, Inc's success will rely to an important extent on its strategic relationships in distribution channels. Currently TT Bev, Inc has only a few strategic material agreements in place. If TT Bev, Inc is unable to negotiate acceptable agreements with additional parties, it would present a risk to investors, primarily because these brokerage / sales / distribution agreements will be necessary to execute the business model and ultimately generate greater revenues. Management believes the company will be able to negotiate acceptable agreements with these parties, but investors should be aware that a failure to reach such agreements would pose a considerable risk.

(6) Consumer Preferences May Change

While currently there is a market for TT Bev, Inc' products, this preference could change for any number of reasons currently unforeseen to TT Bev, Inc. Such a shift in consumer preference and spending habits could have a material adverse affect on TT Bev, Inc operations, market acceptance and ultimately our stock price.

(7) We have an Accumulated Deficit and we have a Limited History of Operations as a Company

We have incurred debt for operating costs since our inception as a corporation. Operating losses may continue, which could adversely affect financial results from operations and stockholder value, and there is a risk that we may never become profitable. While Tempest Tea does not anticipate the occurrence of continuing losses after our product positioning and generation of revenues through product sales, the profitability of TT Bev, Inc can not be guaranteed.

(8) We expect to have a need for Additional Financing in the Future

There can be no guarantee of the need for additional cash in the future. Our limited history of operations could raise a substantial doubt in the future about our ability to continue as a going concern. There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed, or if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund our business operations, it may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Our business requires a substantial investment of capital. The production and distribution of our services and products require a significant amount of capital. In the future, we may require a significant portion of our capital requirements from private parties, institutions, or other sources. Although we intend to reduce the risks of our exposure through strict financial guidelines and prompt payments from customers, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future products. If we increase our production budget, we may be required to increase overhead, make larger payments for marketing purposes and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

The company intends to use a portion of the proceeds from this offering to compensate executive management. The dollar amount of compensation is expected to be under $500,000. This includes compensation to the CEO, director of operations and as yet un-hired director of sales and a director of marketing. If the maximum amount is raised, this would equate to 17% of the proceeds directed toward executive compensation. It is anticipated taht the result of the executive hirings will be significantly increased with revenues within three months of hirings and these additional revenues should adequately meet the needs of our payroll and operating expenses.

TT Bev, Inc anticipates reaching profitability after the management hirings and successful execution of our initial product launches, but can make no guarantee as to the actual outcome of such business operations.

(9) Penny Stock Regulation

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges

or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions should not apply to our securities if such securities maintain a market price of $5.00 or greater. Considering our stock currently has a bid price of $.10 cents with little or no volume, there can be no assurance that the price of our securities will ever maintain or exceed such a level.

(10) Risks of Litigation

While TT Bev, Inc will work to ensure the safety and the proper procedure for safeguarding our legal intellectual property rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(11) Fluctuation of Operating Results

Like other companies in our industry, our revenues and results of operations could be significantly dependent upon the timing of beverage releases, slotting timing decisions of major chains, seasonal beverage preferences, and the commercial success of the beverages we distribute, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

(12) We are Subject to Risks Caused by the price of commodities including gasoline as a part of transportation costs.

Although the primary ingredients for our beverages are in abundant supply and available from multiple suppliers, substantial increases in cost in an inflationary environment could negative impact margins and cause a decrease in profitability or loss. Additionally, as we outsource the transport of our beverages from our co-packer, to our warehouses, to our distributors, these costs would significantly increase with an increase in the cost of gas/oil past on to us from our carriers.

(13) We are Subject to Risks Caused by the general economic environment.

Although our industry has been one of recent high growth, an inflationary economic environment could cause consumers to re-think their spending patterns and decrease their consumption of beverages. Our

products are categorized as premium, lifestyle oriented beverages and thus have commanded a price premium in recent years. Negative or recessionary financial conditions could cause consumers to shift preference away from premium priced beverages to ones of lesser costs.

(14) Our Success depends on the hiring of an experienced national sales director to increase sales.

The first order of business after receiving funds will be searching for and recruiting a beverage industry professional to rapidly add to our network of retailers and distributors who carry our products. Failure to secure such an individual in a timely fashion or failure of this individual to secure additional distribution could slow our financial growth and impair financial performance.

(15) A Portion Of The Proceeds From This Offering Will Be Used For Executive Compensation.

The company intends to use a portion of the proceeds from this offering to compensate executive management. The dollar amount of compensation is expected to be under $500,000. This includes compensation to the CEO, director of operations and as yet un-hired director of sales and a director of marketing. If the maximum amount is raised, this would equate to 17% of the proceeds directed toward executive compensation. . . Further information concerning executive compensation can be found in Item 39(b).

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

(16) Resale of Our Securities May Be Difficult Because There is No Current Market For Our Securities and it is Possible That No Market Will Develop.

There is no current public market for our securities, and no assurance that such a public market will develop in the future. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares. Even if a market does develop there is no guarantee that you will be able to sell your stock for the same amount you originally paid for it.

Our failure to be listed on an exchange or NASDAQ makes trading our shares more difficult for investors. It may also make it more difficult for us to raise additional capital. Further, we may also incur additional costs under state blue sky laws in connection with any sales of our securities.

(17) We Do Not Expect to Pay Dividends In the Foreseeable Future.

We intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Any future dividends will depend on our earnings, if any, and our financial requirements.

We have historically lost money so we intend to retain the future profit in the company to sustain the business growth rather than pay dividends.

With respect to the business of the Company and its properties:

Business and Properties:

(a) *Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

Tempest Tea Beverages is a new generation tea and beverage company that creates markets and distributes healthful tea infused ready to drink beverages under the Tempest Tea brand name. It is the stated mission of Tempest Tea create the new age tea brand that is world-wide in both distribution and marketing presence. The cornerstone of this strategy is to release exciting tea products targeted to a younger and broader demographic than the traditional tea consumer. We do this through a combinded approach of creating a broad portfolio and increasing customer knowledge and interaction with the brand through creation and operation of retail tea stores.

The first major product category is the sparkling green tea category. Tempest Tea Beverages markets the first of its "healthful energy drinks", Green U, as the worlds first CAFFEINE FREE, ALL NATURAL, GREEN TEA BASED energy drink. This beverage is clean and fresh in profile and in stylish upscale aluminum packaging that appeals to a much wider demographic than the traditional energy drink consumer. Additional flavors are planned for late 2008 o 2009.

The second market-defining category is the green tea power "shot". A "shot" is a small 2 oz beverage that is consum in just a few gulps but pack a high concentration of healthful green tea antioxidants and blended with delicious flavou and other supplements marketed to help aid a particular type of lifestyle (energy, exercise recovery, relaxation). Tea' UP, the first shot was officially launched in the spring of 2007. It combines a unique energy blend of green tea, caffein and ginseng with vitamins and delicious and healthful pomegranate. It has received broad acceptance, particularly in convenience store distribution. This product was launched in 7-11 in late September 2007. Additionally Company will officially launch TeaVIVE, a hangover and exercise recovery shot and Tempest Bliss, a relaxation shot in 2008.

In addition to our ready to drink products Tempest Tea packs 13 of our unique loose leaf tea blends into unique upsca see through teabags. These special teabags allow us to package full leaf tea instead of cheaper lesser grades of tea foui in traditional tea bags. All of our teas are certified to be organic and are also certified as Fair Trade by Trans-Fair USA. Fair Trade certification assures the consumer that the tea in the poduct is harvested from a tea estate that mee rigorous standards of employment conditions on its estates and ensures workers are paid fair compensation or their work. These products are distributed primarily to hundres of coffee shops and restaurants as well as online in retail packaging through Amazon.com and Target.com.

Tempest Tea continues its organic and Fair Trade Certified tea products into the commercially brewed iced tea mark by having an offering of 8 blends of iced tea for restaurants. Tempest Tea provides the equipment to brew the iced te and sells the premium loose lead blends to the rewtaurants for them to brew for their customers.

Tempest Tea also sells a powdered form of green tea known as "Matcha". Matcha is stone ground tea leaves that are traditionally used in the famous Japanese Green Tea Ceremonies. This antioxidant-loaded powder also has more modern uses as a base for smoothies or added to water and steamed milk as a green tea latte. We currently distribut this to coffee shop, coffee distributiors as well as smoothie stroes.

Lastly, Tempest Tea has its flagship retail location in Dallas, Texas. Opened in December of 2003, Tempest Tea (the retail store) has been brewing unique tea beverages, selling loose-leaf tea and accessories , as well as providing a comfortable environment to enjoy those beverages and our light healthy food offerings. Currently we are negotiatin our lease as well as looking at additional location(s).

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The products created and sold in distribution are first conceptualized inside the company. Tea blends are typically mixed and formulated inside the company by management. Upon completion of this a decision is made to add this tea blend to our selection of blends. The blend is named and the recipe given to an outside company to produce in sufficient volume for us. Ready to drink products are created with the help of a flavour manufacturer under our guidance as to desired supplements and ingredients. Upon completion of this, the product is named, graphic design completed and the ingredients are sent for packaging.

Additional ready to drink beverages in the sparkling category have already been completely formulated. We are in process of revising graphic design for these. These beverages await additional capital to be purchase the raw ingredients, packaging the product and launch. Additional beverages in the 2-ounce ready to drink category as well have been conceptualized, however final flavour formulation will be done in the fall of 2008 with intended release in 1st quarter of 2009. Additional tea blends for a new teabag line ha been formulated and ony await capital for purchase of materials and launch into the marketplace. Both of these need are adequately allotted for in our financials and the capital needs for production for additional beverages and teabag line we approximate at $400,000.

All materials used for our beverages and teas are in abundant supply and no foreseeable scarcity exists.

The retail store portion of our business has been existed and continually undergoes improvements in menu selections t improve sales and continually give the consumer what they want while promoting our brand and our products. We intend to continue our trend of healthful offerings and as sales and profitability increase in our other sides of the business, we will add up to $50,000 in improving the offering mix and displays in our retail location.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.*
Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The primary objective of the company is to create the dominant brand of tea to a new global audience. The industry we are in is broadly categorized as the "beverage industry". We compete in several sub-segments of the beverage

industry: Ready to Drink (Energy Drink), Packaged teabag, Commercial iced tea, and retail beverage caf'e operator. For all of these categories we compete or intend to compete on a national scale and with the exception of the retail caf' on an international basis as well.

and In these segment we compete not on price, but on taste and perceived value. Our products are priced the same : the market leader in each category. However, we intentially formulate the products for impoved taste and produce products that have some basis of being healthier for the consumer. Thus for the same price as the more known brand the consumer can choose something that makes them feel good about drinking this category of beverage and at the sa time enjoy it more because of a more desirable taste..

The beverage industry is very competitive amongst all segments. In particular, the Ready to Drink "energy drink" segment is very competitive
and includes well-financed publicly traded competitors including Coca Cola, PepsiCo, and Hansen's, as well as successful private companies such as Red Bull. These companies have a solid distribution network established, as well as aggressive marketing budgets. The energy drink market retail is valued at $4.8 billion, according to a new market research report from Mintel, represents a 400 percent growth rate from 2003 figures.
The teabag segament as well has a combination of very well financed companies such as Celestial Seasonings and Tea division of Starbucks Coffee Company. In this segment we see very little attempt by our competitors at different thei products other than the packaging. We see an opportunity here to produce better tasting and offerings perceived as more healthful.

Lastly, in the retail store category we complete with several large offee chains. Although our product mix is not simil (tea vs. Coffee based beverages) the size and locations of the stores, as well as the type of customer in similar in both concept types, thus there is competition for available retail space. We see the current retail environment to be in a slo down economically with many large companies shuting down locations or limiting expansion. This we see as an opening for us to obtain some excellent locations that would otherwise be unavailable to a company our size.

More broadly, to compete with these well-financed competitors we strive to differentiate our products through 3 majo thrusts.
First is through constant innovation. The established and entrenched brands have done a very poor job of innovation and products reported in the pipeline are not creative and fresh. At Tempest Tea we have the ability to tap the current highest growth trends and through our streamlined research and development process, can quickly and regularly innovate with new products.

Second, Tempest Tea competes with a focus on great taste. Despite the sizeable market share that the largest competitors have, there is overwhelming data supporting that customers feel the taste profile of the leading beverages is poor. By focusing not just on ingredients but also on taste, we present a significant value proposition to the consumer.

Third, we focus on health benefits of all of the beverages we create. Tempest Tea is a lead by a physician who is key to researching the science behind the health benefits and experienced at including beneficial ingredients to create "lifestyle beverages". According to the Natural Marketing Institute, the market for products for consumers th want to enhance their life or buy products good for themselves or the environment is over 227 billion dollars and the most rapidly growing segment in the food and beverage industry.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We differentiate our products using creative consumer marketing approaches. Unlike our competitors, TT Bev Inc. arkets our beverages to a more healthful and fit segment than the segment that our competitors focus on. The typical foci the Energy Drink companies is on teenage and young males. The typical teabag company focuses on middle age or older nales. Our focus is not targeted at one sex or a specific age buy differentiated by concentrating on both males and females who care about their bodies and are in to health are the core focus group of our marketing. This demographic group, known by marketers as the "LOHAS" demographic (Lifestyle of Health and Sustainability), is both brand loyal and affluent and has shown a willingness to pay a premium price for products that represent a healtl value
to them. Additionally, these consumers as early adopters reinforce our brand image and allow us to broaden our market to consumers who wish to be/feel like these individuals.

Marketing will occur through a combination of advertising, grass roots, trade show, promotional materials, and public relations. Advertising will be in beverage and restaurant industry journals, sports/health fitness magazines, and Internet sites and search engines with a focus on terms or sites that appeal to health aspiring individuals. The primary push will be through "guerrilla" marketing
initiatives including sampling and promoting at busy events, particularly marathons, triathlons, professional sports events and large festivals. The above approach is consistent with the success of ther beverage companies, from Red B to Rock Star energy to Vitamin water and 5 hours energy. Our intention, upon receiving our maximum funding, is t spend $600,000 in the 12 months following funding on marketing. The plan follows a ramp up that essentially double the marketing budget each quarter in the first year, allowing for increased sales revenue to help pay for this additiona marketing cost. A Director of Marketing who
will coordinate the timing of events as well as sponsorship activities will administer the budget. The results of these w be tracked in our overall gross sales and increase in sales. Assuming we receive our funding and can execute these marketing plans we believe we can ramp the company up to $2 million dollars annualized in sales at which point the company would be profitable.

Tempest Tea is in thousands of locations and not dependent on any one customer for greater than 20% of its customers, Our sales though are not guaranteed by contracts or purchase minimums and entirely dependent on the decisions of the purchasing manager at each retail store or chain that selects our products. Their base for maintainin our space on their shelf is predominately driven by their customer acceptance and rate of purchase. The consumer awareness and continued like and acceptance is critical to our growth.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

Tempest Tea Sales figures from January 1 – June 30, 2008 compaired to January 1 – June 30, 2007

As of __06___/__30___/__2008___ $__300,030_______
(a recent date)
As of _06____/__30___/_2007____ $_ 204,953________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales ar e seasonal or cyclical, explain.

The dramatic increase in sales represents the companies progress and substantial growth in sales in all wholesale product line. We obtained several larger accounts throughtout the year including 7-11 stores, Target, and a growii national coffeehouse franchise chain (Bear Creek Coffee). Sales to these customers, additional smaller customers ai increase sales from retained customers all lead to dramatically increased performance.

Included in these figures are our retail store sales which were approximately 25% of 2007 sales however only represent about 15% of 2008 sales due to dramatic growth in our wholesale sales of teabags, iced tea, matcha, and ready to drink beverages.

Our average customer ticket price in the retail store is approximately $7 per customer. It is impossible to delineate "typical size of orders" as we take order from single restaurants and cafe's (usual order size around $250) to large national distributors (ranging from $500 to $5000 in a sales) There is a seasonality to the sales with the ready to drink and iced tea increasing in the summer months and teabags increasing in the fall and winter months.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

Current numbers of full time salaries employees are 3 in Operations/Sales. Anticipated number of full time employees within 12 months will be 8 to include Sales, Operations, and Marketing.

The anticipated first hiring will be a National Sales Director who will engage new sales relationships and lay a structured foundation for additional sales associates (up to 3 more individuals) in the first year.

An operations director will be hired to oversee the smooth operations of our business including overseeing the flow of orders received from sales as they are fulfilled to customer receipt. This individual will also oversee the retail operations and make sure inventory is maintained, staffing is consistent and the customer experience is consistent. A second individual will likely be needed to handle this workload by the end of the year as sales increase.

A marketing director will be hired to ovesee the marketing budget, develop, design and coordinate marketing events, can oversee public relations. It is anticipated that a second individual will be needed to help as the sales and marketin budget increase throughout the year.

The company has had no strikes in the past three years and no workers are under or subject to collective bargaining agreements. Current commission structure is based on sales and currently has medical insurance reimbursement. Company will also implement 401K investment options.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

TT Bev, Inc's main office and retail location is a 1,700 sq. foot location in Dallas TX. .

Current lease expires December 31, 2008 and monthly payment is currently approximately $4,800. We are currently negotiating a new and continuing lease for this location. If we cannot agree to terms with the landlord we anticipate finding a location of similar size or approximately the same dollar amount each month. This facility is used as our ret caf'e, which includes sales of tea, tea beverages, light lunch items, and retail tea accessories, It is also used to coordinate sales and our wholesale distribution operations and logistical flow, although no actual TT Bev, Inc revenue is developed inside this location. TT Bev, Inc also subleases warehouse space from Dallas Transfer, a Dallas Texas warehouse and 3rd party logistics company. Space and terms are determined by the actual amount of pallets on hand at the end of every month. All manufacturing is outsourced to contract packers and no manufacturing equipment is owned or leased by the company.

Logistical flow means the process of turning an order received by a sales person into an order that has shipped and includes getting the items from inventory, packaging them together and arranging shipment via a 3rd party carrier (UPS)

We are not in the shipping or the contract packing business. All of these type operations are handled via outside parties. We primarily use UPS or other 3rd party shipping companies to deliver product from us to our customers. A far as manufacturing of the product, we also do not physically put tea into teabags or fluids into cans, nor do we own (intend to own any such equipment to do so. We contract with an outside 3rd party contact packager to do these functions on an as needed bases.

Our primary business is in sourcing this 3rd party companies to help us create the products we desire, to brand and market these products and to sell them to our customers. We are not in the shipping or manufacturing business.

We have added a copy of the sublease as an attachment with this document.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The names of all products and slogans are trademarked and all trademarks are property of TT Bev Inc, obtained wh ownerhip interest in Tealife, LP was purchased by TT Bev, Inc.. There is an exclusive agreement between Tealife, LP

Formulations of our Ready to Drink products, as well as our tea blends used in our teabags are proprietary although "knock offs" created from our listed ingredients in taste profile can be created and is difficult to enforce unless the name and packaging is similar. Employees who have access to our formula information are under confidentiality agreements.

Research and development of our products in the last 12 months has been a negligible expense (<1%) as most product were developed well before that time frame. Our cost line expense in our development process is packaging / graphic design. We anticipate on spending approximately $50,000 on research and development of new products over the ne› 12 months.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

All products are subject to regulation of Texas Department of Health Services, the Federal Drug Administration and United States Department of Agriculture as they are consumable products. Failure to meet regulations of aforementioned entities can result in fines applied or closure of company in the event of continued failure to meet

regulations.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

The Company does not have any subsidiaries.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

Tealife, LP, a Texas limited partnership was founded in June of 2003 with the intent of creating a retail tea caf"e. After operating the caf'e, the company began to receive requests for wholesale distribution of its tea products and began to sell its teas and teabags to other restaurants and coffee shops. In 2005 the company developed its first rea to drink offering and expanded its wholesale distribution to grocery and convenience stores. As the company bega to grow in multible sales channels in September of 2007, the decision was made to split the company into two separa partnerships, Tealife, LP, which retained the Tempest Tea Brand name. In preparation for this offering TT Bev, Ir was created and purchased the partnership interest of Tealife, LP and TTRTD,LP.

(a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

We believe the goal of doubling USA distribution within one year after signing a full time national sales director. Tempest Tea has achieved all of its sales and growth without ever having hired a formally trained or full time experienced sales person. Determined, but untrained individuals without prior industry connections made the entirety of our sales and connections. These individuals worked hard to get initial exposure for our products and rand and opened distribution relationships without significant marketing support. We expect any hire for the position of national sales director will have both experience and contacts that combined with funds available as a result of this offering will double our USA distribution.

Our sales relationsjhips internationally, like ours inside the USA are not currently based on contracts or any minimum guarantee of sales performance.

The company currently has a small amount of sales in Canada, Australia, New Zealand and the Caribbean. These product sales have not been supported by either marketing or experienced international sales team. With expande sales in this country it will be our intention i the Asian markets to open sales channels. We currently have no sales t Asia or any committed relationship with an Asian Importer, distributor or sales partner.

Event or Milestone	Expected manner of Occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
l) Hire additional management	Recruitment	Ongoing throughout 2008
?) Double USA distribution	Sales generated from new	Within the next 12 months

3) Increase international stribution	**National Sales Director. Reaching licence agreement with Asian company. Additional promotion in Australia and Caribbean**	**2009**

(b) *State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)*

Failure to obtain a National Sales Director and Marketing director in a timely fashion will significantly impact our ability to reach our second milestone of doubling growth. This could lead to an inability to sign new accounts and thus weaken the company substantially. It is why seeking these positions post funding is our top priority.

Succeeding in obtaining the management positions but failing to double growth could negatively impact cash flow resulting in the need for additional funding.

Not obtaining milestone number three would delay profitability and international sales are indeed a major avenue for growth we are targeting.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total $(730,277) ($(0.020) per share)

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share (underlined) / *Net After-Tax Earnings Last Year Per Share*	=	________ (*price/earnings multiple*)

Not Applicable

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

Total $(511,003) ($(0.014) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

Convetable Notes: Sold for Cash

A. 50,000. At 0.001 714,285 Common shares Issued January 31, 2008. Sold to Christian Samual Group .

B. 250,000. At 0.001 8,333,333 Commont shares Issued Febuary 28, 2008. Sold to Christian Samual Group.
Christian Samual Group has no relationship with the Company, other than lender.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold: **54.76%**

If the minimum is sold: **No Minimum**

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If the maximum is sold: **$6,756,387**

If the minimum is sold: **No Minimum**

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: Nil. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:* $Nil .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. *(a) The following table sets forth the use of the proceeds from this offering:*

	If Maximum Sold Amount $	
Total Proceeds	$2,300,000	100%
Less: Offering Expenses		
Commissions & Finders Fees (None)		
Legal & Accounting	$000,000	0%
Copying & Advertising	$N/A	
Other (Specify):	N/A	
Net Proceeds from Offering	$0,000,000	00%
Use of Net Proceeds		
Inventory	$750,000	32%
Payroll	$500,000	22%
Marketing and Sales	$581,500	25%
Operating Capital	$313,500	14%
Accounts Payable	$155,000	7%
Total Use of Net Proceeds	$2,300,000	00%
Totals		100%

(b) *Descriptions:*
Equipment Purchase: Product Printing/Binding and Packaging, Post Production Hardware/Software, Camera & Equipment Rental Fees
Programming: Production of Programming for Broadcast, Media Time, Post Production,
Marketing and Sales: Materials, Fulfillment, Travel, Web Site Design and Hosting, Advertising, Promotional Items, Personnel

Operating Capital: Executive Salaries, Rent, Phones, Staff, Insurance, Travel, Ongoing Legal and Accounting, Operating Overhead including Materials and Supplies
Unallocated Uses: Contingency for unforeseen expenses, costs that do not fall under one of the above specific categories
If the Company does not raise the minimum amount stated in this offering, investors will promptly receive a refund of their investment. Please see item #24 for a full description regarding how your funds will be held and how your funds will be returned if the minimum amount is not reached.

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, the column "If Maximum Sold" will be used.

There is no minimum amount of proceeds that must be raised. We are offering up to a total of 23,000,000 shares of common stock on a best efforts basis, to 23,000,000 shares maximum.

The proceeds from the sale of securities pursuant to this Form 1-A will be used on a pro-rata basis

10. *(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds of this offering is to be used to discharge indebtedness.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

No material amount of proceeds is to be used to acquire assets at this time, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise. There does exist a current account payable to Tealife, LP for payments made on Tempest Tea behalf including but not limited to inventory, retainers and warehouse/logistics costs.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

Assuming TT Bev, Increceives its maximum funding it is not having nor does it anticipate having within the next 12 months any cash flow or liquidity problems and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring TT Bev, Inc to make payments. No significant amount of the Company's trade payables have been paid within the stated trade term. TT Bev, Inc is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from the maximum offering will satisfy TT Bev, Inc cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

		Amount Outstanding		
	As Of: March 31 2008	As Adjusted No Sales		Maximum
Assets				
Current assets				
Cash in banks	$ 21,736	$ 21,736	(A)	2,091,736
Accounts receivable	22,798	22,798		22,798
Inventory	147,818	147,818		147,818
Total current assets	192,352	192,352		2,262,352
Property and equipment, net	50,977	50,997	(B)	250,977
Intangible asset, net	11,804	11,804		11,804
Other assets	13,061	13,061		13,061
Total assets	268,194	268,194		2,538,194
Liabilities and Equity				
Current liabilities				
Notes payable	300,000	300,000		300,000

Line of credit	392,258	392,258		292,258
Accounts payable	347,196	347,196		347,196
Due to related parties	40,666	40,666		40,666
Total current liabilities	1,080,120	1,080,120		1,080,120
Note payable				
Total liabilities	1,080,120	1,080,120		1,080,120

Equity

Common stock 150,000,000 shares authorized, Par value $.0001, 35,516,250, shares issued and outstanding	35,516			
Paid-in capital	894,975	23,000	(C)	58,516
Accumulated losses	(1,742,417)	2,247,000	(C)	3,141,975
Total equity	(811,926)			(1,742,417)
		2,270,000		1,458,074
Total liabilities and equity	$ 268,194	$ 2,270,000		$ 2,538,194

(A) $2,070,000 of the proceeds will be used for the payment of operating expenses of the Company, including the payment of executive salaries totalling $500,000.
(B) $200,000 of the proceeds will be used to purchase machinery and equipment including computer hardware and software.
(C) Proceeds totalling $2,270,000 net of $30,000 commission from sale of 23,000,000 shares at $.10.

Number of preferred shares authorized to be outstanding: N/A

Number of Class of Preferred	Par Value Shares Authorized	Per Share

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: None.

DESCRIPTION OF SECURITIES

14 *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

*[ ] Other:*______________________

15 *These securities have:*

Yes	No	
[X]	[]	*Cumulative voting rights*
[]	[X]	*Other special voting rights*
[]	[X]	*Preemptive rights to purchase in new issues of shares*
[]	[X]	*Preference as to dividends or interest*
[]	[X]	*Preference upon liquidation*
[]	[X]	*Other special rights or preferences (specify):*

16. *Are the securities convertible? [] Yes [X] No*
If so, state conversion price or formula.
Date when conversion becomes effective: ***01/***
Date when conversion expires: .

17. *(a If securities are notes or other types of debt securities: (notes......)*

(1) *What is the interest rate? _%*
If interest rate is variable or multiple rates, describe: ___

(2) *What is the maturity date? __*
If serial maturity dates, describe: ____________________

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No

Describe: ____________________

(4) *Is there a trust indenture?* [ ] Yes [X] No

Name, address and telephone number of Trustee

(5) *Are the securities callable or subject to redemption?* [ ] Yes [X] No

Describe, including redemption prices: ____________________

(6) *Are the securities collateralized by real or personal property?* [ ] Yes [**X**] No

Describe: ____

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______0_____
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____0_____
How much indebtedness is junior (subordinated) to the securities? $ _______0_____

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

Not Applicable.

18. If securities are Preference or Preferred stock:

Non Applicable

Are unpaid dividends cumulative? *[ ] Yes [X] No*

Are securities callable? *[ ] Yes [X] No*

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

No.

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________*

Not Applicable.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

There are no selling agents in this offering. The offering will be completed by a direct offering to the investors.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

Not Applicable

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not Applicable

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

The Offering Will Be Sold By Our Officers

Brian Rudman, CEO/Present

Khalil Lalani , Secretary

We are offering up to a total of 23,000,000 shares of common stock on a best efforts basis, with no minimum number of shares and maximum of 23,000,000 shares . The offering is being made through the Company's Officers. The offering price is $0.10 per share. There is no minimum investment criterion for the purchase of company stock. All money received from the offering will be immediately used by us and there will be no refunds. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so. Funds from this offering will be placed in a separate bank account at Wells Fargo Bank N.A., The funds will be maintained in the separate bank until we will remove those funds and use the same as set forth in the Use of Proceeds section of this prospectus. This account is not an escrow, trust or similar account. Your subscription will only be deposited in a separate bank account under our name. An Account will be established that is tied to the Client-Trust Account of Applbaum & Zouvas, our attorney, Wells Fargo Bank N.A.; ABA#121000248, Acct # 8759190112.

As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment. Any funds received by us will immediately used by us. There are no finders involved in our distribution. Officers, directors, affiliates or anyone involved in marketing the shares will not be allowed to purchase shares in the offering. You will not have the right to withdraw your funds during the offering.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No*

This offering is limited to accredited investors.

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Non Applicable

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

Non Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Non Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Brian Rudman:** *Title: Chief Executive Officer / President*

Name: Brian Rudman **Age: 41**

Office Street Address:
5600 W.; Lover Lane # 111 Dallas, TX 75209 **Telephone No.: (214)351-4832**

Brian Rudman

Brian attended Northwestern University. He attended medical school at the University of Missouri, then returned to Northwestern University for a residency in Anesthesiology. There, Brian was selected to serve as Chief Resident.

Experience

1. **CEO**
   Tempest Tea
   (Partnerhip / Corporation ; 11-50 employees ; Retail industry)
   July 2003 – Present (5 years)
   Founder, Concept creator, and architect of the brand.

2. **Anesthesiologist, Director**
   North Texas Anesthesia Consultants
   (Partnership ; 11-50 employees ; Medical Practice industry)
   July 1996 – Present (12 years)

3. **President**
North Texas Anesthesia Consultants
(Privately Held ; 11-50 employees ; Medical Practice industry)
January 1999 – September 2003 (4 years 9 months)
Led a spinoff of prior Anesthesia practice group including hiring of legal, financial and management teams, assembling board of directors and negotiating managed care contracts.

4. **Director**
Pinnacle Anesthesia Consultants
(Partnership ; 201-500 employees ; Medical Practice industry)
January 1999 – January 2002 (3 years 1 month)
Board member contrarian. Fought and led dissent on matters of antitrust, expense allocation, and business model management.

Education

Northwestern University
Post Doc, Anesthesiology, July 1992 – June 1996
Routinely worked 80-100+ hour work weeks. In addition to this workload had responsibility of organizing emergency call schedule of 60 residents scattered across 5 hospitals.
Activities and Societies: Selected Chief Resident 1996
Coordinated weekend course on "The Business Side of Medicine" 1995

Northwestern Univerisity
BA, English and European History, September 1984 – June 1992
Activities and Societies: Chairman Students Against Multiple Sclerosis
Finance Chairmen Zeta Beta Tau
Crew Team

University of Missouri
MD, Medicine, August 1988 – May 1992

32. Other Key Personnel:

Khalil Iqbal Lalani **Title: Secretary**

Name: Khalil Iqbal Lalani **Age: 36**
Office Address:
5600 W. Lovers Lane # 111 Dallas , TX. 75209 **Phone: (214) 351-4832**

Mr. Lalani graduated from the University of North Texas with a Bachelor of Arts in Chemistry. While attending college Mr. Lalani ran the front desk at what was the busiest Hyatt's in the US, located in DFW Airport, and received valued real world education in customer service, employee and coworker management, as well as operations in fast "turn

over" environment. Post graduation Mr. Lalani began coursework at Southern Methodist University in computers and during his coursework was hired by Microsoft Corporation. While working with one of his clients at Microsoft, Thinklink, he was recruited to join their team in San Francisco. Think link is a short time during his tenure became one of the largest VoIP companies in the world, but ultimately failed during the dot com bust in 2002.

After being shaped by these experiences, Mr. Lalani struck out in the entrepreneurial world of franchising. In 2003 he purchased a Marble Slab Creamery franchise in Fort Worth, Texas, combining his prior experiences in management in fast pace environment with corporate work ethic. Within 2 years hs built and developed 3 additional franchises and became experienced in multi-unit franchising, including management and oversight of multiple retail locations, employee management, and general operations. He brings this range of experiences, to TT Bev, Inc.

Experience:

Paciugo: 2006 – Present
Marble Slab: 2003 – Present
Thinklink: 2000 -2001
Micorsoft : 1999 – 2000
Hyatt: 1994 – 1997

Education:

University of North Texas
Bachelor of Arts in Chemistry
Graduated Chemistry degree 1995

DIRECTORS OF THE COMPANY

33. *Number of Directors:* __**2 (TWO)**__. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

YES

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) Name:
__**Robert Feeback**__ Age: __**50**__

Title:
__**Director**__

Office Street Address: Two Lincoln Centre, 5450 LBJ Freeway, Suite 1450, Dallas, TX 75240

Telephone No.: (972) 490-2352

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Robert Feeback Bio

Robert Feeback is a senior executive with 27 years of experience in sales, marketing, general management, and consulting. He has directed operating divisions with two large industry leaders producing over $200 million in annual gross revenue. His areas of expertise include organizational design and effectiveness, business process outsourcing, establishing partnerships and strategic alliances, and mergers & acquisitions.

Mr. Feeback is presently the Managing Partner of Summit Advisory Partners an affiliate of the Beta Capital Group. In this role, "Rob" oversees the company's execution of best practices and investment strategies for the emerging business segment. Summit provides merger & acquisition and business acceleration services to emerging companies generating between $1mm and $20mm in annualized revenue.

Prior to joining Summit Advisory Partners, Mr. Feeback was the Senior Vice President and Benefits Outsourcing Practice Leader for Hewitt Associates' Southwest market unit and the Central Area Vice President for Coca-Cola North America. In these roles Mr. Feeback was responsible for guiding a large HR services practice and a $220mm U.S. consumer products division.

Mr. Feeback received his Bachelors degree from West Texas State University and presently serves on the Board of Directors for the Plano Sports Authority and My Vintage Baby, Inc.

Experience

Summit Advisory Partners, An Affiliate Partner of the Beta Capital Group — **2004-Present**
Managing Partner
National Account Executive, Ivince, CA. — **1989 -1993**
Managed the companies fifth largest national account (Foodmaker, Inc DBA Jack In The Box and Chi-chi's) representing annual volume of 4.5mm gallons, $27MM in revenue's, and $9MM in economic profit.
District Sale Manager, Irvine, CA — **1988- 1989**
Managed six Terriory Sales manager handling 5000 retail accounts in Southern California.
Area Acount Executive I & II , Salt lake City, UT. — **1984-1988**
District Account Executive, Phoenix, AZ. — **1983-1984**
Managed 100 small regional chain accounts within Arizona, Grew volume 12% and profit 22%.
Territory Sales Manager — **1980-1983**

Education & Professional Development

West Texas State University, BBA, Management, 1980
Certified trainer-Strategic Selling, Conceptual Selling, Situational Negotiation Skills, Process Perfomance Management, Performace Development Systems, Leadership

Excellence, and Financial Performance Management.

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No Explain:

Dr.Rudman has extensive knowledge of the beverage industry, distribution systems and classes of trade based upon his 20 year stint with the Coca-Cola Company

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

Mr. Feeback has no precautions and is free from any claims relating to his 20 year tenure at Coca-Cola Company. Dr Rudman is the founder of Tealife, LP the predecessor of TT Bev, Inc. Besides this he has never worked in any related industry.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Company is currently in operation.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Non Applicable

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

Non Applicable

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive*

officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Non Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brian Rudman	**5600 W. Lovers Lane # 111 Dallas, TX 75209**	**Common Shares**	**$0.001**	**6,807,127**	**19.17%**	**6,807,127**	**10.07%**

Telephone No. (214) 351-4832
Principal occupation: Active practicing Physician, CEO / President Beverages, Inc.,

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Jody Rudman	**5600 W. Lovers Lane # 111 Dallas, TX 75209**	**Common Shares**	**$0.001**	**6,807,127**	**19.17%**	**6,807,127**	**10.07%**

Telephone No. (214) 351-4832
Principal occupation: Attorney

Name	Address	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
The	**5600 W.**	**Common**	**$0.001**	**7,103,250**	**20.00%**	**7,103,250**	**11.01%**

Rudman Group, LLC	**Lovers Lane #111, Dallas, TX 75209**	**Shares**

38. **Number of shares beneficially owned by Officers and Directors as a group:**
Before offering: 20,717,504 shares (58.34 % of total outstanding)

After offering:
a) Assuming minimum securities sold: Not Applicable
b) Assuming maximum securities sold: 23,000,000 shares

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

As of the date of this filing, Brian and Jody Rudman are husband and wife and jointly the partners in The Rudman Group, LLC.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Brain and Jody Ruman have added additional funds into this company (and the predecessor entity Tealife, LP) to maintain sufficient cash to fund operations of the company in 2008. These funds were recorded as an account payable to the company and carries no interest or specified timing of re-payment. Funds from this offering will not be used to repay this obligation.

(c) If any of the Company's Officers, Directors, key personnel or 10%

stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Non Applicable

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

Non Applicable

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

A salary will be paid to Brian Rudman as CEO upon funding of the company.

(c) *If any employment agreements exist or are contemplated, describe:*

Non Applicable

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:*

Non Applicable

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.*

Non Applicable

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

Non Applicable

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

Business is sustainable regardless of termination. Beverage industry personal are readily available in the marketplace.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the company's business, financial condition or operations, including any litigation or action involving the company's officers, directors or other personnel.

FEDERAL TAX ASPECTS

44 If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Non Applicable

Name of Tax Advisor:

____

____

_____
Address:

____

____

____
Telephone No.
(___)____-

____

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no other material factors.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Financials attached as Exhibit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Although the company has been operating for nearly 5 years as a retail entity, the wholesale sales side of the company is significantly younger. Starting approximately 3 years ago we began selling the same products we retailed, at lower prices and higher volumes to other businesses. When we shifted focus and decided to make a determined effort to grow the business we launched new products to augment sales.

We thus incurred a greater net loss do to three major factors – additional payroll needed to launch this initiative, additional marketing/product introduction expenses, and product

discounting.

Several (non-experienced) sales and marketing people were added to the payroll to staff trade shows, participate in sales calls and take orders when placed by new customers. These people were necessary to hire to initiate the sales relationships.

Marketing expenses – to gain initial market awareness with retail buyers and store owners we attended numerous industry trade shows. The total costs of each of these shows (including trade show fees, travel expenses, cost of shipping products) exceeded $10,000 and we participated in between 6 and 10 a year. There as well were expenses assosicated with acquiring / creating the trade show booth.

Lastly, to open up new sales channels and introduce these products into the marketplace we had to participate in initial discounts with customers. From "By one get one free" to initial one round of free product (know in the industry as a "free-fill) we often had to give product to retailers initially – thus we had a sales price of zero but a real cost of goods resulting in a new loss on each new retailer. Additionally, in the beverage industry it is not uncommon for retailer to ask for what is known as "slotting fees" or physical cash for space on the shelf of major chains. In these cases not only was there a loss due to zero sales revenue and a cost of goods but an addional "slotting expense" caused a more significant upfront loss.

As we rolled out additional products we also incurred additional employee expenses to assist with operations and order fulfillment as well as compliance in following each store and distributors purchasing requirements. We additionally had expenses associated with meeting buyers by attending industry trade shows and displaying our products. All of these, although prolonging a net loss, helped dramatically increase the sales growth aforementioned.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Our sector of the beverage industry consistently continues to outperform the beverage industry as a whole. According to Mintel and other industry report, consumers continue the trend of "enhanced beverages" (i,e,, energy drinks) as well as beverages targeted for more healthfull sonsumption (i.e., tea and enhanced waters). We aim to continue to ride these trends as the focus of the company, indeed the brand essence of the company, is "Drinking to improve Life" We only design and produce beverages that are in keeping with these general trends.

Historically we have grown revenues by growth in all product categories and our focus going forward remains the same. We saw initial launch and then growth of our ready to drink products in 2007 and early 2008 and expect these trends to continue as we release new products into the sales channels already created, while expanding these to new channels with the hiring of additional sales personnel and additional product recognition through marketing.

Gross margins should remain steady or increase when launching new products and during these times transient dip is seen as product must be discounted for retailer initial acceptance. This was our experience in 2007 and should repeat again as we launch new products post this funding. The size of these decreases in margin is entirely dependent on the size of the initial orders of the retailers and the ability for favorable discounting to be negotiated. General

and administrative expenses hould consistently track at around 10% of gross sales going forward, with perhaps a first quarter dip post funding as our initial focus is on hiring the right sales individual and then more on significantly increasing sales. Interest expenses are dependent on the more macroeconomic environment but as sales increase we expect to be able to leverage a larger amount of receivables to be used as collateral to refinance our debt to lower interest rates.

49 *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _.1.3_ %. What is the anticipated gross margin for next year of operations? Approximately 42_ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.*

There were several factors that lead to the drop in gross margin. Most importantly was the introduction and roll out of our ready to drink beverages in 2007. In 2006 our sales predominantly came from tea adn teabags with steady growth. In 2007 we had initial production costs as we produced new product that we had not yet created a market for – thus we lowered our margin to higher costs. Additionally, as mentioned previously to launch these products into the market place, due to the competitive nature of the beverage industry we had to enter into business transactions with initial discounts, "Buy one get one free", or "slotting fees" all of which affected either our gross or net margin on our products.

50. *Foreign sales as a percent of total sales for last fiscal year: __6_ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __94_ %. Explain the nature of these sales, including any anticipated changes:*

We have launched product with the largest beverage distributor in Puerto Rico as well as distributors in New Zealand and Australia. We have early discussions about distribution into Japan, China, and the Netherlands as well.

(1) Balance Sheet — *as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.*

TT Bev Inc.
Consolidated Balance Sheets
(unaudited)

		March 31,	*December 31,*	
		2008	**2007**	**2006**
Assets				
Current Assets				
Cash in Banks	**$**	**21,736**	**1,283**	**70,137**

Accounts Receivable	22,798	29,621	--
Inventory	147,818	82,645	104,016
Total Current Assets	192,352	113,549	174,153
Property and equipment, net	50,977	53,161	45,909
Intangible asset, net	11,804	14,583	25,697
Other assets	13,061	13,061	13,061
Total Assets	268,194	194,354	258,820
Liabilities and members' equity			
Current Liabilities		2,442	
Bank overdraft		--	--
Notes Payable	300,000		
Line of credit	392,258	392,258	287,432
Accounts payable	347,196	255,608	149,249
Due to related parties	40,666	40,46	40,282
Total Current Liabilities	1,080,120	690,774	476,963
Note payable	--		--
Total liabilities	1,080,120	690,774	476,963
Equity			
Common Stock 150,000,000 shares authorized, Par value $.001, 35,516,250 shares issued and outstanding	35,516	--	--
Paid-in capital	894,975	1,180,491	728,491
Accumulated lossed	(1,742,417)	(1,676,911)	(946,634)
Total equity	(811,926)	(496,420)	(218,143)
Total Liabilities and equity	268,194	1,94,354	258,820

(2) **Statements of income, cash flows, and other stockholders equity** —*for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.*
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in

detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

TT Bev Inc
Consolidated Statements of Cash Flows
(unaudited)

		March 31, 2008	December 31, 2007	2006
Cash flows from operating activity	$	(65,506)	(730,277)	(735,077)
Net loss				
Adjustments to reconcile net loss to net Cash used in operating activities				
Depreciation and amortization		5,319	21,277	19,704
Changes in operating assets and liabilities:				
Accounts receivable		6,823	(29,621)	--
Inventory		(65,173)	21,371	(31,751)
Accounts payable		91,588	106,359	92,123
Net cash used in operating activities		(26,949)	(610,891)	(655,001)
Cash flows used in investing activities:				
Purchase of property and equipment		(356)	(17,415)	(4,757)
Cash flows from financing activities:				
Repayment of advances (to member)		----	184	1,128
Proceeds from issuance of notes payable		300,000	---	---
Increase bank overdraft		(2,442)	2,442	---
Advances from members		200	---	40,282
Proceeds from lines of credit, net of Repayments		(250,000)	---	---
Capital contributed by members		—	452,000	381,509
Net Cash flows from financing activities		47,758	559,452	680,448
Net increase in cash and cash equivalents		20,453	(68,854)	20,690
Cash and cash equivalents, beginning of year		1,283	70,137	49,447
Cash and cash equivalents, end of year		21,736	1,283	70,137
Supplemental disclosure information:				
Interest paid		14,317	48,662	2,762
Income taxes paid		--	--	--

See accompanying notes to compiled financial statements

TT Bev Inc.
Consolidated Statement of Operations**
(Unaudited)

	For the year ended December 31,		
	2008	2007	2006
Sales, net of discounts and allowances	$ 132,542	$ 654,905	$ 493,013
Cost of Goods Sold	74,579	654,928	437,829
Gross Profit	57,963	23	55,184
Selling, general and administration expenses			
Salaries and wages	41,634	194,310	268,027
Sales Commisions	8,504	36,111	
Marketing	13,025	94,459	93,477
Management fees	--		48,000
Travel, meals and entertainment		20,330	43,712
Rent	9,998	63,546	56,021
Insurance	1,393	28,563	29,708
Utilities	1,546	11,172	22,111
Taxes and licenses	2,694	37,608	27,186
Postage and delivery		7,895	21,150
Printing		10,936	25,591
Professional fees	5,354	80,793	51,855
Legal Settlement	2,500		
Office supplies	4,404	6,161	18,905
Contract labor		35,342	6,499
Communications	1,911	8,910	7,752
Dues and subscriptions	200	1,452	8,078
Credit Card fees		12,104	11,797
Graphic design	1,700	--	11,199
Trade show and member fees		6,000	--
Depreciation and amortization	5,319	21,277	19,704
Other	8,970	13,313	15,727
Total selling, general and administrative Expenses	109,152	690,592	787,499
Income from operations	(51,189)	(681,615)	(732,315)
Interest expense	14,317	48,662	2,762
Net income	(65,506)	(730,277)	(735,077)

TT Bev Inc.
Consolidated Statements of Changes in Equity
(Unaudited)

	Number of Shares	Common Stock	Paid-in Capital	Accumulated Losses	Total
Balance, December 31, 2005	--	$ --	$ 346,982	$ (211,557)	$ 135,425
Capital contributions	--	--	381,509	--	381,509
Net loss for the year	--	--	--	(735,077)	(735,077)
Balance, December 31, 2006	--	--	728,491	(946,634)	(218,143)
Capital contributions	--	--	452,000	--	452,000
Net loss for the year	--	--	--	(730,277)	(730,277)
Balance, December 31, 2007	--	--	1,180,491	(1,676,911)	(496,420)
Distributions to purchase Publicly held shell	--	--	(250,000)	--	(250,000)
Effect of recapitalization	35,516,250	35,516	(35,516)	--	--
Net loss for the three Months ended March 31, 2008-07-11	--	--	--	(65,506)	(65,506)
Balance, March 31, 2008	35,516,250	$ 35,516	$ 894,975	$ (1,742,417)	$(811,926)

TT Bev Inc.
Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION

TT Bev Inc. ("the Company") was incorporated under the laws of the State of Texas on March 5, 2008. On March 6, 2008 TT Bev Inc. acquired the partnership interests of Tealife, LP, d/b/a Tempest Tea, a Texas limited partnership, and TTRTD, LP d/b/a Tempest Wholesale, a Texas limited partnership for 35,516,250 common shares of TT Bev Inc. The transaction was accounted for as a combination of entities under common control and accordingly, we recorded the merger at historical cost.

The Company owns all of the limited partnership interest of Tealife, LP which in turns owns 80% of TTRTD, LP.

The accompanying condensed financial statements of the Company are unaudited and have been prepared in accordance iwth accounting principles generally accepted in the United States. In the

opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position as of March 31, 2008, and the results of operations and cash flows for teh three month periods ended March 31, 2008. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year ending December 31, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, Tealife, LP d/b/a Tempest Tea, and TTRTD, LP d/b/a Tempest Wholesale. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statements of operations. Examples of estimates include depreciation of property and equipment, and amortization of intangible assets. Actual results could differ from those estimates.

FISCAL YEAR

The Company's fiscal year ends December 31.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost on a first-in, first-out basis or market value. Adjustments for potentially excess and obsolete inventory are made based on management's analysis of inventory levels and future sales forecasts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated using accelerated methods over their estimated useful lives of five to seven years. Leasehold improvements are being depreciated over the term of the lease, excluding option periods. Management believes that the use of the accelerated method instead of the straight line method of depreciation does not significantly affect the recorded depreciation provision or the depreciation allowed. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Upgrades and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets for

impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

INTANGIBLE ASSETS

Intangible assets subject to amortization include trademarks and other amortizable assets.

SHIPPING AND HANDLING COSTS

The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

ADVERTISING

The Company expenses advertising and marketing costs when they are incurred. Advertising and marketing costs totaled $94,459 and $93,477 for the years ended December 31, 2007 and 2006 respectively.

GOING CONCERN

As shown in the accompanying financial statements, the Company incurred net losses of $65,506, $730,277 and $735,077 during the three month period ended March 31, 2008 and for the years ended December 31, 2007, and 2006 respectively. As of March 31, 2008, the Company's current liabilities exceeded its current assets by $811,926. These factors create an uncertainty about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company anticipates raising capital through the issuance of debt or equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the issuance of equity or debt securities or that such funding, if available will be obtained on terms favorable to or affordable by the Company.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, the sale has occurred and the product is delivered, and collectability is reasonably assured.

The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

INCOME TAXES

The Company has adopted SFAS no 109, "Accounting for Income Taxes" as of inception. The Company recognizes deffered tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not

consider realization of such assets to be more likely than not.

For the three months ended March 31, 2008 and for the years ended December 31, 2007 and 2006, the operating Companies were pass-through entities in which the income or loss of the operating Companies were reported on the individual income tax returns of the shareholders. Therefore, no income taxes have been recorded in the financial statements for teh interim three months period or for the years

BASIC AND DILUTED NET LOSS PER SHARE

The Company computes net income (loss) per share in accordance iwth SFAS No. 128 "Earnings per Share". The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstandind during the period using the "as if converted" basis. For the periods ended march 31, 2008 and December 31, 2007 and 2006 there were no potential dilutive securities.

ADVERTISING

The Company expenses advertising and marketing costs when they are incurred. Advertising and marketing costs totaled $ 94,459 and $93,477 for the years ended December 31, 2007 and 2006 respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2008	December 31, 2007	2006
Computer,Software & Equipment	$25,652	$25,276	$21,697
Furniture & Equipment	$94,717	94,717	80,973
Signage	4,695	4,695	4,603
Total	$125,064	$124,688	$107,273
Leasehold Improvements	40,335	40,335	40,335
Accumulated Depreciation	(114,422)	(111,862)	(101,699)
Total;	$ 50,997	$ 53,161	$ 45,909

Tealife, LP d/b/a Tempest Tea
Notes to Financial Statements

N0TE4 – LEASES

The Company's main office is a 1,700 sq, foot sub-leased location in Dallas, Texas. The current lease expires December, 2008 and monthly payment is currently approximately $4800.00. This facility is used to coordinate sales and operations and logistical flow, although no actual Tempest Tea revenue is developed inside this location. The Company also subleases warehouse space from a Dallas Texas warehouse and third party logistics company. Space and terms are determined by the actual amount of pallets on hand at the end of every month. All manufacturing is outsourced to contract packers and no manufacturing equipment is owned or leased by the company.

NOTE 5 - BANK CREDIT LINE

The Company has maintained a line of credit with a bank that provides for borrowings up to $350,000 at a variable interest rate of prime plus 1%. The line of credit is secured by accounts receivable and the personal guarantee of five Limited Partnership members. The balance at March 31, 2008, December 31, 2007 and 2006 was $350,000, $350,00 and $244,000 respectively.

The Company has a line of credit with a credit card company. The line of credit has no defined repayment terms, and is not collateralized. The interest rate is variable with prime. The balance at March 31, 2008, December 31, 2007 and 2006 was $42,258, $42,258 and $43,432 respectively.

NOTE 6 – NOTES PAYABLE

On January 31, 2008 the Company issued a note payable i the amount of $50,000. The note is due in full within thirty days following the written demand of the holder. Upon anticipation that the Company will enter into an agreement to acquire a publicly-traded company and reorganize the note was issued with rights of conversion into common stock of the acquired company. The note payable is collateralized by substantially all of the assets of the Company.

On February 28, 2008, the Company issued a note payable in the amount of $250,000. The note proceeds were used to acuire a publicly-traded shell company iwth which it will reorganize. The note is convertible into common stock of the Company after reorganization at the lesser of a 50% discount to the average bid price for the shares of the common stock of teh Company as quoted on the pink sheet electronic quotation system or three cents ($.03) per share. The note payable is collateralized by substantially all of the assets of teh Company.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31,	December 31,	
	2008	2007	2006
Trademaks	$13,576	$13,576	$13,576
Expenses prepaid to Future periods	----	39,986	36,986
	13,576	50,562	50,986
Less – Accumulated amortization	(1,772)	(35,979)	(24,865)
Intangible assets, net	$11,804	$14,583	$25,697

The intangible assets were acquired from unrelated third parties, and are amortized over lives ranging from 3 – 10 years.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

Not Applicable

(a) *Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:*

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) *A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.*

(c) *(i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.*

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period

need be filed, unless such statements are readily available.

(d) *If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.*

(e) *This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.*

(4) **Pro Forma Financial Information.**

(a) *Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);*

(i) *During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;*

(ii) *After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.*

(b) *The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).*

(c) *Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:*

(i) *If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or*

(ii) *If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.*

PART III — EXHIBITS

EXHIBIT INDEX

Item Index to Exhibits

1.

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. *Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.*
2. *If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.*
3. *Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.*

Underwriting Agreement *— Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.*
Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
Instruments defining the rights of security holders —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement

or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Subscription agreement — *The form of any subscription agreement to be used in connection with the purchase of securities in this offering.*

Voting trust agreement **—** Any voting trust agreements and amendments thereto.

Material contracts

(a) *Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.*

(b) *If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.*

(c) *Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.*

Material foreign patents — *Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.*

Plan of acquisition, reorganization, arrangement, liquidation, or succession — *Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or*

similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

***Escrow agreements** — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.*

Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Sales Material — Any material required to be filed by virtue of Rule 256.

"Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.

Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.

Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

INDEX TO EXHIBITS

EXHIBIT INDEX

Description of Exhibits

(1) Underwriting Agreement

(2) Charter and By-Laws

(3) Instruments Defining the Rights of Security Holders

(4) Subscription Agreement

(5) Voting Trust Agreement

(6) Material Contracts

(7) Material Foreign Patents

(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

(9) Escrow Agreements

(10) Consents

(11) Opinion re Legality

(12) Sales Materials

(13) "Test the Water" Material

(14) Appointment of Agent for Service of Process

(15) Convertible Notes

(16) Additional Exhibits

Exhibit (1) *Underwriting Agreement* *E-1*

Not Applicable.

Exhibit (2) *Charter and By-Laws* *E-2*

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Phil Wilson
Secretary of State

Office of the Secretary of State

March 06, 2008

Attn: Arminer Ter-Vardanyan

LegalZoom.com
7083 Hollywood Blvd.,, Suite 180
Los Angeles, CA 90028 USA

RE: TT Bev Inc.
File Number: 800947435

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic for-profit corporation.

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. The initial franchise tax report will be due a year and 89 days after the effective date of formation. Thereafter, an annual franchise tax report is due each May 15. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at http://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the Internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Stephanie Webb TID: 10285 Document: 206969270002

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Phil Wilson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

TT Bev Inc.
File Number: 800947435

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 03/05/2008

Effective: 03/05/2008

Phil Wilson
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Stephanie Webb TID: 10306 Document: 206969270002

BYLAWS

OF

TT BEV, Inc.

ARTICLE I

Shareholders

Section 1.1. Annual Meetings. An annual meeting of shareholders shall be held for the election of directors on a date and at a time and place either within or without the State of Texas fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting, except as limited by any notice or other requirements under the Texas Business Organizations Code.

Section 1.2. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors or the holders of shares entitles to cast not less than 10% of the votes at the meeting, such meeting to be held on a date and at a time and place wither within or without the State of Texas as may be stated in the notice of the first meeting.

Section 1.3. Notice of Meetings. Whenever shareholders are required or permitted to take action at a meeting a written notice of the meeting shall be given not less than ten (10) nor more than sixty (60) day before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include a list of the names of the nominees intended at the time of the mailing of the notice to be presented by the Board for election.

Notice of a shareholders' meeting or any report shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

Section 1.4. Adjournments. When a shareholders' meeting is adjourned to another time or place, except as otherwise provided in this Section 1.4, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 1.5. Validating Meeting of Shareholders, Waiver of Notice. The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is presented either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice to not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting or approval of the minutes thereof, except as required by the Texas Corporation Law.

Section 1.6. Quorum. A majority of the shared entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken) other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, an meeting of shareholders may be adjourned from time to time by the vote of a majority of the shared represented either in person or by proxy, but no other business may be transacted, except as provided in this Section 1.6.

Section 1.7. Organization. Meetings of shareholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.8. Voting. Unless otherwise provided in the articles of incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholders approving vote is with respect to all shares such shareholder is entitled to vote.

At each election for directors every shareholder entitled to vote at such election shall have the right (a) to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote for or (b) subject to the next sentence, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by his shares shall equal, or by distributing such votes on the same principle among any number of such candidates. Cumulative voting shall not be allowed in an election of directors unless a shareholder who intends to cumulate his votes shall have given written notice of such intention to the secretary of the corporation on or before the day preceding the election at which such shareholder intends to cumulate his votes. All shareholders entitles to vote cumulatively may cumulate their votes if any shareholder gives the written notice provided for herein.

Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by Texas law or by the articles of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as other wise provided by Texas law or by the articles of incorporation or these bylaws.

Section 1.9. Shareholders Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after the expiration of eleven months from the date there of unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section 1.9. Such revocation may be effected by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the proxy prior and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.10. Inspectors. In advance of any meeting of shareholders the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof.

Section 1.11. Fixing Date for Determining of Shareholders of Record. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or to express consent to corporate action in writing without a meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which will not be more than sixty nor less than ten days prior to the date of such meeting nor more than 60 days prior to any other action.

If no record date is fixed: (1) the record date for determining shareholder entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto or the sixtieth (60th) day prior to the date of such other action, whichever is later. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 1.12. Consent of Shareholders in Lieu of Meeting. Except as otherwise provided in the article of incorporation or under the Texas Business Organizations Code, any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the corporation shall be managed by, and all corporate powers shall be managed by, and all corporate powers shall be exercised by or under, the Board of Directors, except as otherwise provided in these by-laws or in the articles of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors. The number of directors constituting the first Board of Directors has been fixed in the original articles of incorporation filed with the Texas Secretary of State.

Section 2.2. Election; Term of Office; Resignation; Vacancies. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Any director may resign effective upon giving written notice to the Chairman of the Board, the Secretary of the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the provisions of the Texas Business Organizations Code, any director may be removed with or without cause ay any time by the shareholders of the corporation at a special meeting called for such purpose. In addition, any director may be removed for cause by action of the Board.

Unless otherwise provided in the articles of incorporation or these by-laws and except for a vacancy caused by the removal of a director, vacancies on the Board may be filled by appointment by the Board. The shareholders may elect a director at any time to fill a vacancy not filled by the Board of Directors.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such places within or without the State of Texas and at such times as the Board from time to time may determine.

Section 2.4. Special Meetings; Notice of Meetings; Waiver of Notice. Special meetings of the Board of Directors may be held at any time or place within or without the State of Texas whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board, if any, or by any two directors. Subject to greater notice requirements set for the in the Texas Business Organizations Code, special meetings shall be held on five days' notice by mail or 48 hours' notice delivered personally or by telephone, telegraph or any other means of communication authorized by the Texas corporation law. Notice delivered personally or by telephone may be transmitted to a person at the director's office who can reasonably be expected to deliver such notice promptly to the director.

Notice of a meeting need not be given to any director who signs a waiver of notice or consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. A notice, waiver of notice, need not specify the purpose of any regular or special meeting of the Board.

Section 2.5. Participation in Meetings by Conference Telephone Permitted. Members of the Board, or any committee designed by the Board, may participate in a meeting of the Board or of such committee, as the case may be, through the use of conference telephone or similar communications equipment permitted by the Texas Business Organizations Code, so long as all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.

Section 2.6. Quorum; Adjournment; Vote Required for Action. At all meetings of the Board of Directors one-half of the authorized number of directors shall constitute a quorum for the transaction of business. Subject to the provisions of the Texas Business Organizations Code, every act or decision done or made by a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the articles of incorporation or these by-laws shall require a vote of a greater number.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board by the Vice Chairman, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Directors Without a Meeting. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

Section 2.9. Compensation of Directors. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Executive and Other Committees

Section 3.1. Executive and Other Committees of Directors. The Board of Directors, by resolution adopted by a majority of the of the authorized number of directors, may designate an executive committee and other committees, each consisting of two or more directors, to serve at the pleasure of the Board, and each of which, to the extent provided in the resolution but subject to the Texas Business Organizations Code, have all the authority of the Board.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election. As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President, a Treasurer and a Secretary. The Board may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board may deem desirable or appropriate and may give them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

Section 4.2. Term of Office; Resignation; Removal, Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of the Chairman of the Board or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy

occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.3. Powers and Duties. The officers of the corporation shall have such powers and duties in the management of the corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Secretary shall have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 4.4. Salaries. The salaries, compensation and other benefits, if any, of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the corporation.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. Forms of Certificates. Every holder in the corporation shall be entitled to have a certificate signed in the name of the corporation by (1) the President, any Vice President, Chairman of the Board or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, of the corporation, certifying the number of shares and the class or series of shares owned by such shareholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any certificate or the issuance of such new certificate.

ARTICLE VI

Records and Reports

Section 6.1. Shareholder Records. The corporation shall keep at its principal executive office or at the office of its transfer agent or registrar a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

Section 6.2. Corporate Documents and By-Laws. The corporation shall keep at its principal executive office the original or a copy of the articles of incorporation and by-laws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. The corporation shall, upon the written request of any shareholder, furnish to that shareholder a copy of the articles of incorporation or by-laws as amended to date.

Section 6.3. Minutes and Accounting Records. The minutes of proceedings of the shareholders, the Board of Directors, and committees of the Board, and the accounting books and records shall be kept at the principal executive office of the corporation, or at such other place or places as designated by the Board of Directors. The minutes shall be kept in written form, and the accounting books and records shall be kept in either written form or in a form capable of being converted into written form.

Section 6.4. Inspection by Directors. Subject to applicable Texas law, every director shall have the right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations for purposes relating to his or her status as a director. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 6.5. Annual Report to Shareholders. Subject to the Texas Business Organizations Code, for as long as the corporation has fewer than the number of shareholders specified in the applicable statute, if any, any requirement of an annual report to shareholders is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the Board considers appropriate.

Section 6.6. Financial Statements. The corporation shall keep a copy of each annual financial statement, quarterly or other periodic income statement and accompanying balance sheets prepared by the corporation on file in the corporation's principal office for 12 months; these documents shall be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

Section 6.7. Form of Records. Any records maintained by the corporation in the regular course of its business, with the exception of minutes in the proceedings of the shareholders, and of the Board of Directors and its committees, but including the corporation's stock ledger and books of account, may be kept on or, be in the form of magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. Principal Executive or Business Offices. The Board of Directors shall fix the location of the principal executive offices of the corporation at any place either within or without the State of Texas.

Section 7.2. Fiscal Year. The fiscal year of the corporation shall be determined by the Board of Directors.

Section 7.3. Seal. The corporation may have a corporate seal which shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.4. Indemnification. The corporation shall have the power to indemnify, to the maximum extent and in the manner permitted by the Texas Business Organizations Code (the "Code"), each of its directors, officers, employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

The corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees and agents (other than directors and officers) against judgments, fines, settlements, and other amounts reasonable incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.

Section 7.5. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instruments in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 7.6. Dividends. The Board of Directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Texas law and its articles of incorporation.

Exhibit (3) Instruments Defining the Rights of Security Holders E-3

Not Applicable.

Exhibit (4) Subscription Agreement E-4

23,000,000 Shares

Common Stock

Investing in our ordinary shares involves risks which are described in the "Risk Factors" section beginning on page 1 of the attached Offering Circular.

	Per Share	Total
Offering Price	**$ 0.10**	**$ 2,300,000**

TT Bev Inc.

A Texas Corporation

SUBSCRIPTION AGREEMENT

To subscribe for Common Stock, a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the enclosed instructions. This entire booklet, together with the appropriate payment as described herein, should then be returned to:

TT Bev, Inc.

If your subscription is not accepted, your original documents and payments will be returned to you promptly. Please be sure that your name appears in exactly the same way in each signature and in each place where it is marked in the documents.

Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. There is no minimum investment criterion for the purchase of company stock.

EACH INVESTOR MUST COMPLETE PAGES 5-16 OF THIS DOCUMENT, ALONG WITH THE APPROPRIATE COLORED SECTION DEALING WITH THE TYPE OF INVESTOR. ALL INVESTORS SHOULD READ THE SECTION "INFORMATION FOR RESIDENTS OF CERTAIN STATES" INCLUDED HEREIN AS EXHIBIT "A" BEGINNING ON PAGE 61.

- **INDIVIDUAL INVESTORS SHOULD COMPLETE THE BLUE PAGES (17-24).**
- **CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS SHOULD COMPLETE THE YELLOW PAGES (25-36).**
- **TRUST INVESTORS SHOULD COMPLETE THE PINK PAGES (37-46).**
- **PLAN INVESTORS SHOULD COMPLETE THE GREEN PAGES (47-56).**

ALL INVESTORS MUST COMPLETE THIS SECTION

SUBSCRIPTION APPLICATION, QUESTIONNAIRE, AND SIGNATURE PAGE

Ladies and Gentlemen:

1. **SUBSCRIPTION**: The undersigned hereby subscribes for and agrees to purchase shares of par value $0.001 common stock (the "shares") offered by TT Bev, Inc. (the "Company"), a Texas corporation, as described in the Form 1-A, dated October 1, 2008, (the "Offering Circular"). The undersigned is delivering with this Subscription Application a check payable to the order of Brianna Babywear, Inc, Inc. in an amount equal to $0.10 per share being purchased to which the Subscription Application relates. There is no minimum investment criterion for subscription.

2. **Representations and Warranties.** By executing this Subscription Application, the undersigned further:

(a) Acknowledges that the undersigned has received the Offering Circular.

(b) Represents and warrants that the undersigned, in determining to purchase shares, has relied solely upon the Offering Circular (including the exhibits thereto) and the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing shares;

(c) Represents and warrants that the undersigned (i) is an accredited investor, (ii) is a qualified Keogh or corporate pension and/or profit-sharing plan or other employee benefit plan ("Plan") under section 401(a) of the Internal Revenue Code and either the Plan or the beneficiaries of the Plan meet the requirements of subparagraph (i) above, or (iii) is purchasing in a fiduciary capacity for a person meeting such conditions;

(d) Represents and warrants that the shares being acquired will be acquired for the undersigned's own account without a view to public distribution or resale and that the undersigned has no contract, undertaking, agreement, or arrangement to sell or otherwise transfer or dispose of any shares or any portion thereof to any other person;

(e) Represents and warrants that the undersigned (i) can bear the economic risk of the purchase of shares including the total loss of the undersigned's investment and (ii) has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in shares, or that the undersigned is being advised by others (acknowledged by the undersigned as being the "Purchaser Representative(s)" of the undersigned) such that they and the undersigned together are capable of making such evaluation;

ALL INVESTORS MUST COMPLETE THIS SECTION

(f) Represents and warrants, if subject to the Employee Retirement Income Security Act (ERISA), that the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase shares and that the undersigned has concluded that the purchase of shares is prudent;

(g) Understands that the undersigned will be required to provide current financial and other information to the Company to enable it to determine whether the undersigned is qualified to purchase shares;

(h) Understands that the shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state and may be subject to substantial restrictions on transfer as described in the Offering Circular under "Description of Securities -Restrictions on Transfer;"

(i) Agrees that the undersigned will not sell or otherwise transfer or dispose of any shares or any portion thereof unless such shares are registered under the Act and any applicable state securities laws or the undersigned obtains an opinion of counsel that is satisfactory to the Company that such shares may be sold in reliance on an exemption from such registration requirements;

(j) Understands that (i) the Company has no obligation or intention to register any shares for resale or transfer under the Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Act) which would make available any exemption from the registration requirements of any such laws and (ii) the undersigned therefore may be precluded from selling or otherwise transferring or disposing of any shares or any portion thereof for an indefinite period of time or at any particular time;

(k) Acknowledges that the undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of shares and has been offered, during the course of discussions concerning the purchase of shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the undersigned has requested so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(l) Represents and warrants that (i) the undersigned is at least 21 years of age; (ii) the undersigned is a United States citizen; (iii) the undersigned has adequate means of providing for the undersigned's current needs and personal contingencies; (iv) the undersigned has no need for liquidity in the undersigned's investments; (v) the undersigned maintains the undersigned's principal residence at the address shown below; (vi) all investments in and commitments to non-liquid investments are, and after the purchase of shares will be reasonable in relation to the undersigned's net worth and current needs; and (vii) any personal financial information that is provided herewith by the undersigned, or is subsequently submitted by the undersigned at the request of the Company, does or will accurately reflect the undersigned's financial condition with respect to which the undersigned does not anticipate any material adverse change;

ALL INVESTORS MUST COMPLETE THIS SECTION

(m) Understands that no federal or state agency, including the Securities and Exchange Commission, has approved or disapproved the shares, passed upon or endorsed the merits of the offering or the accuracy or adequacy of the Offering Circular, or made any finding or determination as to the fairness of the shares for public investment;

(n) Acknowledges that the Company has the unconditional right to accept or reject this Subscription Application;

(o) Acknowledges that the Company has the unconditional right to accept this Subscription Application and apply the proceeds provided the minimum subscriptions have been raised on a timely basis as described in the Offering Circular;

(p) Understands that the shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements, and understandings set forth herein in order to determine the availability of such exemptions to the Company and the suitability of the undersigned to acquire shares;

(q) Represents and warrants that the information set forth herein concerning the undersigned is true and correct;

(r) Represents, warrants, and agrees that, if the undersigned is acquiring shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgements, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) further information as the Company deems appropriate shall be furnished regarding such person or persons; and

(s) Represents and warrants that the attached purchaser questionnaire is true and complete and agrees that the Company may rely on the truth and accuracy of the information contained therein for purposes of assuming the Company may rely on the exemptions from the registration requirements of the Act afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations; and, further agrees that the Company may present such information to such persons as they deem appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit, or proceeding to which the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

ALL INVESTORS MUST COMPLETE THIS SECTION

3. **General Information for All Investors.**

Check One:
( ) Individual ownership
( ) Joint tenants with right of survivorship*
( ) Community Property
( ) Community Property with right of survivorship
( ) Tenants in common
( ) Individual ownership pursuant to purchases under the Uniform Gift to Minors Act**

____

Name of Beneficiary under Uniform Gift to Minors Act — Social Security Number of Beneficiary

( ) Corporation***
( ) Partnerships ***
( ) Limited Liability Company***
( ) Trust***
( ) Retirement Plan***

* Signatures of both parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Application and Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, <u>not</u> the minor beneficiary.

*** If this form of ownership is used, each person having an interest in such entity may be required to meet the suitability standards and submit an appropriate purchaser questionnaire.

PLEASE PRINT THE EXACT NAME(S) IN WHICH YOUR SHARES ARE TO BE REGISTERED:

Name(s): ______________________________

Social Security Number or Employer Identification Number of each Investor:

____

State of Principal Residence:

____

Business/Home Address:

____

(Address - No P.O. Boxes please)

City ______________ State ______________ Zip Code ______________

ALL INVESTORS MUST COMPLETE THIS SECTION

Address where you want your mail sent if different than above:

____
(Address - No P.O. Boxes please)

City ______________________ State ______________ Zip Code ______________

Business Telephone Number: (____) ____________________

Home Telephone Number: (____) ____________________

Facsimile Number: (____) ____________________

Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

____

IN WITNESS WHEREOF, intending to irrevocably bind the undersigned and the personal representatives, successors and assigns of the undersigned and to be bound by this Subscription Application, the undersigned is muting this Subscription Application on the date indicated.

______________________ Signature

______________________ PRINT Name of Individual, Corporation, Partnership, Limited Liability Company, Plan, or Trust

Dated: ______________________

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

CORPORATE ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ______________________, 2006, before me personally appeared ______________________________, known to me to be the __________________of the corporation that executed the foregoing instrument, who swore and acknowledged that he executed the foregoing instrument in such capacity pursuant to authority given by the order of the Board of Directors of said corporation; and that he signed his name thereby by like order.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PARTNERSHIP ACKNOWLEDGEMENT

State of _______________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared ______________________________, known to me to be a general partner of the above-named partnership, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf of the above-named partnership, and that the same is the free act and deed of said partnership and his free act and deed personally as such partner.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

LIMITED LIABILITY COMPANY ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ______________________, 2006, before me personally appeared ____________________________, known to me to be a member of the above-named limited liability company, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf he above-named limited liability company, and that the same is the free act and deed of said limited liability company and his free act and deed personally as such member.

____

Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

TRUST ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared ________________________________, known to me to be a ____________________________ of the above-named trust, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named trust, and at the same is the free act and deed of said trust and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PLAN ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ______________________, 2006, before me personally appeared ______________________________, known to me to be a ______________________________ of the above-named plan, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named plan, and that the same is the free act and deed of said plan and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

1. Name of Individual.

____

2. Purchaser Representative for Individual Investors. Please check (a) or (b):

___(a) I am not relying upon the advice of a Purchaser Representative such as an attorney, accountant, or other advisor in making a final investment decision to purchase shares. I believe that I have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the shares.

___(b) I do not have sufficient knowledge and experience in financial and business matters as required above. I intend to rely on and hereby designate as my Purchaser Representative the individual(s) named below to assist me in evaluating the risks and merits of an investment in the shares. I authorize the Company to furnish such person with a Purchaser Representative Questionnaire requesting certain information regarding his or her expertise and background and I agree to furnish such questionnaire to the Company.

Name of Purchaser Representative: _______________________________

Address: _______________________________

Occupation: _______________________________

Employer: _______________________________

NOTE: IF ITEM 2 (b) ABOVE IS CHECKED, PURCHASER REPRESENTATIVES MUST COMPLETE THE ATTACHED PURCHASER REPRESENTATIVE QUESTIONNAIRE.

3. Investor Accreditation, Sophistication and Suitability.

3.1 Accredited Investor Status. Please complete each of the following certifications:

(a) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

Yes ______ No ______

(b) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

Yes ______ No ______

(c) Other. Yes ______ No ______ (Please describe.)

____

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

3.2 Income Information.

(a) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(b) Anticipated Gross Income During 2006

Individual 2006	Joint 2006	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

(c) Current Net Worth

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(e) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(Remainder of Page Left Intentionally Blank)

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

IF YOU ANSWERED "YES" TO ANY OF ITEMS 3.3.1(a), (b) or (c) ABOVE, YOU DO NOT NEED TO COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE. IF YOU DID NOT ANSWER "YES" TO ANY OF ITEMS 3.3.1(a) or (b) ABOVE, YOU MUST COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE FOR INDIVIDUAL INVESTORS.

3.3 Current Occupation.

(a) Profession, Business, or Employment: ______________________________

____

(b) Position or Duties: ____

____

3.4 Prior Employment or Occupation for the last five years if different than above: _______

____

____

3.5 College, business, or professional education: ______________________________

____

____

3.6 Investment experience.

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ _____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Prior investments in other or limited offerings within the last five years:

( ) corporate equity or debt ( ) real estate ( ) partnerships

( ) other ____________________________________

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(e) Do you make your own investment decisions with respect to the investments described in 3.6 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

(Remainder of Page Left Intentionally Blank)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

This Purchaser Representative Questionnaire is being sent to each potential investor who has indicated an interest in purchasing shares through a purchaser representative and must be completed by such representative and returned to the Company or its authorized representatives. The purpose of this Purchaser Representative Questionnaire is to assure the Company that it may rely on the exemptions from the registration requirements of the securities Act of 1933, as amended (the "Act") afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations.

Please answer every question. If the answer to any question is "None" or "Not Applicable," please so state. Your answers will at all times be kept strictly confidential. However, by signing a Purchaser Representative questionnaire, you agree that the Company may present such Purchaser Representative Questionnaire to parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations, or if the contents are relevant to any issue in any action, suit, or proceeding to thigh the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

Questionnaire

Name of Investor: ____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

A. Name of Purchaser Representative: ________________________________

Business Address: ____

Telephone Number: ____

B. Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

____

____

C. List any business or professional education, including degrees received, if any.

____

____

D. Have you had prior experience in advising clients with respect to investments of this type?

Yes ______ No ______

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

E. List any professional licenses or registrations, including bar admissions, accounting certifications, real estate brokerage licenses and SEC or state broker-dealer registrations held by you.

____

____

F. Describe generally any business, financial or investment experience that would help you to evaluate the merits and. risks of this investment.

____

____

G. State how long you have known the potential Investor and in what capacity.

____

____

H. (a) Do you or any of your "Affiliates" (as defined in Rule 501 of Regulation D) have any material relationship (as defined in Rule 501 of Regulation D) with the above-noted Company or any of its Affiliates, or has any such material relationship existed at any time during the previous two years; or is any such material relationship mutually understood to be contemplated, or has any compensation been received or will any compensation be received as a result of any relationship?

____

____

(b) If you answered "yes" in subparagraph (a) above, please describe each material relationship and indicate the parties involved and the amount of compensation received or to be received as a result of such relationship. **Any material relationship described in this subsection (b) should be disclosed to the Investor in the manner set forth in the Form of Disclosure Letter to Investor from Purchaser Representative attached to this questionnaire.**

____

____

____

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

I. In advising the Investor in connection with Investor's prospective investment in the Company, will you be relying in part on the Investor's own experience in certain areas?

Yes ______ No ______

J. In advising the investor in connection with the Investor's prospective investment in the Company, will you be relying in part on the expertise of an additional Purchaser Representative or Representatives?

Yes ______ No ______

If "Yes," give the name and address of such additional Representative or Representatives.

____

____

Representations and Warranties of Purchaser Representative

I understand that the Company will be relying on the accuracy and completeness of my responses to the questions, and I represent and warrant to the Company as follows:

(i) I am 21 years of age or older and I am acting as Purchaser Representative for the Investor in connection with the Investor's prospective investment in the Company;

(ii) The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under the Securities Act of 1933, pursuant to Regulation A or otherwise;

(iii) I am not an Affiliate (as defined in Rule 501 of Regulation D), director, officer, or other employee of the Company or any of its Affiliates or a beneficial owner of 5% or more of any class of the equity securities of the Company;

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

(iv) I have not, during the past 10 years, (i) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (ii) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining me from acting as an investment advisers underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or (iii) been the subject of any order of a federal or state authority barring or suspending for more than 60 days my right to be engaged in any such activity or to be associated with persons engaged in any such activity, which order has not been reversed or suspended;

(v) I have disclosed to the Investor in writing, prior to the Investor's acknowledgment of me as his Purchaser Representative, any material relationship with the Company or its Affiliates disclosed in answer to question 8 above;

(vi) I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investor's prospective investment in the shares; and

(vii) I will notify the Company immediately of any material change in any statement made herein occurring prior to the closing of any purchase by the Investor of an interest in the proposed investment.

IN WITNESS WHEREOF, I have executed this Purchaser Representative Questionnaire this ___________ day of _______________, 2006.

____
(Signature of Purchaser Representative)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

[Form of Disclosure Letter to Investor from
Purchaser Representative]

_________________, 2006

[Investors]

____
____
____
____

Dear _______________:

In connection with my serving as Purchaser Representative with respect to your proposed purchase of shares offered by Global Media Affiliates, Inc., please be advised that within the last two years there has existed, there now exists or is contemplated to exist the following material relationships:

____
____
____
____

As a result of such relationships, I have received or will receive the following compensation:

____
____
____
____

Very truly yours,

[Purchaser Representative]

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

A. GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS

1. Name of Corporation, Partnership, or Limited Liability Company: ______________________________

2. Date of Formation: ______________________________

3. State of Incorporation or in which Organized: ______________________________

4. Type of Organization and Business Description: ______________________________

____

5. Number of Shareholders, Partners, or Members: ______________________________

6. Has the subscribing Corporation, Partnership, or Limited Liability Company been formed for the specific purpose of purchasing shares?

Yes ______ No ______

7. Is the subscribing entity a limited liability company, partnership, "S" corporation or other form of "pass-through" entity for federal income tax purposes?

Yes ______ No ______

B. ACCREDITATION, SOPHISTICATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

1.1 The undersigned Corporation, Partnership, or Limited Liability Company certifies that EACH of its shareholders, partners, or members meets at least ONE of the following conditions:

(i) Each shareholder, partner, or member is a natural person whose individual net worth (or joint net worth with his spouse) exceeds $1,000,000 (including home, home furnishings and personal property).

Yes ______ No ______

(ii) Each shareholder, partner, or member is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

Yes ______ No ______

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

(iii) The shareholder, partner, or member of the Investor is a corporation, partnership, or limited liability company and all of the shareholders, partners, or members (a "beneficial owner'), respectively, of such corporation, partnership, or limited liability company can answer yes to statement B.1.1 (i) or B.1.1 (ii) above.

Yes _____ No _____

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "YES" TO ANY PORTION OF STATEMENT B.1.1 ABOVE, EACH SHAREHOLDER, PARTNER, MEMBER, OR BENEFICIAL OWNER OF A SHAREHOLDER, PARTNER, OR MEMBER MUST COMPLETE AND EXECUTE EXHIBIT C/P-1 (SEE PAGE CORP./PART./LLC-5) AND MAY SKIP EDITIONS B.1.2 THROUGH B.1.10.

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "NO" TO EACH PORTION OF STATEMENT B.I.I ABOVE, QUESTIONS B.1.2 THROUGH B.1.10 MUST BE ANSWERED.

1.2 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it has total assets in excess of $5,000,000 and that it was not formed for the specific purpose of investing in the shares.

Yes _____ No _____

1.3 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes _____ No _____

1.4 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933.

Yes _____ No _____

1.5 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 and purchasing shares for its own account.

Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.6 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933.

Yes ______ No ______

1.7 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

Yes ______ No ______

1.8 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

Yes ______ No ______

1.9 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

Yes ______ No ______

1.10 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000.

Yes ______ No ______

THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY ANSWERED "NO" TO EACH OF STATEMENTS 1.2 THROUGH 1.10 ABOVE, EACH PERSON MAKING THE INVESTMENT DECISION ON BEHALF OF THE CORPORATION, PARTNERSHIP, OR LIMITED ABILITY COMPANY MUST COMPLETE AND EXECUTE EXHIBIT C/P-2.

C. SUITABILITY OF CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY AS INVESTOR

1.1 Current Net Worth of Corporation, Partnership, or Limited Liability Company:

$________________

1.2 Net Income of Corporation, Partnership, or Limited Liability Company For:

2005 $________________ 2004 $________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.3 Anticipated Net Income of Corporation, Partnership, or Limited Liability Company For:

2006 $________________

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

____

1.2 Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D.1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes _____ No _____

1.3 If the answer to Question D.1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes _____ No _____

1.3.3 Indicate when such permission or authorization was obtained.

____

1.4 Please provide a corporate resolution approving the purchase of the shares and authorizing the appropriate officer to sign all necessary documents relating thereto, including the share certificate and this subscription agreement.

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ______________________ State: _______________ Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: _____________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Trade or industry publication(s}
( ) Broker(s)
( ) Attorney(s)
( ) Financial publication(s)
( ) Banker(s)
( ) Investment advisor(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

Gentlemen:

Please be advised that I am a/an ( ) officer or ( ) director or ( ) general partner or ( ) member or ( ) other fiduciary agent (please specify) ______________________________(check one) of _________________________________ a ( ) corporation, ( ) partnership, ( ) limited liability company (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
________	____
________	____
________	____

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	________	$________
____________	____________	________	$________
____________	____________	________	$________

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or
Limited Liability Company

TRUST INVESTORS MUST COMPLETE THIS SECTION

A. TRUST INVESTORS

1. Name of Trust: ______________________________

2. Trustee(s):

Name	Address	Daytime Telephone No.
____________	____________	____________
____________	____________	____________
____________	____________	____________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

____

____

6. Names and Number of Beneficiaries: ______________________________

____

7. Has the subscribing Trust been formed for the specific purpose of investing in the shares?

( ) Yes ( ) No

8. Type of Trust: (Check One)

( ) Revocable ( ) Irrevocable

Name of Grantor(s) (persons establishing the trust) of Revocable Trust:

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT T-1. IF THE TRUST IS IRREVOCABLE, COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE.

TRUST INVESTORS MUST COMPLETE THIS SECTION

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

1.1 The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.2 The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933.

Yes ______ No ______

C. SOPHISTICATION

Name(s) of person(s) making this investment decision on behalf of the Trust:

____

____

IF THE TRUST ANSWERED "NO" TO STATEMENT B.1.1 ABOVE, EACH OF THE FOREGOING PERSONS MUST COMPLETE AND EXECUTE EXHIBIT T-2.

D. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Trust: $ ____________________.

1.2 Net Income of Trust For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Trust For:

2006 $ ____________________

E. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

TRUST INVESTORS MUST COMPLETE THIS SECTION

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question E. 1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question E. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________ State: ______________ Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: ______________ U.S. Citizen: Yes ____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ ___________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ______________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual		Joint		
2005	2004	2005	2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ________________________(check one) of________________________ a ( ) trust, or ( ) other entity (please specify) ________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	____
__________	____
__________	____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	________	$________
____________	____________	________	$________
____________	____________	________	$________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry	( ) Broker(s)
( ) Financial publication(s)	( ) Investment advisor(s)
( ) Trade or industry publication(s)	( ) Attorney(s)
( ) Banker(s)	( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Trust

PLAN INVESTORS MUST COMPLETE THIS SECTION

A. PLAN INVESTORS

1. Name of Plan: ______________________________

2. (a) Type of Plan: ( ) Qualified Pension, Profit Sharing or Stock Bonus Plan

   ( ) Keogh ( ) IRA ( ) Other (Specify) ______________

   (b) Plan Fiduciaries: ______________________________

Name	Address	Telephone No.
______________	______________________	__________
______________	______________________	__________
______________	______________________	__________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

   ____

   ____

6. Has the subscribing Plan been formed for the specific purpose of investing in the shares?
   ( )Yes ( )No

7. (a) Does each Plan Participant who will invest in shares (i) have the power to direct his investments and (ii) intend to invest in shares pursuant to the exercise of such power?
   ( )Yes ( )No

   (b) Does the Plan either (i) have one Plan Participant or (ii) provide for segregated accounts for each Plan Participant?
   ( )Yes ( )No

   (c) Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?
   ( )Yes ( )No

PLAN INVESTORS MUST COMPLETE THIS SECTION

IF THE PLAN ANSWERED "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1.7 (c) ABOVE, THEN

(a) List:

(i) Number of Plan Participants: ______________________________

(ii) Name of Participant(s) who will invest in shares:

Name	Address	Telephone No.
_______________	______________________________	______________
_______________	______________________________	______________
_______________	______________________________	______________

and (b): **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT P-1, AND THE PLAN SHOULD NOT COMPLETE SECTIONS II, III OR IV.**

IF THE PLAN DID NOT ANSWER "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1,7 (c) ABOVE, THEN THE PLAN MUST COMPLETE SECTIONS B, C AND D AND THE PERSON MAKING INVESTMENTS DECISIONS FOR THE PLAN MUST COMPLETE EXHIBIT P-2.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000 or (ii) has its investment decision made by a plan fiduciary as defined in Section 3(21) or ERISA which is either a bank, savings and loan association, insurance company or registered investment adviser.

Yes ______ No ______

C. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Plan: $ ____________________.

1.2 Net Income of Plan For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Plan For:

2006 $ ____________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D. 1.1 is necessary in order for the Investor to effect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________ State: ______________ Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: ____________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes ______ No ______

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ______________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ____________________________________(check one) of____________________________ a ( ) trust, or ( ) other entity (please specify) ____________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	____
__________	____
__________	____
__________	____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	____________	$________
____________	____________	____________	$________
____________	____________	____________	$________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: __________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Plan

ACCEPTANCE BY Brianna Babywear, Inc..

Global Media Affiliates, Inc. hereby acknowledges receipt from ______________________________ of (i) such subscriber's check in the amount of $____________, and (ii) this subscription for _____________ shares for an aggregate price of $___________ ($0.10 per share) as of __________________, 2006.

ACCEPTED BY THE COMPANY this the _______ day of ___________________, 2008.

TT Bev Inc.

By: ______________________________

Brian Rudman, CEO

Exhibit A

INFORMATION FOR RESIDENTS OF CERTAIN STATES

INFORMATION FOR RESIDENTS OF CERTAIN STATES

EVERY PROSPECTIVE PURCHASER SHOULD READ THE DISCLOSURE BELOW. OFFERS AND/OR SALES MAY ONLY BE MADE IN THOSE STATES DESIGNATED BY THE COMPANY.

ALL STATES: PRESENCE OF A LEGEND OF ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN THAT AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAR STATE. THE ATTACHED REGULATION A OFFERING MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE ADVISED TO CONTACT THE COMPANY FOR A CURRENT LIST OF STATES IN WHICH OFFERS OR SALES MAY BE LAWFULLY MADE.

THESE SECURITIES ARE BEING ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISION OF THE SECURITIES LAWS, SPECIFICALLY REGULATION A OF THE SECURITIES ACT OF 1933 UNDER THE FEDERAL LAW, AND VARIOUS SELF-EXECUTING LIMITED OFFERING EXEMPTIONS OR ISOLATED TRANSACTION EXEMPTIONS IN THE STATES WHERE AN OFFERING WILL BE MADE, WHICH THE OFFEROR INTENDS TO FULLY COMPLY WITH AND IS TAKING SPECIFIC INTERNAL STEPS TO DO SO. ALL SHARES ACQUIRED AS PART OF THE OFFERING, INCLUDING SHARES THAT MAY BE ACQUIRED BY OUR "AFFILIATES" AS DEFINED BY RULE 144 UNDER THE SECURITIES ACT, MAY BE SUBJECT TO THE RESALE LIMITATIONS OF RULE 144 UNDER THE SECURITIES ACT AND MAY BE DEEMED "RESTRICTED SECURITIES" UNDER RULE 144 IN THAT THEY WILL HAVE BEEN ORIGINALLY ISSUED AND SOLD BY US IN TRANSACTIONS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT THAT ENCOMPASSES RULE 144. UNLESS A SPECIFIC EXEMPTION IS AVAILABLE AT BOTH THE FEDERAL AND STATE LEVEL THAT WOULD ALLOW OTHERWISE, ALL SHARES TO BE ISSUED IN CONNECTION WITH THIS OFFERING WILL BE DEEMED RESTRICTED SECURITIES UNDER RULE 144 UNTIL SUCH TIME AS THE SHARES ARE REGISTERED FOR SALE UNDER THE SECURITIES ACT.

THE ATTACHED REGULATION A OFFERING IS NUMBERED AND ONLY DIRECTED TO THE SPECIFIC INDIVIDUAL OR ENTITY INDICATED ABOVE. IT IS FURTHER ASSUMED THAT SUCH OFFEREE RESIDES IN THE JURISDICTION AS INDICATED ABOVE. THIS OFFERING DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE OFFEREE, BY ACCEPTANCE OF DELIVERY OF THIS OFFERING, AGREES NOT TO DELIVER OR DISTRIBUTE THIS OFFERING TO ANY PERSON, FIRM OR ENTITY OTHER THAN HIS/HER ADVISORS.

Exhibit (5) *Voting Trust Agreement* *E-5*

Not Applicable

Exhibit (6) *Material Contracts* *E-6*

ISSUE DATE: June 18, 2007

EFFECTIVE DATE: June 18, 2007

QUOTATION #: temteaq1

WAREHOUSE AND DISTRIBUTION CONTRACT

SHIPMENTS CONSIGNED TO:

Tempest Tea
5600 West Lovers Lane, #111
Dallas, TX 75209

CONTACT: Melissa Rushing

TELEPHONE:	**214-351-4832**
FAX:	**214-351-4831**
EMAIL:	melissar@tempesttea.com

DALLAS TRANSFER and TERMINAL WAREHOUSE COMPANY
2424 North Westmoreland Rd.
Dallas, TX 75212

TELEPHONE: 214 / 631-5047

FAX:

214 / 631-2634

WEBSITE:

www.dallastransfer.com

COMMODITIES	HANDLING		STORAGE		ADMINISTR/	
	PER RATE		PER RATE		PER RATE	
See Rate Addendum – temteara1 dtd 6/18/2007	PALLET	$	PALLET	$	ORDER	

ITEM SETUP - PRIOR TO RECEIPT OF ANY PRODUCT, ALL PRODUCT SPECIFICATIONS MUST BE PROVIDED TO DALL TRANSFER AND BE ENTERED INTO DALLAS TRANSFER'S WAREHOUSE MANAGEMENT SYSTEM.

STORAGE - WILL BE CHARGED ON ALL PRODUCTS ON HAND, ON THE FIRST DAY OF THE MONTH. FOR THE INITIAL MONTH OF INI STORAGE, SPLIT MONTHLY RATES WILL APPLY. PRODUCT RECEIVED ON THE 16TH DAY OF THE MONTH OR THEREAFTER WILL BE CHARGED ONE-HALF THE MONTHLY STORAGE FEE.

HANDLING - IS A ONE TIME CHARGE WHICH INCLUDES RECEIVING PRODUCT, STOWING, ASSEMBLING OUTBOUND ORDERS AND RELOADING PALLETIZED PRODUCT. SEE OTHER CHARGES FOR UNLOADING OR RELOADING FLOOR LOADED MERCHANDISE THA CANNOT BE MECHANICALLY LOADED OR RELOADED. **CHARGES FOR PHYSICAL INVENTORIES, RECOUPING, OVERPACKING CART LABELING AND/OR SORTING AND SEGREGATING WILL BE PER THE ATTACHED HOURLY RATES.**

ADMINISTRATIVE SERVICES – CHARGES FOR SERVICES OTHER THAN THE ABOVE ARE LISTED ON PAGE TWO. ELECTRONIC TRANSFER OF ORDERS VIA THE WEB, EDI, E-MAIL, OR OTHER METHODS NEEDS FURTHER DISCUSSION. THE USE OF DUAL SYSTI WILL BE BILLED THE ATTACHED HOURLY RATES.

ACCOUNT PROFILE - RATES SUBJECT TO THE ATTACHED ACCOUNT PROFILE. THE ACCOUNT PROFILE WILL BE REVIEWED AFTER 90 DAYS AND RATES WILL BE ADJUSTED IF THE PROFILE HAS CHANGED.

INSURANCE AND LIABILITY LIMITS – LIMITED TO 100 TIMES THE BASE STORAGE RATE. NOTE INSURANCE AND LIABILITY SEC *STANDARD TERMS AND CONDITIONS*, PARAGRAPH NUMBER 11.

CONTRACT TERM – **THIS CONTRACT CAN BE CANCELED BY EITHER PARTY BY GIVING 30 DAYS WRITTEN NOTICE. WE RESERVE THE RIGHT TO AMEND RATES WITH A 30-DAY NOTICE.**

ACCESSORIAL CHARGES AND STANDARD TERMS AND CONDITIONS **PER THE ATTACHED ARE P/**

THIS AGREEMENT.

NOTE: THE ACT OF SHIPPING GOODS DESCRIBED HEREON WILL CONSTITUTE ACCEPTANCE OF THE RATE QUOTATION.

DALLAS TRANSFER and TERMINAL WAREHOUSE **TEMPEST TEA**

E. JOHN WARD

SIGNATURE

PRESIDENT

TITLE DATE TITLE
DATE

DALLAS TRANSFER and TERMINAL WAREHOUSE COMPANY

ISSUE DATE:
June 18, 2007

CONTRACT ACCESSORIAL SERVICES

QUOTATION #:
temteaq1

TEMPEST TEA

OTHER MISCELLANEOUS CHARGES	PER	RA
SHRINK WRAPPING PALLETS – MACHINE WRAP / HAND WRAP	PALLET	$4.50
	ORDER	$ 4
SMALL PARCEL ORDERS	ORDER	$ 3
WILL-CALL ORDERS	ORDER	$ 1
SPECIAL CARRIER ROUTING (NOTIFICATION AND COORDINATION)	PAGE	$ (
FAX – OUTGOING PLUS TELEPHONE LINE CHARGES	ORDER	$6
ORDER CANCELLATION/REVISION: (PLUS HANDLING CHARGES)	SURCHARGE	1
ADVANCING CHARGES (PAYING VENDORS ON CUSTOMER'S BEHALF)	SURCHARGE	1% /
COD HANDLING FEE – ***(THE GREATER OF 1% OR $7.00 MINIMUM)***	RECEIPT	$4
INBOUND PRENOTIFICATION – WHEN INBOUND ARRIVES ***WITHOUT*** A PRENOTIFICATION SHOWING SKU'S, PIECES, WEIGHT AND LOTS NUMBERS.	ORDER +	$ 5
	LINE	$ 2
RUSH ORDERS – ORDERS TO SHIP WITH LESS THAN A FOUR HOUR LEAD TIME OR RECEIVED AFTER 12:00 NOON C.S.T. FOR SAME DAY SHIPMENT WILL BE ASSESSED A RUSH ORDER CHARGE PLUS ANY ADDITIONAL HANDLING/CLERICAL CHARGE REQUIRED TO COMPLETE THE SHIPMENT. SAME DAY ORDERS MUST BE CLEARLY MARKED. ALL OTHER STANDARD ORDERS WILL BE SHIPPED NEXT DAY.	PALLET	COS
	ORDER	$5
PALLET COSTS – LAST COST BY TYPE AND GRADE PLUS 15% - NET PALLETS PROVIDED	OCCURENCE	COS
	VAN	$ 2
CERTIFICATES OF ANALYSIS OR MSDS's-SENT WITH SHIPMENTS	VAN	$ 3
MATERIALS FURNISHED - OTHER THAN PALLETS	VAN	$ 3
FLOOR LOAD OR DE-VAN AND PALLETIZE - <1,500 pcs	VAN	$ 4
1,500-2,500 pcs	UNIT/ORDER	0.12
2,501-3,500 pcs		
>3,500 PCS		
APPLYING PALLET TAGS, STENCILS OR LABELS (per unit/minimum order)		

HOURLY RATES

HOURLY RATES WILL BE ASSESSED FOR SPECIAL ACTIVITIES, HOURLY RATES APPLY TO:
INITIAL ADMINISTRATIVE AND OPERATIONAL ACCOUNT SETUP, PHYSICAL INVENTO RECOUP AND OTHER ACTIVITIES THAT GO BEYOND "NORMAL" CLERICAL AND WAREH ACTIVITY. HOURLY RATES WILL BE BILLED IN ¼ HOUR INCREMENTS. NORMAL WOR HOURS ARE 7:00AM-4:PM FOR THE WAREHOUSE AND 7:30AM-4:30PM FOR THE OFFICE.

	MON-FRI **REGULAR**	*MON-FRI* **OVERTIME**	*SAT, SUN & HOLIDAYS* **OVERTIME**
WAREHOUSEMAN	$32.00	$42.00	$48.00
FORKLIFT	$ 10.00	$ 10.00	$ 10.00

CLERICAL	$34.00	$44.00	$51.00

SUPERVISION SHALL BE ASSESSED A CHARGE OF $60.00 PER HOUR FOR ALL OVERTIM
MINIMUM 4 HOURS WILL BE BILLED ON ALL SATURDAYS, SUNDAYS, AND HOLIDAYS.

MINIMUM CHARGES	**RATE**
MONTHLY RECURRING STORAGE	$150.00
MINIMUM PER SKU and LOT	$ 4.00 / $ 3.00
STORAGE PER SKU / LOT	$ 5.00 / $3.00
HANDLING PER SKU / LOT	$5.00 / $ 3.00
MINIMUM CHARGE PER RECEIPT	$10.00

DALLAS TRANSFER and TERMINAL WAREHOUSE COMPANY
RATE ADDENDUM

ISSUE DATE:

June 18, 2007

QUOTATION #:

temteara1/temteaq1

TEMPEST TEA
DALLAS TRANSFER and TERMINAL WAREHOUSE COMPANY

Appendix B

INFORMATION TECHNOLOGY SERVICES SUPPLEMENT

INFORMATION TECHNOLOGY SERVICES & CHARGES

Dallas Transfer provides a variety of Information Technology (I.T.) services to facilitate the supply chain process. These service their rates are provided below:

Develop UCC 128 labels or equivalent — $175 per hour
This fee applies for new Dallas Transfer client setup and for developing labels for those retailers that require UCC 128 labels, or the equivalent, but are not currently in our system.

Reconfigure existing UCC 128 labels or equivalent — $160 per hour
Dallas Transfer has vendor compliant labeling for most major retailers/consignees. This fee applies for Dallas Transfer clients who need specific information to appear on our standard label format. This fee also applies when Dallas Transfer needs to respond to retailers/consignees who change/modify their requirements.

PC support — $150 per hour

Dallas Transfer operates and maintains dozens of pieces of I.T. hardware. For clients that wish to put their own I.T. equipment inside one of our facilities, we can provide expert assistance with hardware and software installation. In addition, we can provide local and efficient trouble shooting and repair.

Web access to WMS ***$200 p***
month

Dallas Transfer can provide visibility to both customer orders and inventory via the internet. A standard internet browser, user id and password will grant you access to real-time warehouse floor information.

Lan support ***$15***
per hour

Dallas Transfer operates a sophisticated lan. For clients that wish to put their own I.T. equipment inside one of our facilities, we can provide expert assistance. Our internal experts understand our existing infrastructure and can provide a seamless installation.

Custom reports — $175 per hour
Dallas Transfer offers hundreds of summary and detailed reports. Dallas Transfer can modify any of these reports to exactly meet our client's requests.

Data integration — $100 per hour

Dallas Transfer offers a sophisticated warehouse management system (wms). In order to fully leverage the benefits of this asset, a great deal of our clients' data such as item master, ship to addresses, etc. needs to be entered and/or configured. The majority of this work occurs during new client start-up.

Service quotes from Dallas Transfer include the client communication to accurately define the scope and requirements (presented need. Quotes also include the time to perform the work, test it and put it into our production environment. Documen and training are also included in quotes as needed.

EDI Setup

Our experience suggests that although we subscribe to an EDI standard, the mapping that is required must be tailored to meet client's requirements. Below are the charges for EDI transaction services:

Develop new EDI template/transaction sets **$1,000 per EDI set**

Dallas Transfer has standard EDI transaction sets for the EDI's most widely used by logistics companies. This fee applies for new Dallas Transfer client setup and for developing new EDI templates not currently in our system.

INITIAL ____________ INITIAL ____________

INFORMATION TECHNOLOGY SERVICES SUPPLEMENT

INFORMATION TECHNOLOGY SERVICES & CHARGES (continued)

Develop new EDI template/transaction sets
$175 per hour
The per transaction set charge above includes up to 6 hours of I.T. Personnel time to work with your organization during initiation and set-up. The hourly rate herein shall apply when and if the transaction set time exceeds the 6-hour cap.

Reconfigure existing EDI template/transaction sets
$160 per hour
Dallas Transfer has standard EDI transaction sets for the EDI's most widely used by logistics companies. This fee applies for Dallas Transfer clients who need to modify their existing EDI template/transaction setup.

EDI transmission cost

When outside vans are employed, all van charges will be the responsibility of Dallas Transfer clients.

The following transaction sets are currently available through our I.T. department:

Transaction Set	Description
210	Motor carrier freight details and invoice (transportation freight charges)
214	Shipment status message (confirmation of transportation information)
846	Inventory inquiry / advice (inventory report)
856	Advanced shipment notice (will advise consignee of shipment)
940	Warehouse shipping order (notification of outbound orders to ship)
943	Stock transfer shipment advice (notification of inbounds in-transit)
944	Stock transfer receipt advice (confirmation of inbounds received)
945	Warehouse shipping advice (confirmation of outbound orders shipped)
947	Warehouse inventory adjustment advice (will advise the account of adjustments made to the warehouse inventory)
997	Functional acknowledgment (sent after every EDI is successfully received)

rt07/2

INITIAL ____________ INITIAL ______________

COMMODITIES	HANDLING		STORAGE		ADMINISTR/	
	PER	RATE	PER	RATE	PER	RATE
Various Tea Products – inventory by code and lot	CASE	$ 0.17	CASE	$ 0.09	ORDER	
Tea Bags – sacks with 25 tea bags, 40 sacks per case 20x14x8, 7.5#'s per case, 70 cases per pallet	CASE	$ 0.17	CASE	$ 0.09		
Iced Tea (Restaurant) 20x14x8, 7.5#'s per case, 70 cases per pallet	CASE	$ 0.10	CASE	$ 0.05		
Green U – bottled tea drink in cases 15x10x6, 15#'s per case, 128 cases per pallet	CASE	$ 0.20	CASE	$ 0.10		
Tea'd UP – 6/12pk master carton 16x12x10, 25#'s per case, 60 cases per pallet	PALLET	$ 8.00	PALLET	$ 6.00		
Show and display material on pallets – inventory by pallet						

See Attachment – Lease Agreement

Exhibit (7)	*Material Foreign Patents*	*E-7*

Not Applicable

Exhibit (8)	*Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession*	*E-8*

Not Applicable

Exhibit (9)	*Escrow Agreements*	*E-9*

Not Applicable

Exhibit (10)	*Consents*	*E-10*

(a) Experts:

Written Consent from Auditors

(b) Underwriters:

Not Applicable

Exhibit (11) Opinion re Legality
See attachment with revision *E-11*

Legal Opinion Letter from Counsel

Applbaum & Zouvas LLP
2368 Second Avenue
San Diego, Ca. 92101
(619) 955-6497

June 24, 2008

TT Bev, Inc
5600 W. Lovers Lane #111
Dallas, TX . 75209
8th Floor (PMB 823)
San Diego, CA 92108

Ladies and Gentlemen:

We have acted as counsel for TT Bev, Inc., a Texas corporation (the "Company") We have examined the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company and the record of the Company's corporate proceedings concerning the registration described above. In addition, we have examined such other certificates, agreements, documents and papers, and we have made such other inquiries and investigations of law as we have deemed appropriate and necessary in order to express the opinion set forth in this letter. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, photostatic, or conformed copies and the authenticity of the originals of all such latter documents. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.

We hereby consent (a) to be named in the Offering Statement and in the prospectus that constitutes a part of the Offering Statement as acting as counsel in connection with the offering, including with respect to the issuance of securities offered in the offering; and (b) to the filing of this opinion as an exhibit to the Offering Statement.

This opinion is to be used solely for the purpose of the offering statement and may not be used for any other purpose.

Very truly yours,

Marc Applbaum

Applbaum & Zouvas LLP

Exhibit (12) *Sales Materials* *E-12*

Not Applicable

Exhibit (13) *"Test the Water" Material* *E-13*

Not Applicable

Exhibit (14) *Appointment of Agent for Service of Process* *E-14*

Not Applicable

Exhibit (15) Convertible Notes E-15

NEITHER THIS NOTE NOR THE SECURITIES THAT MAY BE ISSUED BY THE BORROWER UPON CONVERSION HEREOF (COLLECTIVELY, THE "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THE SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (i) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR APPLICABLE STATE SECURITIES LAWS; OR (ii) IN THE ABSENCE OF AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE ISSUER, THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR; (iii) UNLESS SOLD, TRANSFERRED OR ASSIGNED PURSUANT TO RULE 144 UNDER THE 1933 ACT.

CONVERTIBLE NOTE

$250,000.00 February 28, 2008(the "Issuance Date")

FOR VALUE RECEIVED, TT Beverages Inc., a Texas limited liability company (the "**Company**"), hereby promises to pay to the order of Thomas Wade Investments, LLC, a Texas limited liability company, or its assigns (the "Holder") the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), on demand of the Holder (the "**Maturity Date**"). The principal balance of this Note shall be payable pursuant to Paragraph I.

1. Payments of Principal and Interest.

(a) Payment of Principal. The principal balance of this Note shall be paid to the Holder hereof on the Demand. The Company shall not prematurely pay or prepay any outstanding principal balance to the Holder. This note may be assigned by the Holder in its sole discretion.

(b) Default Interest. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the date there of until the same is paid ("Default Interest") and the Holder, at the Holder's sole discretion, may include any accrued but unpaid Default Interest in the Conversion Amount.

(d) General Payment Provisions. This Note shall be made in lawful money of the United States of America by check to such account as the Holder may from time to time designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. For purposes of this Note, "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required by law or executive order to remain closed.

2. Conversion of Note. It is anticipated that the Company will enter into an agreement ("Purchase Agreement") with another company which has shares traded on the pink sheets electronic quotation system ("Public Company") whereby, in exchange for the majority of the issued and outstanding shares of Public Company, Public Company will acquire (by asset or stock acquisition, merger or otherwise) the Company and the current directors of the Company will, upon closing ofthe transactions contemplated by the Purchase Agreement (the "Closing"), become the directors and officers of Public Company. Notwithstanding anything contained herein to the contrary, at any time prior to the Maturity Date, this Note shall, at the option of the Holder, be convertible into: (i) shares of the Company's common stock, share (the "Common Stock"); or (ii) if following the Closing shares of common stock of Public Company ("Public Company Stock"), on the terms and conditions set forth in this Paragraph 2. In

addition, the Company hereby agrees that the Public Company, at the Closing, shall immediately become the absolute guarantor of all of the obligations of the Company hereunder.

(a) Certain Defined Terms. For purposes of this Note, the following terms shall have the following meanings:

(1) "Conversion Amount" means the sum of (A) the principal amount of this Note to be converted with respect to which this determination is being made, and (B) Default Interest, if any, on unpaid interest and principal, if so included at the Holder's sole discretion.

(2) "Conversion Price" means the lesser of: (i) 50% discount to the average bid price for the shares of common stock of the Company (or Public Company) as quoted on the pink sheet electronic quotation system or such other system where the shares are traded for the three consecutive business days prior to the date of Conversion; and (ii) 0.03.

(3) "Other Note" means the convertible notes, other than this Note, issued by the Company to the Holder whether prior, simultaneously with or hereinafter executed.

(4) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(b) Holder's Conversion Right. At any time or times on or after the Issuance Date, the Holder, or its assignees, shall be entitled to convert all of the outstanding and unpaid principal amount of this Note into fully paid and nonassessable shares of Common Stock (or Public Company Stock) in accordance with Paragraph 2(d), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock (or Public Company Stock) upon any conversion; if such issuance would result in the issuance of a fraction of a share of Common Stock (or Public Company Stock), the Company shall round such fraction of a share of Common Stock (or Public Company Stock) up to the nearest whole share.

(c) Conversion Rate. The number of shares of Common Stock (or Public Company Stock) issuable upon conversion of a Conversion Amount of this Note pursuant to Paragraph 2(b) shall be determined according to the following formula (the "Conversion Rate"):

(d) Convers ion Am 0 u n t. Loan shall be converted pursuant to Rule 504(b) of Regulation 0 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and applicable state law into un-legended shares at the Conversion Price. The Company shall use its best efforts to qualify and issue the shares as unrestricted pursuant to a conversion as unrestricted and freely transferable shares pursuant to state law that is consistent with Rule 504(b).

(e) Mechanics of Conversion. The conversion of this Note shall be conducted in the following manner:

(1) Holder's Delivery Requirements. To convert this Note into shares of Common Stock (or Public Company Stock) on any date set forth in the Conversion Notice by the Holder (the "Conversion Date"), the Holder hereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11 :59 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit 2.(d)(1) (the "Conversion Notice") to the Company; and (B) surrender to a common carrier for delivery to the Company as soon as practicable following the date of the Conversion Notice original of the Note being converted.

(2) Company's Response. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall as soon as practicable, but in no event later than three

(3) Business Days after receipt of such Conversion Notice, send, via facsimile and overnight

courier, a confirmation of receipt of such Conversion Notice (the "**Conversion Confirmation**") to such Holder indicating that the Company will process such Conversion Notice in accordance with the terms herein. Within five (5) Business Days after the date of the Conversion Confirmation, the Company shall issue and surrender to a common carrier for delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder, for the number of shares of Common Stock (or Public Company Stock) to which the Holder shall be entitled. If less than the full principal amount of this Note is submitted for conversion, then the Company shall within five (5) Business Days after receipt of the Note and at its own expense, issue and deliver to the Holder a new Note for the outstanding principal amount not so converted; provided that such new Note shall be substantially in the same form as this Note.
(3) Record Holder. The person or persons entitled to receive the shares of Common Stock (or Public Company Stock) issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock (or Public Company Stock) on the Conversion Date.

(e) Taxes. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock (or Public Company Stock) upon the conversion of Notes.

3. Other Rights of Holders.

(a) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction which is effected in such a way that holders of Common Stock (or Public Company Stock) are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock (or Public Company Stock) is referred to herein as "**Organic Change.**" Prior to the consummation of any (i) Organic Change or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the "**Acquiring Entity**") a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to Holder in exchange for this Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note, and reasonably satisfactory to the Holder. Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holders of a majority of the Conversion Amount of the Notes then outstanding) to ensure that each of the Holders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock (or Public Company Stock) immediately theretofore acquirable and receivable upon the conversion of such Holder's Note, such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock (or Public Company Stock) which would have been acquirable and receivable upon the conversion of such Holder's Note as of the date of such Organic Change (without taking into account any limitations or restrictions on the convertibility of the Note).

(b). **Security Interest.** To the extent the principal amount of the Note is greater than $100,000, Company hereby grants Holder a continuing security interest in all presently existing and later acquired Collateral to secure all obligations and performance of Company's duties hereunder (collectively, the "**Obligations**"). The term "**Collateral**" shall include the following categories of assets as defined in Article 9 of the Uniform Commercial Code of the State of Texas as amended (the "UCC"): goods (including inventory, equipment and any accessions thereto, instruments (including promissory notes), documents, accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-ofcredit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations and any and all proceeds of any thereof, wherever located, whether now owned or hereafter acquired. Notwithstanding anything contained herein to the contrary, any rights granted to Holder pursuant to the security interest granted hereunder may only be enforced following prior written notice of a default of the Obligations to Company

with a five (5) day opportunity for each party to cure such default. If, pursuant to the UCC, prior notice must be given to the Company upon the occurrence of an event, a five (5) day notice period shall be sufficient. Company irrevocably authorizes the Holder at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that: (i) indicate the Collateral as all assets of Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail; and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (y) whether Company is an organization, the type of organization, and any organization identification number issued to Company, and, (z) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates; and contain a notification that Company has granted a negative pledge to the Holder, and that any sUbsequent lien or may be tortiouously interfering with the Holder's rights. Company agrees to furnish any of the foregoing information to the Holder promptly upon request. Company ratifies its authorization for the Holder to have filed any like initial financing statements or amendments thereto if filed prior to the date hereof. The Holder may add any supplemental language to any such financing statement as the Holder may determine to be necessary or helpful in acquiring or preserving rights against third parties.

4. Reservation of Shares. The Company shall at all times, so long as any principal amount of the Notes is outstanding, reserve and keep available out of its authorized and unissued Common Stock (or Public Company Stock), solely for the purpose of effecting the conversion of the Notes, such number of shares of Common Stock (or Public Company Stock) as shall at all times be sufficient to effect the conversion of all of the principal amount of the Notes then outstanding; provided that the number of shares of Common Stock (or Public Company Stock) so reserved shall at no time be less than one hundred ten percent (110%) of the number of shares of Common Stock (or Public Company Stock) for which the principal amount of the Notes are at any time convertible. The initial number of shares of Common Stock (or Public Company Stock) reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among 'the Holders of the Notes based on the principal amount of the Notes held by each Holder at the time of issuance of the Notes or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder's Notes, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock (or Public Company Stock) reserved for such transferor. Any shares of Common Stock (or Public Company Stock) reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such Holders.

5. Voting Rights. Holders shall have no voting rights, except as required by law.

6. Reissuance of Note. In the event of a conversion or redemption pursuant to this Note of less than all of the Conversion Amount represented by this Note, the Company shall promptly cause to be issued and delivered to the Holder, upon tender by the Holder of the Note converted or redeemed, a new note of like tenor representing the remaining principal amount of this Note which has not been so converted or redeemed and which is in substantially the same form as this Note.

7. Defaults and Remedies.
(a) Events of Default. An **"Event of Default"** is: (i) default for thirty (30) days in payment of interest or Default Interest on this Note; (ii) default in payment of the principal amount of this Note when due; (iii) failure by the Company for thirty (30) days after notice to it to comply with any other material provision of this Note; (iv) if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (I) is for relief against the Company in an involuntary

case; (2) appoints a Custodian of the Company or for all or substantially all of its property; or (3) orders the liquidation of the Company or any subsidiary, and the order or decree remains unstayed and in effect for thirty (30) days. The Term "**Bankruptcy Law**" means Title 11, U.S. Code, or any similar Federal or State Law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(b) Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may declare this entire Note, including any interest and Default Interest and other amounts due, to be due and payable immediately.

9. Vote to Change the Terms of this Note. This Note and any provision hereof may only be amended by an instrument in writing signed by the Company and holders of a majority of the aggregate Conversion Amount of the Notes then outstanding.

10. Lost or Stolen Note. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Notes, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note; provided, however, the Company shall not be obligated to re-issue a Note if the Holder contemporaneously requests the Company to convert such remaining principal amount into Common Stock (or Public Company Stock).

11. Payment of Collection, Enforcement and Other Costs. If: (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (ii) an attorney is retained to represent the Holder of this Note in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note, then the Company shall pay to the Holder all reasonable attorneys' fees, costs and expenses incurred in connection therewith, in addition to all other amounts due hereunder.

12. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full; this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

13. Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

14. Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Texas, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Dallas, Texas, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally sUbject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.**

15. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The

remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to each Holder of Notes that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth Of provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly prOVided herein, be SUbject to any other obligation of the Company (or the performance thereof).

16. Specific Shall Not Limit Genera!; Construction. No specifIC provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof.

17. Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its Chief Executive Officer on and as of the Issuance Date.

TT Beverages, Inc.
A Texas Corporation

By:/s/Brian Rudman
Brian Rudman, President and Manager

NEITHER THIS NOTE NOR THE SECURITIES THAT MAY BE ISSUED BY THE BORROWER UPON CONVERSION HEREOF (COLLECTIVELY, THE "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THE SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED: (i) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR APPLICABLE STATE SECURITIES LAWS; OR (ii) IN THE ABSENCE OF AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE ISSUER, THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR; (iii) UNLESS SOLD, TRANSFERRED OR ASSIGNED PURSUANT TO RULE 144 UNDER THE 1933 ACT.

CONVERTIBLE NOTE

$50,000.00 January 31, 2008(the "Issuance Date")

FOR VALUE RECEIVED, TT Beverages Inc., a Texas limited liability company (the "**Company**"), hereby promises to pay to the order of Thomas Wade Investments, LLC, a Texas limited liability company, or its assigns (the "Holder") the principal amount of Two Hundred Fifty Thousand Dollars ($250,000.00), on demand of the Holder (the "**Maturity Date**"). The principal balance of this Note shall be payable pursuant to Paragraph I.

I. Payments of Principal and Interest.

(a) Payment of Principal. The principal balance of this Note shall be paid to the Holder hereof on the Demand. The Company shall not prematurely pay or prepay any outstanding principal balance to the Holder. This note may be assigned by the Holder in its sole discretion.

(b) Default Interest. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the date there of until the same is paid ("Default Interest") and the Holder, at the Holder's sole discretion, may include any accrued but unpaid Default Interest in the Conversion Amount.

(c) General Payment Provisions. This Note shall be made in lawful money of the United States of America by check to such account as the Holder may from time to time designate by written notice to the Company in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. For purposes of this Note, "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required by law or executive order to remain closed.

2. Conversion of Note. It is anticipated that the Company will enter into an agreement ("Purchase Agreement") with another company which has shares traded on the pink sheets electronic quotation system ("Public Company") whereby, in exchange for the majority of the issued and outstanding shares of Public Company, Public Company will acquire (by asset or stock acquisition, merger or otherwise) the Company and the current directors of the Company will, upon closing of the transactions contemplated by the Purchase Agreement (the "Closing"), become the directors and officers of Public Company. Notwithstanding anything contained herein to the contrary, at any time prior to the Maturity Date, this Note shall, at the option of the Holder, be convertible into: (i) shares of the Company's common stock, share (the "Common Stock"); or (ii) if following the Closing shares of common stock of Public Company ("Public Company Stock"), on the terms and conditions set forth in this Paragraph 2. In

addition, the Company hereby agrees that the Public Company, at the Closing, shall immediately become the absolute guarantor of all of the obligations of the Company hereunder.

(a) Certain Defined Terms. For purposes of this Note, the following terms shall have the following meanings:

(1) "Conversion Amount" means the sum of (A) the principal amount of this Note to be converted with respect to which this determination is being made, and (B) Default Interest, if any, on unpaid interest and principal, if so included at the Holder's sole discretion.

(2) "Conversion Price" means the lesser of: (i) 50% discount to the average bid price for the shares of common stock of the Company (or Public Company) as quoted on the pink sheet electronic quotation system or such other system where the shares are traded for the three consecutive business days prior to the date of Conversion; and (ii) 0.07.

(3) "Other Note" means the convertible notes, other than this Note, issued by the Company to the Holder whether prior, simultaneously with or hereinafter executed.

(4) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(b) Holder's Conversion Right. At any time or times on or after the Issuance Date, the Holder, or its assignees, shall be entitled to convert all of the outstanding and unpaid principal amount of this Note into fully paid and nonassessable shares of Common Stock (or Public Company Stock) in accordance with Paragraph 2(d), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock (or Public Company Stock) upon any conversion; if such issuance would result in the issuance of a fraction of a share of Common Stock (or Public Company Stock), the Company shall round such fraction of a share of Common Stock (or Public Company Stock) up to the nearest whole share.

(c) Conversion Rate. The number of shares of Common Stock (or Public Company Stock) issuable upon conversion of a Conversion Amount of this Note pursuant to Paragraph 2(b) shall be determined according to the following formula (the "Conversion Rate"):

Conversion Amount/ Conversion Price = number of shares of Common Stock issuable upon conversion of a Conversion Amount of this Note.

(d) Conversion Am 0 u n t. Loan shall be converted pursuant to Rule 504(b) of Regulation 0 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and applicable state law into un-legended shares at the Conversion Price. The Company shall use its best efforts to qualify and issue the shares as unrestricted pursuant to a conversion as unrestricted and freely transferable shares pursuant to state law that is consistent with Rule 504(b).

(e) Mechanics of Conversion. The conversion of this Note shall be conducted in the following manner:

(1) Holder's Delivery Requirements. To convert this Note into shares of Common Stock (or Public Company Stock) on any date set forth in the Conversion Notice by the Holder (the "Conversion Date"), the Holder hereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11 :59 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit 2.(d)(1) (the "Conversion Notice") to the Company; and (B) surrender to a common carrier for delivery to the Company as soon as practicable following the date of the Conversion Notice original of the Note being converted.

(2) Company's Response. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall as soon as practicable, but in no event later than three

(3) Business Days after receipt of such Conversion Notice, send, via facsimile and overnight

courier, a confirmation of receipt of such Conversion Notice (the **"Conversion Confirmation"**) to such Holder indicating that the Company will process such Conversion Notice in accordance with the terms herein. Within five (5) Business Days after the date of the Conversion Confirmation, the Company shall issue and surrender to a common carrier for delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder, for the number of shares of Common Stock (or Public Company Stock) to which the Holder shall be entitled. If less than the full principal amount of this Note is submitted for conversion, then the Company shall within five (5) Business Days after receipt of the Note and at its own expense, issue and deliver to the Holder a new Note for the outstanding principal amount not so converted; provided that such new Note shall be substantially in the same form as this Note.
(3) Record Holder. The person or persons entitled to receive the shares of Common Stock (or Public Company Stock) issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock (or Public Company Stock) on the Conversion Date.

(e) Taxes. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock (or Public Company Stock) upon the conversion of Notes.

3. Other Rights of Holders.

(a) Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction which is effected in such a way that holders of Common Stock (or Public Company Stock) are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock (or Public Company Stock) is referred to herein as **"Organic Change."** Prior to the consummation of any (i) Organic Change or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the **"Acquiring Entity"**) a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to Holder in exchange for this Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note, and reasonably satisfactory to the Holder. Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holders of a majority of the Conversion Amount of the Notes then outstanding) to ensure that each of the Holders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock (or Public Company Stock) immediately theretofore acquirable and receivable upon the conversion of such Holder's Note, such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock (or Public Company Stock) which would have been acquirable and receivable upon the conversion of such Holder's Note as of the date of such Organic Change (without taking into account any limitations or restrictions on the convertibility of the Note).

(b). **Security Interest.** To the extent the principal amount of the Note is greater than $100,000, Company hereby grants Holder a continuing security interest in all presently existing and later acquired Collateral to secure all obligations and performance of Company's duties hereunder (collectively, the **"Obligations"**). The term **"Collateral"** shall include the following categories of assets as defined in Article 9 of the Uniform Commercial Code of the State of Texas as amended (the "UCC"): goods (including inventory, equipment and any accessions thereto, instruments (including promissory notes), documents, accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-of credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations and any and all proceeds of any thereof, wherever located, whether now owned or hereafter acquired. Notwithstanding anything contained herein to the contrary, any rights granted to Holder pursuant to the security interest granted hereunder may only be enforced following prior written notice of a default of the Obligations to Company

with a five (5) day opportunity for each party to cure such default. If, pursuant to the UCC, prior notice must be given to the Company upon the occurrence of an event, a five (5) day notice period shall be sufficient. Company irrevocably authorizes the Holder at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that: (i) indicate the Collateral as all assets of Company or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail; and (ii) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (y) whether Company is an organization, the type of organization, and any organization identification number issued to Company, and, (z) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates; and contain a notification that Company has granted a negative pledge to the Holder, and that any subsequent lien or may be tortiouously interfering with the Holder's rights. Company agrees to furnish any of the foregoing information to the Holder promptly upon request. Company ratifies its authorization for the Holder to have filed any like initial financing statements or amendments thereto if filed prior to the date hereof. The Holder may add any supplemental language to any such financing statement as the Holder may determine to be necessary or helpful in acquiring or preserving rights against third parties.

4. Reservation of Shares. The Company shall at all times, so long as any principal amount of the Notes is outstanding, reserve and keep available out of its authorized and unissued Common Stock (or Public Company Stock), solely for the purpose of effecting the conversion of the Notes, such number of shares of Common Stock (or Public Company Stock) as shall at all times be sufficient to effect the conversion of all of the principal amount of the Notes then outstanding; provided that the number of shares of Common Stock (or Public Company Stock) so reserved shall at no time be less than one hundred ten percent (110%) of the number of shares of Common Stock (or Public Company Stock) for which the principal amount of the Notes are at any time convertible. The initial number of shares of Common Stock (or Public Company Stock) reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among 'the Holders of the Notes based on the principal amount of the Notes held by each Holder at the time of issuance of the Notes or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder's Notes, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock (or Public Company Stock) reserved for such transferor. Any shares of Common Stock (or Public Company Stock) reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining Holders, pro rata based on the principal amount of the Notes then held by such Holders.

5. Voting Rights. Holders shall have no voting rights, except as required by law.

6. Reissuance of Note. In the event of a conversion or redemption pursuant to this Note of less than all of the Conversion Amount represented by this Note, the Company shall promptly cause to be issued and delivered to the Holder, upon tender by the Holder of the Note converted or redeemed, a new note of like tenor representing the remaining principal amount of this Note which has not been so converted or redeemed and which is in substantially the same form as this Note.

7. Defaults and Remedies.
(a) Events of Default. An "**Event of Default**" is: (i) default for thirty (30) days in payment of interest or Default Interest on this Note; (ii) default in payment of the principal amount of this Note when due; (iii) failure by the Company for thirty (30) days after notice to it to comply with any other material provision of this Note; (iv) if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; or (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (I) is for relief against the Company in an involuntary

case; (2) appoints a Custodian of the Company or for all or substantially all of its property; or (3) orders the liquidation of the Company or any subsidiary, and the order or decree remains unstayed and in effect for thirty (30) days. The Term "**Bankruptcy Law**" means Title 11, U.S. Code, or any similar Federal or State Law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(b) Remedies. If an Event of Default occurs and is continuing, the Holder of this Note may declare this entire Note, including any interest and Default Interest and other amounts due, to be due and payable immediately.

9. Vote to Change the Terms of this Note. This Note and any provision hereof may only be amended by an instrument in writing signed by the Company and holders of a majority of the aggregate Conversion Amount of the Notes then outstanding.

10. Lost or Stolen Note. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in a form reasonably acceptable to the Company and, in the case of mutilation, upon surrender and cancellation of the Notes, the Company shall execute and deliver a new Note of like tenor and date and in substantially the same form as this Note; provided, however, the Company shall not be obligated to re-issue a Note if the Holder contemporaneously requests the Company to convert such remaining principal amount into Common Stock (or Public Company Stock).

11. Payment of Collection, Enforcement and Other Costs. If: (i) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (ii) an attorney is retained to represent the Holder of this Note in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note, then the Company shall pay to the Holder all reasonable attorneys' fees, costs and expenses incurred in connection therewith, in addition to all other amounts due hereunder.

12. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full; this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

13. Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

14. Governing Law. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of the State of Texas, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Dallas, Texas, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending by certified mail or overnight courier a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.**

15. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The

remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to each Holder of Notes that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth Of provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be Subject to any other obligation of the Company (or the performance thereof).

16. Specific Shall Not Limit Genera!; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof.

17. Failure or Indulgence Not Waiver. No failure or delay on the part of this Note in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its Chief Executive Officer on and as of the Issuance Date.

TT Beverages, Inc.
A Texas Corporation

By: /s/Brian Rudman
Brian Rudman, President and Manager

SIGNATURES (see attached executed copy)

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ______________________, State of ________________, on ________________, 2008.

TT Bev, INC.

____

By: Brian Rudman, Chief Executive Officer. Chief Financial Officer, President

TT Bev, Inc

____

By: Khalil Lalani, Secretary

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of TX, on 09 . 15., 2008.

TT Bev, INC.

____

By: Brian Rudman, Chief Executive Officer, Chief Financial Officer, President

TT Bev, INC.

____

By: Khalil Lalani, Secretary

Legal Opinion Letter from Counsel

Applbaum & Zouvas LLP
2368 Second Avenue
San Diego, Ca. 92101
(619) 955-6497

September 15, 2008

TT Bev, Inc
5600 W. Lovers Lane #111
Dallas, TX . 75209
8th Floor (PMB 823)
San Diego, CA 92108

Ladies and Gentlemen:

We have acted as counsel for TT Bev, Inc., a Texas corporation (the "Company") We have examined the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company and the record of the Company's corporate proceedings concerning the registration described above. In addition, we have examined such other certificates, agreements, documents and papers, and we have made such other inquiries and investigations of law as we have deemed appropriate and necessary in order to express the opinion set forth in this letter. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, photostatic, or conformed copies and the authenticity of the originals of all such latter documents. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.
We have confirmed that thisopinion opines upon all the applicable provisions of the constitution, all statutory laws and all reported judicial decisions interpreting the laws of the State of Texas.

We hereby consent (a) to be named in the Offering Statement and in the prospectus that constitutes a part of the Offering Statement as acting as counsel in connection with the offering, including with respect to the issuance of securities offered in the offering; and (b) to the filing of this opinion as an exhibit to the Offering Statement.

This opinion is to be used solely for the purpose of the offering statement and may not be used for any other purpose.

Very truly yours,

Marc Applbaum

Applbaum & Zouvas LLP

Legal Opinion Letter from Counsel

Applbaum & Zouvas LLP
2368 Second Avenue
San Diego, Ca. 92101
(619) 955-6497

September 15, 2008

TT Bev, Inc
5600 W. Lovers Lane #111
Dallas, TX . 75209
8th Floor (PMB 823)
San Diego, CA 92108

Ladies and Gentlemen:

We have acted as counsel for TT Bev, Inc., a Texas corporation (the "Company") We have examined the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company and the record of the Company's corporate proceedings concerning the registration described above. In addition, we have examined such other certificates, agreements, documents and papers, and we have made such other inquiries and investigations of law as we have deemed appropriate and necessary in order to express the opinion set forth in this letter. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, photostatic, or conformed copies and the authenticity of the originals of all such latter documents. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.
We have confirmed that thisopinion opines upon all the applicable provisions of the constitution, all statutory laws and all reported judicial decisions interpreting the laws of the State of Texas.

We hereby consent (a) to be named in the Offering Statement and in the prospectus that constitutes a part of the Offering Statement as acting as counsel in connection with the offering, including with respect to the issuance of securities offered in the offering; and (b) to the filing of this opinion as an exhibit to the Offering Statement.

This opinion is to be used solely for the purpose of the offering statement and may not be used for any other purpose.

Very truly yours,

Marc Applbaum

Applbaum & Zouvas LLP

ASSIGNMENT

KNOW ALL MEN BY THESE PRESENTS that **Thomas Wade Investments, LLC** (collectively, the "Assignor"), for good and valuable consideration paid to it at or prior to the delivery of this instrument, the receipt and sufficiency of which is hereby acknowledged, does hereby assign, transfer and deliver to **Christian Samual Group** ("Assignee"), and Assignee's successors and assigns forever, all of Assignors' right, title and interest in, to or arising from each of the Assigned Instruments (as defined below).

1. For purposes hereof, the "Assigned Instruments" include the following: $50,000.00 (Fifty Thousand Dollars) in the form of a convertible note, dated January 31, 2008, with a conversion ratio of $0.07, and held by the Assignor and delivered from **TT Beverages, LLC**. The note, executed by **TT Beverages, LLC** and the Assignor, calls for **TT Beverages, LLC** to pay the note upon demand of the Holder of the Note, in this case **Thomas Wade Investments, LLC**. The Assignor hereby assigns the Assigned Instruments to the Assignee.

TO HAVE AND TO HOLD all of the Assigned Instruments unto Assignee and Assignee's successors and assigns forever. This Assignment is being made on an "as is, where is" basis, and without recourse.

IN WITNESS WHEREOF, Assignors have caused this Assignment to be executed as of this 28th day of July, 2008.

Thomas Wade Investments, LLC

By: [signature] Managing Member
Authorized Signatory

[signature]
Notary

KATRINA TROJACEK
Notary Public
STATE OF TEXAS
My Comm. Exp. 02-06-11

Accepted and Agreed:

Christian Samual Group

By: [signature] President · Christian Samual Group
Authorized Signatory

[signature]
Notary

KATRINA TROJACEK
Notary Public
STATE OF TEXAS
My Comm. Exp. 02-06-11

ASSIGNMENT

KNOW ALL MEN BY THESE PRESENTS that **Thomas Wade Investments, LLC** (collectively, the "Assignor"), for good and valuable consideration paid to it at or prior to the delivery of this instrument, the receipt and sufficiency of which is hereby acknowledged, does hereby assign, transfer and deliver to **Christian Samual Group** ("Assignee"), and Assignee's successors and assigns forever, all of Assignors' right, title and interest in, to or arising from each of the Assigned Instruments (as defined below).

1. For purposes hereof, the "Assigned Instruments" include the following: $250,000.00 (Two Hundred Fifty Thousand Dollars) in the form of a convertible note, dated February 28, 2008, with a conversion ratio of $0.03, and held by the Assignor and delivered from **TT Beverages, LLC.** The note, executed by **TT Beverages, LLC** and the Assignor, calls for **TT Beverages, LLC** to pay the note upon demand of the Holder of the Note, in this case **Thomas Wade Investments, LLC**. The Assignor hereby assigns the Assigned Instruments to the Assignee.

TO HAVE AND TO HOLD all of the Assigned Instruments unto Assignee and Assignee's successors and assigns forever. This Assignment is being made on an "as is, where is" basis, and without recourse.

IN WITNESS WHEREOF, Assignors have caused this Assignment to be executed as of this 28th day of July, 2008.

Thomas Wade Investments, LLC

By: [signature] Managing Member
Authorized Signatory

[signature]
Notary

KATRINA TROJACEK
Notary Public
STATE OF TEXAS
My Comm. Exp. 02-06-11

Accepted and Agreed:

Christian Samual Group

By: [signature] President Christian Samual Group
Authorized Signatory

[signature]
Notary

KATRINA TROJACEK
Notary Public
STATE OF TEXAS
My Comm. Exp. 02-06-11

PAVILION ON LOVERS LANE, L.P.
SHOPPING CENTER LEASE

Shopping Center: The Pavilion on Lovers Lane

Landlord: Pavilion on Lovers Lane, L.P.

Tenant: Tealife, L.P.

INDEX TO LEASE

EXHIBITS TO LEASE

PAVILION ON LOVERS LANE, L.P.
SHOPPING CENTER LEASE

ARTICLE 1

DEFINITIONS AND CERTAIN BASIC PROVISIONS

1.1 The following list sets out certain defined terms and certain financial and other information pertaining to this lease:

(a) "Landlord": Pavilion on Lovers Lane, L.P.

(b) Landlord's address: 4311 Oak Lawn Ave., Suite 400, Dallas, Texas 75219

(c) "Tenant": Tealife, L.P.

(d) Tenant's address: 7819 Purdue Avenue, Dallas, Texas 75225

(e) Tenant's trade name: Tempest Tea Spot ~~To be determined~~

(f) Tenant's Guarantor(s) (if applicable, attach Guaranty as an exhibit): None; In lieu of a Personal Guaranty, Landlord and Tenant agree that Landlord shall withhold payment of the Tenant Improvement Allowance to Tenant of eighteen thousand dollars and no/100 ($18,000.00) until the first day after the one (1) year anniversary of Tenant's Lease Term, provided that Tenant is not currently, nor has been in monetary ~~or non-monetary~~ default. Upon that day, Landlord shall make payment to Tenant a check in the amount of $18,000.00 as its Landlord contribution.

(g) "Agent": Greg Pierce – Corrigan Real Estate Services

(h) "Cooperating Agent": N/A

(i) "Shopping Center": Landlord's property commonly known as the The Pavilion on Lovers Lane , located in the City of Dallas, Dallas County, Texas, which property is described or shown on Exhibit A attached to this lease. With regard to Exhibit A, the parties agree that the exhibit is attached solely for the purpose of locating the Shopping Center and the Demised Premises within the Shopping Center and that no representation, warranty, or covenant is to be implied by any other information shown on the exhibit (i.e., any information as to buildings, tenants or prospective tenants, etc. is subject to change at any time). Landlord expressly reserves the right to change the name of the Shopping Center at any time and from time to time.

(j) "Demised Premises": a store unit in the Shopping Center containing approximately 1,750 square feet in area (measured by calculating lengths and widths to the exterior of outside walls and to the center of interior walls), being known as Suite 111 , 5600 W. Lovers Lane, Dallas, Texas 75209, and being described or shown on Exhibit A attached to this lease.

(k) "Commencement Date": the earlier of (i) the date upon which Tenant opens for business at the Demised Premises, or (ii) ninety (90) days after Turnover Date .

(l) Lease Term: Commencing on the Commencement Date and continuing for five (5) years and zero (-0-) months after the Commencement Date; provided that if the Commencement Date is a date other than the first day of a calendar month, the lease term shall be extended for said number of years and months in addition to the remainder of the calendar month in which the Commencement Date occurs.

(m) Minimum guaranteed rental: Months 1-36: $3,208.33 per month
Months 37-60: $3,500.00 per month

(n) Percentage rental rate: 5% ***based on 5.5% breakpoint***

(o) Common area maintenance charge: A minimum of $298.96 per month, payable in advance.

(p) Prepaid rental: $4,360.42, being an estimate of the minimum guaranteed rental, common area maintenance charge, and Tenant's obligations for taxes, and other real estate charges and insurance, such prepaid rental being due and payable upon execution of this lease.

(q) Security deposit: $4,652.09, such security deposit being due and payable upon execution of this lease.

(r) Permitted use: Mixed retail/restaurant concept branding and selling premium loose leaf and blended teas and tea beverages, including but not limited to bubble teas and mate beverages, coffee, as well as ***Incidental sale (not more than twenty five 25% ~~20%~~) of*** specialty sandwiches, salads, soups and assorted **baked goods including** pastries and muffins, only, and for no other purpose. The sale of coffee beverages shall be limited to a maximum of fifteen percent (15%) of Tenant's gross sales only at such time that Landlord leases space to a tenant whose primary business is the sale of coffee beverages and such tenant requests Landlord for such use limitation. Landlord shall provide tenant forty-five (45) days prior written notice of such request.

Tenant acknowledges that the above specification of a "permitted use" means only that Landlord has no objection to the specified use and does not include any representation or warranty by Landlord as to whether or not such specified use complies with applicable laws and/or requires special governmental permits. In this regard Tenant acknowledges that this Section 1.1(r) is subject to Sections 3.1 and 9.9 of this lease.

1.2 The following chart is provided as an estimate of Tenant's initial monthly payment broken down into its components. This chart, however, does not supersede the specific provisions contained elsewhere in this lease:

Initial Minimum Guaranteed Rental (Sections 1.1(m) and 4.1)	$3,208.33
Initial Common Area Maintenance Charge (Sections 1.1 (o) and 7.5)	$298.96
Initial Escrow Payment for Taxes and Other Real Estate Charges (Article 6)	$605.21
Initial Escrow Payment for Insurance (Article 6)	$138.54
Promotional/Marketing Fee (Article 8)	$109.38
Total Initial Monthly Payment	$4,360.42

ARTICLE 2
GRANTING CLAUSE

2.1 Landlord leases the Demised Premises to Tenant upon the terms and conditions set forth in this lease.

ARTICLE 3
DELIVERY OF PREMISES

3.1 Except to the extent modified by Landlord's express assumption of construction obligations, if any, in an exhibit attached to this lease, the Demised Premises is being leased "AS IS," with Tenant accepting all defects, if any; and Landlord makes no warranty of any kind, express or implied, with respect to the Demised Premises (without limitation, Landlord makes no warranty as to the habitability, fitness or suitability of the Demised Premises for a particular purpose nor as to the absence of any toxic or otherwise hazardous substances). This Section 3.1 is subject to any contrary requirements under applicable law; however, in this regard Tenant acknowledges that it has been given the opportunity to inspect the Demised Premises and to have qualified experts inspect the Demised Premises prior to the execution of this lease.

3.2 If this lease is executed before the Demised Premises becomes vacant, or if any present tenant or occupant of the Demised Premises holds over and Landlord cannot acquire possession of the Demised Premises prior to the Commencement Date of this lease, as above defined, Landlord shall not be deemed to be in default under this lease; and in such event Tenant agrees to accept possession of the Demised Premises at such time as Landlord is able to tender the same. If Landlord utilizes the provisions of this Section, Landlord will waive the payment of rent and other charges covering any period prior to tender of possession of the Demised Premises to Tenant.

ARTICLE 4
RENT

~~4.1 If the following box is checked _____, then the minimum guaranteed rental shall be subject to annual cost-of-living increases proportionate to any increases in the "CPI" (as defined below), effective as of the first day of each "Lease Period" (as defined below). The adjusted rental shall be obtained by multiplying the "Base Rental" (as defined below) by a number equal to one (1) plus the following formula: [(CPI-2/CPI-1)-1] ________. In applying this formula for rental adjustment, the following definitions shall be used:~~

~~(a) The term "Lease Period" shall mean any period of one year commencing on the Commencement Date of this lease or any anniversary of such date.~~

~~(b) The "Base Rental" shall mean the minimum guaranteed rental charged during the Lease Period immediately preceding the Lease Period for which the adjustment of rental is being computed; provided, however, if an increase in the minimum guaranteed rental is to begin on the commencement of, or during, the Lease Period for which the adjustment of rental is being computed, then as of the date specified for such increase in the minimum guaranteed rental, "Base Rental" shall mean the minimum guaranteed rental, as so increased.~~

~~(c) The term "Bureau" shall mean the U.S. Department of Labor, Bureau of Labor Statistics or any successor agency of the United States that shall issue the indexes or data referred to in subsection (d) below.~~

~~(d) The term "CPI" shall mean the monthly indexes of the Consumer Price Index for All Urban Consumers, U.S. City Average (All items; 1982-84 equals 100) issued by the Bureau.~~

~~(e) The term "CPI 1" shall mean the monthly CPI for the latest calendar month which ends at least 180 days before the commencement of the Lease Period immediately preceding the Lease Period for which the adjustment of rental is being computed.~~

~~(f) The term "CPI 2" shall mean the higher of (i) CPI 1 or (ii) the monthly CPI for the latest calendar month which ends at least 180 days before the commencement of the Lease Period for which the adjustment of rental is being computed.~~

~~In the event that (i) the Bureau ceases to use the 1982-84 average of 100 as the basis of calculation, or (ii a substantial change is made in the number of character of "market basket" items used in determining the CPI, or (iii) Landlord and Tenant mutually agree in writing that the CPI does not accurately reflect the purchasing power of the dollar, or (iv) the CPI shall be discontinued for any reason, Landlord shall designate from indexes supplied by the Bureau an alternative index comparable to the CPI together with information which will make possible the conversion to the alternative index in computing the adjusted rental. If for any reason the Bureau does not furnish such an index and such information, the parties shall thereafter accept and use such other index or comparable statistics on the cost of living for the county in which the Demised Premises is located, as shall be computed and published by an agency of the United States or by a responsible financial periodical of recognized authority then to be selected by Landlord (but subject to reasonable approval by Tenant).~~

4.2 Rental shall accrue from the Commencement Date, and shall be payable to Landlord, at Landlord's address.

4.3 Tenant shall pay to Landlord minimum guaranteed rental in monthly installments in the amounts specified in Section 1.1(m) and Section 4.1 of this lease. The first such monthly installment shall be due and payable on or before the Commencement Date, and subsequent installments shall be due and payable on or before the first day of each succeeding calendar month during the lease term; provided that if the Commencement Date is a date other than the first day of a calendar month, there shall be due and payable on or before such date as minimum guaranteed rental for the balance of such calendar month a sum equal to that proportion of the rent specified for the first full calendar month as herein provided, which the number of days from the Commencement date to the end of the calendar month during which the Commencement Date shall fall bears to the total number of days in such month.

4.4 In addition to the minimum guaranteed rental, Tenant shall also pay to Landlord each year percentage rental, **if any shall be due,** determined by (i) multiplying the total gross sales made in or from the Demised Premises during the particular calendar year by the percentage rental rate specified in Section 1.1(n) of this lease and then (ii) subtracting from the product thus obtained the minimum guaranteed rental paid by Tenant to Landlord for such calendar year. The percentage rental shall be paid in monthly installments as follows: On or before the 15th day of each calendar month during the term of this lease, Tenant shall pay to Landlord, after deducting therefrom the minimum guaranteed rental paid for the preceding calendar month, a sum of money equal to the product of the percentage rental rate specified multiplied by the total gross sales made in or from the Demised Premises during such previous month. In the event that the total of the monthly payments of percentage rental for any calendar year is not equal to the annual percentage rental computed on the amount of gross sales for such calendar year in accordance with the specified rate, then Tenant shall pay to Landlord any deficiency or Landlord shall refund to Tenant any overpayment, as the case may be, within sixty days after the end of such calendar year. In no event shall the rent to be paid by Tenant and retained by Landlord for any calendar year be less than the annual minimum guaranteed rental specified in this lease.

4.5 If this lease should commence on a date other than the first day of a calendar year or terminate on a date other than the last day of a calendar year, percentage rental for such fractional part of the calendar year following the Commencement Date or preceding the termination date, as the case may be shall be prorated to account for the partial year. Upon the termination of this lease, Tenant shall make a payment of percentage rental for the final month or partial calendar month of the term of this lease determined in accordance with (and subject to) the provisions of the third sentence of Section 4.4 above.

4.6 The term "gross sales", as used in Section 4.4 and elsewhere in this lease, shall be construed to include the entire amount of the sales price, whether for cash or otherwise (including the full purchase price of purchases in whole or in part by means of gift certificates, advertising certificates or trade-ins), of all sales of merchandise and services, and other receipts whatsoever, of all business conducted in or from the Demised Premises, including, by way of illustration (but in no way limited to), mail or telephone orders received or filled at the Demised Premises, "layaways" and other deposits (offset by such sums refunded to purchasers), orders taken (although such orders may be filled elsewhere), sales to employees, sales through vending machines, electronic games or other devices, and sales by any sublessee, concessionaire or licensee or otherwise (as well as licensee fees, franchise fees and similar fees) in or from the Demised Premises. Each sale upon

installment or credit shall be treated as a sale for the full price in the month during which the sale was made, irrespective of the time when Tenant receives payment from its customer. No deduction shall be allowed for uncollected or uncollectible credit accounts. Gross sales shall not include, however, any sums collected and paid out for any sales or excise tax imposed by any duly constituted governmental authority, nor shall it include the exchange of merchandise between the stores of Tenant, if any, where such exchanges are made solely for the convenient operation of the business of Tenant and not for the purpose of consummating a sale which has theretofore been made in or from the Demised Premises and/or for the purpose of depriving Landlord of the benefit of a sale which otherwise would be made in or from the Demised Premises, nor the amount of returns to shippers or manufacturers, nor the amount of any cash or credit refund made upon any sale when the merchandise sold, or some part thereof, is thereafter returned by purchaser and accepted by Tenant, nor sales of Tenant's fixtures, **nor the amount of discounts, complimentary meals or beverages, coupons and cash or credit refunds, employee meals made in the ordinary course of Tenant's business.**

4.7 It is understood that the minimum guaranteed rental is payable on or before the first day of each calendar month (in accordance with Section 4.2 above) and percentage rental, if any, is payable on or before the 15th day of each calendar month, without offset or deduction of any nature. In the event any rental is not received within 5 days after its due date for any reason whatsoever, or if any rental payment is by check which is returned for insufficient funds, then in addition to the past due amount Tenant shall pay to Landlord one of the following (the choice to be at the sole option of the Landlord unless one of the choices is improper under applicable law, in which event the other alternative will automatically be deemed to have been selected): (a) a late charge in an amount equal to ten percent (10%) of the rental then due, in order to compensate Landlord for its administrative and other overhead expenses; or (b) Fifty Dollars ($50.00). Tenant acknowledges and agrees that the late charge pursuant to this Lease shall not constitute interest. The amount of the late charge shall be reassessed and added to Tenant's obligation for each successive monthly period on the first day of each successive month until Landlord receives such unpaid rent or other payment. Any such late charge or interest payment shall be payable as additional rental under this lease, shall not be considered as a deduction from percentage rental, and shall be payable immediately on demand. Tenant's failure to pay such late charge shall, at Landlord's option, constitute an event of default hereunder. If any rental is paid by a check which is returned for insufficient funds, Tenant shall immediately make the required payment to Landlord in good funds; moreover, Tenant shall also pay to Landlord the amount specified above in this Section 4.7, plus an additional fee of $50.00 to compensate Landlord for its expense and effort in connection with the dishonored check.

4.8 If Tenant fails in two consecutive months to make rental payments within five (5) days after due, Landlord, in order to reduce its administrative costs, may require, by giving written notice to Tenant (and in addition to any late charge or interest accruing pursuant to Section 4.7 above, as well as any other rights and remedies accruing pursuant to Article 22 or Article 23 below, or any other provision of this lease or at law), that minimum guaranteed rentals are to be paid quarterly in advance instead of monthly and that all future rental payments are to be made on or before the due date by cash, cashier's check or money order and that the delivery of Tenant's personal or corporate check will no longer constitute a payment of rental as provided in this lease. Any acceptance of a monthly rental payment or of a personal or corporate check thereafter by Landlord shall not be construed as a subsequent waiver of said rights.

ARTICLE 5
SALES REPORTS, RECORDS AND FINANCIAL STATEMENTS

5.1 On or before the 15th day of each calendar month during the term of this lease, Tenant shall prepare and deliver to Landlord at the place where rental is then payable a certified statement of gross sales made from the Demised Premises during the preceding calendar month **certified as true and correct by an officer of Tenant**. In addition, within sixty days after the expiration of each calendar year and within sixty days after the termination of this lease if this lease should not terminate at the end of a calendar year, Tenant shall prepare and deliver to Landlord at the place where rental is then payable a statement of gross sales made from the Demised Premises during the preceding calendar year (or partial calendar year), certified to be correct by an independent Certified Public Accountant. Tenant shall furnish similar statements for its licensees, concessionaires and subtenants, if any. All such statements shall be in such form as the Landlord may require; and, if requested by Landlord, Tenant shall also provide to Landlord copies of sales reports submitted by Tenant to the Comptroller of the State of Texas. Tenant acknowledges Landlord's concern for prompt, accurate sales records, inasmuch as those records not only form the basis for percentage rentals but also enable Landlord to monitor the success of the Shopping Center. Tenant also acknowledges that its failure to submit statements of gross sales as required above will result in additional (although not readily ascertainable) expense to Landlord. Tenant therefore agrees that if it does not deliver to Landlord a statement of gross sales within fifteen (15) ~~thirty (30)~~ days following delivery to Tenant of a written demand from Landlord, then notwithstanding anything to the contrary contained elsewhere in this lease, the minimum guaranteed rental for the particular month during which the statement was due and for each month thereafter (until the statement is delivered) shall automatically be increased by two hundred dollars ($200.00), with the increase not to be considered as a deduction from percentage rental. In addition, if Tenant fails for two consecutive months to deliver statements of gross sales within the times specified in the first two sentences of this Section 5.1, then for the remainder of this lease the prerequisite of a written demand from Landlord shall cease and the rental increase of the immediately preceding sentence shall be applicable for any month in which the statement of gross sales is not delivered within fifteen (15) days following the prescribed due date. The rights of Landlord under the immediately preceding sentences are cumulative with the rights prescribed in Section 5.3, Article 22, Article 23 and elsewhere in this lease or at law.

5.2 Tenant shall keep in the Demised Premises or at some other location in the city where the Demised Premises is located a permanent, accurate set of books and records of all sales of merchandise and revenue derived from business conducted in the Demised Premises, and all supporting records such as tax reports and banking records. All such books and records shall be retained and preserved for at least thirty-six months after the end of the calendar year to which they relate, and shall be subject to inspection and audit by Landlord and its agents at all reasonable times.

5.3 In the event that Tenant fails to deliver statements of gross sales for two consecutive months or in the event that Landlord is not satisfied with the statements of gross sales submitted by Tenant, Landlord shall have the right to have its auditors make a special audit of all books and records, wherever located, pertaining to sales made in or from the Demised Premises. If Tenant's statements are found to be incorrect to an extent of more than ~~two percent (2%)~~ ~~**five percent (5%)**~~ ***three percent (3%)*** over the figures submitted by Tenant, or if Tenant has failed to deliver statements **after such written request by Landlord**, Tenant shall pay **a reasonable amount** for such audit. In addition, Tenant shall promptly pay to Landlord any deficiency which is established by such audit.

5.4 ~~If the lease term for this lease is in excess of one year, and if the gross sales for the first lease year are insufficient for Tenant to pay percentage rental for that year, then in addition to the statements and reports prescribed above, Tenant shall, within ten (10) days after a request from Landlord at any time thereafter, deliver to Landlord such financial statements as are reasonably required by Landlord to verify the net worth of Tenant and any guarantor of Tenant's obligations under this lease. This obligation will continue from time to time and during each subsequent year in which Tenant's sales are insufficient for Tenant to pay percentage rental for the immediately preceding year.~~

5.5 Landlord shall **in good faith** use its ~~**best**~~ good faith efforts to keep confidential all sales reports, records and financial statements supplied by Tenant; however, Landlord shall have the right to reveal such information to mortgagees, prospective purchasers and mortgagees (and agents in such regard), to Landlord's own managerial and administrative staff and as may be provided under applicable law or in response to legal process.

ARTICLE 6
TENANT'S RESPONSIBILITY FOR TAXES, OTHER
REAL ESTATE CHARGES AND INSURANCE EXPENSES

6.1 Tenant shall be liable for all taxes levied against personal property and trade fixtures placed by Tenant in the Demised Premises. If any such taxes are levied against Landlord or Landlord's property and if Landlord elects to pay the same or if the assessed value of Landlord's property is increased by inclusion of personal property and trade fixtures placed by Tenant in the Demised Premises **beyond its intended use** and Landlord elects to pay the taxes based on such increase, Tenant shall pay Landlord upon demand that part of such taxes for which Tenant is primarily liable hereunder.

6.2 Tenant shall also be liable for "Tenant's proportionate share" (as defined below) of all "real estate charges" (as defined below) and "insurance expenses" (as defined below) related to the Shopping Center or the Landlord's ownership of the Shopping Center. Tenant's obligations under this Section 6.2 shall be prorated during any partial year (i.e., the first year and the last year of the lease term). "Tenant's proportionate share" shall be a fraction the numerator of which is the total floor area (all of which is deemed "leasable") in the Demised Premises and the denominator of which is the total leasable floor area of all buildings in the Shopping Center at the time when the respective charge was incurred, excluding, however, office, warehouse and storage space. "Real estate charges" shall include ad valorem taxes, general and special assessments, parking surcharges, any tax or excise on rents, any tax or charge for governmental services (such as street maintenance or fire protection) and any tax or charge which replaces any of such above described "real estate charges"; provided, however, that "real estate charges" shall not be deemed to include any franchise, estate, inheritance or general income tax. "Insurance expenses" shall include all premiums and other expenses incurred by Landlord for liability insurance and fire extended coverage property insurance (plus whatever endorsements or special coverages which Landlord, in Landlord's sole discretion, may consider appropriate).

6.3 Landlord and Tenant shall attempt to obtain separate assessments for Tenant's obligations pursuant to Section 6.1 and, with respect to Section 6.2, for such of the "real estate charges" as are readily susceptible of separate assessment. To the extent of a separate assessment, Tenant agrees to pay such assessment before it becomes delinquent and to keep the Demised Premises free from any lien or attachment; moreover, as to all periods of time during the lease term, this covenant of Tenant shall survive the termination of the lease. With regard to the calendar year during which the lease term expires, Landlord at its option either may bill Tenant when the charges become payable or may charge the Tenant an estimate of Tenant's pro rata share of whichever charges have been being paid directly by Tenant (based upon information available for the current year plus, if current year information is not adequate in itself, information relating to the immediately preceding year).

6.4 At such time as Landlord has reason to believe that at some time within the immediately succeeding twelve (12) month period Tenant will owe Landlord any amounts pursuant to one or more of the preceding sections of this Article 6, **and Landlord can prove such by written notice** Landlord may direct that Tenant prepay monthly a pro rata portion of the prospective future payment (i.e., the prospective future payment divided by the number of months before the prospective future payment will be due). Tenant agrees that any such prepayment directed by Landlord shall be due and payable monthly on the same day that minimum guaranteed rental is due.

6.5 In the event that any payment due from Tenant to Landlord is not received within 10 days after its due date for any reason whatsoever, or if any such payment is by check which is returned for insufficient funds, then in addition to the amount then due Tenant shall pay to Landlord interest on the amount then due at the maximum contractual rate which could legally be charged in the event of a loan of such amount to Tenant (but in no event to exceed 1½% per month), such interest to accrue continuously on any unpaid balance until paid. If any payment is made by check which is returned for insufficient funds, Tenant shall immediately make the required payment to Landlord in good funds; moreover, Tenant shall also pay to Landlord the amount specified above in this Section 6.5, plus an additional fee of $50.00 to compensate Landlord for its expense and effort in connection with the dishonored check.

ARTICLE 7
COMMON AREA

7.1 The term "Common Area" is defined for all purposes of this lease as that part of the Shopping Center intended for the common use of all tenants, including but not limited to, among other facilities (as such may be applicable to the Shopping Center), parking area, private streets and alleys, landscaping, curbs, loading area, sidewalks, malls and promenades (enclosed or otherwise), lighting facilities, drinking fountains, meeting rooms, public toilets, and the like. Landlord has not made any representation as to the identity, type, size, number of location or buildings in the Shopping Center (other than the Demised Premises) or the tenants or occupants thereof and nothing contained in this Lease or Exhibits hereto shall constitute a representation as to any such matter. In addition, although the roof(s) and the exterior wall(s) of the building(s) in the Shopping Center are not literally part of the Common Area, they will be deemed to be so included for purposes of ~~(i)~~ Landlord's ability to prescribe rules and regulations regarding same and (ii) their inclusion for purposes of common area maintenance reimbursements. Landlord reserves the right to change from time to time the dimensions and location of the Common Area, as well as the dimensions, identities, locations and types of any buildings, signs or other improvements in the Shopping Center. For example, and without limiting the generality of the immediately preceding sentence, Landlord may from time to time substitute for any parking area other areas reasonably accessible to the tenants of the Shopping Center, which areas may be elevated, surface or underground.

7.2 Tenant, and its employees and customers, and when duly authorized pursuant to the provisions of this lease, its subtenants, licensees and concessionaires, shall have the nonexclusive right to use the Common Area (excluding roofs of buildings in the Shopping Center) as constituted from time to time, such use to be in common with Landlord, other tenants in the Shopping Center and other persons permitted by the Landlord to use the same, and subject to such reasonable rules and regulations governing use as Landlord from time to time prescribe. For example, and without limiting the generality of Landlord's ability to establish rules and regulations governing all aspects of the Common Area, Tenant agrees as follows:

(a) Landlord may from time to time designate specific areas within the Shopping Center or in reasonable proximity thereto in which automobiles owned by Tenant, its employees, subtenants, licensees and concessionaires shall be parked; and in this regard, Tenant shall furnish to Landlord upon request a complete list of license numbers of all automobiles operated by Tenant, its employees, its subtenants, its licensees or its concessionaires, or their employees; and Tenant agrees that if any automobile or other vehicle owned by Tenant or any of its employees, its subtenants, its licensees of its concessionaires, or their employees, shall at any time be parked in any part of the Shopping Center other than the specified areas designated for employee parking, Tenant shall pay to Landlord as additional rent upon demand an amount equal to the daily rate or charge for such parking as established by Landlord from time to time for each day, or part thereof, that such automobile or other vehicle is so parked.

(b) Tenant shall not solicit business within the Common Area nor take any action which would interfere with the rights of other persons to use the Common area.

(c) **Upon prior written notice to Tenant,** Landlord may temporarily close any part of the Common Area **that may affect Tenant's business** for such periods of time **that does not exceed five (5) days** as may be necessary to make repairs or alterations or to prevent the public from obtaining prescriptive rights.

(d) With regard to the roof(s) of the building(s) in the Shopping Center, use of the roof(s) is reserved to Landlord or, with regard to any Tenant demonstrating to Landlord's satisfaction a need to use same, to such Tenant after receiving prior written consent from Landlord.

7.4 Landlord shall be responsible for the operation, management and maintenance of the Common Area, the manner of maintenance and the expenditures therefore to be in the sole discretion of Landlord, but to be generally in keeping with similar shopping centers within the same geographical area as the Shopping Center.

7.5 In addition to the rentals and other charges prescribed in this lease, Tenant shall pay to Landlord Tenant's proportionate share of the **actual and documented** cost of operation and maintenance of the Common area which may be incurred by Landlord in its discretion, including, among other costs, those for lighting, painting, exterior painting, waterproofing, utilities, landscaping, cleaning, policing, inspecting, trash removal, security, repairing, replacing, any other reasonable costs and, if there is an enclosed mall or promenade in the Shopping Center, heating and cooling; management fees, **not to exceed five percent (5%)**, a reasonable allowance for Landlord's overhead costs, **not to exceed ~~five percent (5%)~~ *fifteen percent (15%)*, ~~ten percent (10%)~~** and the cost of any insurance for which Landlord is not reimbursed pursuant to Section 6.2, but specifically excluding all expenses paid or reimbursed pursuant to Article 6. In addition, although the roof(s) of the building(s) in the Shopping Center are not literally part of the Common Area, Landlord and Tenant agree that roof maintenance, repair and replacement shall be included as a common area maintenance item to the extent not specifically allocated to Tenant under this lease nor to another tenant pursuant to its lease. With regard to capital expenditures (i) the original investment in capital improvements. i.e., upon the initial construction of the Shopping Center, shall not be included and (ii) improvements and replacements, to the extent capitalized on Landlord's records shall be included only to the extent of a reasonable depreciation or amortization (including interest accruals commensurate with Landlord's interest costs). The proportionate share to be paid by Tenant of the cost of operation and maintenance of the Common Area shall be computed on the ratio that the total floor area (all of which is deemed "leasable") of the Demised Premises bears to the total leasable floor area of all buildings within the Shopping Center (excluding, however, office, warehouse and storage space); provided that, in no event shall such share be less than the amount

specified in Section 1.1(o) above. If this lease should commence on a date other than the first day of a calendar year or terminate on a date other than the last day of a calendar year, Tenant's reimbursement obligations under this Section 7.4 shall be prorated based upon Landlord's expenses for the entire calendar year. Tenant shall make such payments to Landlord on demand, at intervals not more frequent than monthly. Landlord may at its option make monthly or other periodic charges based upon the estimated annual cost of operation and maintenance of the Common Area, payable in advance but subject to adjustment after the end of the year on the basis of the actual cost for such year. In the event that any payment due from Tenant to Landlord is not received within 10 days after its due date for any reason whatsoever, or if any such payment is by check which is returned for insufficient funds, then, in addition to the amount then due, Tenant shall pay to Landlord interest on the amount then due at the maximum contractual rate which could legally be charged in the event of a loan of such amount to Tenant (but in no event to exceed 1½% per month), such interest to accrue continuously on any unpaid balance until paid. ***CAM Charges payable by Tenant under this Lease during the 60 month initial term will be deemed not to increase more than 8.0% per year on a cumulative basis. By way of example, if the CAM charges increase 4% in Year 1 and 4% in Year 2, the Year 3 increase could be 16%, for a total of 24% over the first 3 years of the Lease. This increase of 16% in Year 3 enables the Landlord to "catch-up", although not realizing more than 24% for the three year total. After the initial 60 month term, CAM Charges payable by Tenant under this Lease will be based on actual CAM Charges for the Common Areas. For the purpose of clarification, Taxes and Insurance Costs are not a part of Common Area charges (CAM Charges).***

~~Notwithstanding anything contained herein to the contrary, Tenant shall be able to audit the total costs of operation and maintenance of the Common area at its own expense upon ten (10) days prior written request to Landlord and Landlord shall, after such written notice, provide Tenant proper access of its books in order to verify costs. Tenant shall be allowed to audit Landlord's books no more than three (3) times during its lease term. Any discrepancies shall be dealt with accordingly with Landlord owing Tenant a credit towards rent if such charges are less than what tenant was billed for, and Tenant shall pay Landlord the amount owed if Tenant paid less than those costs actually incurred by Landlord.~~

ARTICLE 8
MERCHANT'S ASSOCIATION OR PROMOTIONAL FUND

8.1 In the event that Landlord shall organize a merchant's association composed of tenants in the Shopping Center, Tenant agrees that it will join and maintain membership in such association, will pay such dues and assessments as may be fixed and determined from time to time by the association and will comply with such other bylaws, rules and regulations as may be adopted from time to time by the association.

8.2 In the event that Landlord shall establish a promotional fund to pay for advertising, seasonal decorations and other marketing activities of the Shopping Center (as may be directed by Landlord from time to time), **Landlord shall advise Tenant in writing that it is doing so and include in such letter an estimation of such charges and decorations and** Tenant shall pay whatever **reasonable** sums Landlord shall reasonably designate as Tenant's proportionate contribution to the promotional fund. ~~Landlord shall provide to Tenant an accounting of such promotional charges that Tenant participated in within thirty (30) days after the end of each calendar year.~~ ***During the primary term, in no event will Tenant contribution exceed ~~$255.21~~ ~~$164.07~~ $182.29 per month.***

ARTICLE 9
USE AND CARE OF DEMISED PREMISES

9.1 Tenant shall commence business operations in the Demised Premises on or immediately after the Commencement Date and shall operate its business in an efficient, high class and reputable manner so as to produce the maximum amount of sales from the Demised Premises. Tenant shall not at any time leave the Demised Premises vacant, but shall in good faith continuously throughout the term of this lease conduct and carry on in the entire Demised Premises the type of business for which the Demised Premises is leased. Tenant shall, except during reasonable periods for repairing, cleaning and decorating, keep the Demised Premises open to the public for business with adequate personnel in attendance on all days (including, if designated by Landlord, Sundays and holidays) and during all hours (including, if designated by Landlord, evenings) established by Landlord from time to time as business days and store hours for the Shopping Center (including, if designated by Landlord, extended days and hours during the shopping season prior to Christmas and whenever else that the majority of the retail tenants in the Shopping Center open for business during extended days or hours, or both), except to the extent Tenant may be prohibited from being open for business by applicable law, ordinance or governmental regulation.

9.2 The Demised Premises may be used only for the purpose or purposes specified in Section 1.1(r) above, and only under the trade name specified in Section 1.1(e) above (or, if Section 1.1(e) is not filled in, any trade name approved in advance by Landlord), and for no other purpose and under no other trade name, it being understood and acknowledged that Landlord has entered into this lease in large part because it believes that such use and trade name will benefit the Shopping Center as a whole.

9.3 Tenant shall not, without Landlord's prior written consent, keep anything within the Demised Premises or use the Demised Premises for any purpose which creates a risk of toxic or otherwise hazardous substances or which increases the insurance premium cost or invalidates any insurance policy carried on the Demised Premises or other parts of the Shopping Center. All property kept, stored or maintained within the Demised Premises by Tenant shall be at Tenant's

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sole risk. Tenant shall indemnify Landlord and hold Landlord harmless from and against any and all liability, liens, claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions and causes of action (including without limitation all attorneys' fees and expenses) arising out of or relating to, directly or indirectly, any violation or alleged violation by Tenant of any law, rule, regulation, order or determination of any government authority pertaining to health or the environment relating to the Demised Premises and the Shopping Center ("Environmental Laws"), now existing or hereafter arising, except for violations of Environmental Law caused by Landlord. This indemnification shall survive the expiration or termination of this Lease.

9.4 Tenant shall not conduct within the Demised premises any fire, auction, bankruptcy, "going-out-of-business," "lost-our-lease" or similar sale; nor shall Tenant operate within the Demised Premises a "wholesale" or "factory outlet" store, a cooperative store, a "second hand" store, a "surplus" store or a store commonly referred to as a "discount house." The purpose for this restriction is the maintenance of a first-class shopping center image, not price regulation; therefore, Landlord agrees that items may be sold, and on occasion be advertised as being sold, at discounted prices as long as Tenant complies with all applicable laws and maintains an image consistent with a first-class shopping center.

9.5 Tenant shall not permit any objectionable noises or odors to emanate from the premises; nor place or permit any radio, television, loudspeaker or amplifier on the roof or outside the Demised Premises or where the same can be seen or heard from outside the building; nor place any antenna, equipment, awning or other projection on the exterior of the Demised Premises; nor take any other action which would constitute a nuisance or would disturb or endanger other tenants of the Shopping Center or unreasonably interfere with their use of their respective premises; nor permit any unlawful or immoral practice to be carried on or committed on the Demised Premises; nor do anything which would tend to injure the reputation of the Shopping Center.

9.6 Tenant shall take good care of the Demised Premises, **reasonable wear and tear excepted,** and keep the same free from waste at all times. Tenant shall not overload the floors in the Demised Premises, nor deface or injure the Demised Premises. Tenant shall keep the Demised Premises and sidewalks, service-ways and loading areas adjacent to the premises neat, clean and free from dirt, rubbish, ice or snow at all times. Tenant shall store all trash and garbage within the premises, or in a trash dumpster or similar container approved by Landlord as to type, location and screening; and Tenant shall arrange for the regular pick-up of such trash and garbage at Tenant's expense (unless Landlord finds it necessary to furnish such a service, in which event Tenant shall be charged an equitable portion of the total of charges to all tenants using the service). Receiving and deliver of goods and merchandise and removal of garbage and trash shall be made only in the manner and areas prescribed by Landlord. Tenant shall not operate an incinerator or burn trash or garbage within the Shopping Center.

9.7 Tenant shall maintain all display windows in a neat, attractive condition, and shall keep all display windows, exterior electric signs and exterior lighting under any canopy in front of the Demised Premises lighted from dusk until 11:00 p.m., every day, including Sundays and holidays (or any other hours established by Landlord for the Shopping Center).

9.8 Tenant shall **use** ~~**best-efforts**~~ ***good faith efforts*** **to** include the address and identity of its business activities in the Demised Premises in all advertisements made by Tenant in which the address and identity of any similar local business activity of Tenant is mentioned.

9.9 Tenant shall procure at its sole expense any permits and licenses required for the transaction of business in the Demised Premises and otherwise comply with all applicable laws, ordinances and governmental regulations. In addition, if the nature of Tenant's business makes it advisable for Tenant to take any extra precautions (for example, in the case of a business which is affected by so-called "dram shop" laws, Tenant's compliance with all "dram shop" educational programs and procedures), Tenant shall take all such extra precautions. At Landlord's request, Tenant shall deliver to Landlord copies of all such permits and licenses and proof of Tenant's compliance with all such laws, ordinances, governmental regulations and extra precautions.

ARTICLE 10
MAINTENANCE AND REPAIR OF DEMISED PREMISES

10.1 Landlord shall keep the foundation, the exterior walls (except plate glass; windows, doors and other exterior openings; window and door frames, molding, closure devices, locks and hardware; special store fronts; lighting, heating, air conditioning, plumbing and other electrical, mechanical and electromotive installation, equipment and fixtures; signs, placards, decorations or other advertising media of any type; and interior painting or other treatment of exterior walls) and roof (subject to the second sentence in Section 7.5 above) of the Demised Premises in good repair. Landlord, however, shall not be required to make any repairs occasioned by the act or negligence of Tenant, its agents, employees, subtenants, licensees and concessionaires (including, but not limited to roof leaks resulting from Tenant's installation of air conditioning equipment or any other roof penetration or placement); and the provisions of the previous sentence are expressly recognized to be subject to the provisions of Article 17 and Article 3 of this lease. In the event that the Demised Premises should become in need of repairs required to be made by Landlord hereunder, Tenant shall give immediate written notice thereof to Landlord and Landlord shall have a reasonable time after receipt by Landlord of such written notice in which to make such repairs.

10.2 Tenant shall keep the Demised Premises in good, clean and habitable condition and shall at its sole cost and expense keep the Demised Premises free of insects, rodents, vermin and other pests and make all needed repairs and replacements, including replacement of cracked or broken glass, except for repairs and replacements required to be made by Landlord under the provisions of Section 10.1, Article 17 and Article 18. Without limiting the coverage of the previous sentence, it is understood that Tenant's responsibilities therein include the repair and replacement of all lighting, heating, air conditioning, plumbing and other electrical, mechanical and electromotive installation, equipment and fixtures and also include all utility repairs in ducts, conduits, pipes and wiring, and any sewer stoppage located in, under and above the

Demised Premises, regardless of when or how the defect or other cause for repair or replacement occurred or became apparent. If any repairs required to be made by Tenant hereunder are not made within ten days after written notice delivered to Tenant by Landlord, Landlord may at its option make such repairs without liability to Tenant for any loss or damage which may result to its stock or business by reason of such repairs; and Tenant shall pay to Landlord upon demand, as additional rental hereunder, the cost of such repairs plus interest at the maximum contractual rate which could legally be charged in the event of a loan of such payment to Tenant (but in no event to exceed 1½% per month), such interest to accrue continuously from the date of payment by Landlord until repayment by Tenant. At the expiration of this lease, Tenant shall surrender the Demised Premises in good condition, excepting reasonable wear and tear and losses required to be restored by Landlord in Section 10.1, Article 17 and Article 18 of this lease.

Tenant is hereby required to **diligently** ~~obtain a service agreement with a licensed air conditioning and heating company to~~ maintain all heating, ventilation and air conditioning ("HVAC") equipment servicing the Demised Premises. ~~The service agreement must provide for quarterly inspections with said inspections to include routine maintenance, service and repairs to the HVAC equipment. A current copy of the service agreement is to be provided to the Landlord within thirty (30) days of the execution of this Lease. If Tenant does not provide a copy of the agreement within the thirty (30) days, then Landlord shall have the right to obtain a service agreement at the sole cost of the Tenant. Tenant is additionally obligated to change the HVAC filters monthly or as required by the manufacturer of the equipment. If the filters are located in a rooftop mounted HVAC system, Tenant shall employ a reputable vendor to service the filters.~~ Tenant is responsible for all HVAC service, maintenance, repairs and replacement of HVAC equipment.

ARTICLE 11
ALTERATIONS

11.1 Tenant shall not make any alterations, additions or improvements to the Demised Premises **that exceed fifteen thousand dollars ($15,000.00)** without the prior written consent of Landlord, except for the installation of unattached, movable trade fixtures which may be installed without drilling, cutting or otherwise defacing the Demised Premises. Without limiting the generality of the immediately preceding sentence, any installation or replacement of Tenant's heating or air conditioning equipment must be effected strictly in accordance with Landlord's instructions. All alterations, additions, improvements and fixtures (including, without limitation, all floor coverings and all heating and air conditioning equipment but excluding Tenant's unattached, readily movable furniture and office equipment) which may be made or installed by either party upon the Demised Premises shall remain upon and be surrendered with the Demised Premises and become the property of Landlord at the termination of this lease, unless Landlord requests their removal, in which event Tenant shall remove the same and restore the Demised Premises to its original condition at Tenant's expense.

11.2 All construction work done by Tenant within the Demised Premises shall be performed in a good workmanlike manner, lien-free and in compliance with all governmental requirements, and in such manner as to cause a minimum of interference with other construction in progress and with the transaction of business in the Shopping Center. Tenant agrees to indemnify Landlord and hold Landlord harmless against any loss, liability or damage resulting from such work, and Tenant shall, if requested by Landlord, furnish a bond or other security satisfactory to Landlord against any such loss, liability or damage.

11.3 In the event Tenant uses a general contractor to perform construction work within the Demised Premises, Tenant shall, prior to the commencement of such work, require said general contractor to execute and deliver to Landlord a waiver and release of any and all claims against Landlord and liens against the Shopping Center to which such contractor might at any time be entitled and to execute and record a Bond to Pay Claims (the "Bond") in accordance with Chapter 53, Subchapter I of the Texas Property Code, as such may be amended, superseded or replaced from time to time, and shall deliver a copy of the recorded Bond to Landlord. The delivery of the waiver and release of lien and the Bond within the time period set forth above shall be a condition precedent to Tenant's ability to enter on and begin its construction work at the Demised Premises and, if applicable, to any reimbursement from landlord for its construction work.

11.4 In the event that Landlord elects to remodel all or any portion of the Shopping Center, Tenant will cooperate with such remodeling, including Tenant's tolerating temporary inconveniences (and even the temporary removal of Tenant's signs in order to facilitate such remodeling, as it may relate to the exterior of the Demised Premises).

ARTICLE 12
LANDLORD'S RIGHT OF ACCESS

12.1 Landlord shall have the **reasonable** right to enter upon the Demised Premises at a **reasonable time with proper prior** ***notice (unless an emergency arises or Tenant is in default)*** ~~**written notice** any~~ time for the purpose of inspecting the same, or of making repairs to the Demised Premises, or of making repairs, alterations or additions to adjacent premises, or of showing the Demised Premises to prospective purchasers, tenants or lenders.

12.2 Tenant will permit Landlord to place and maintain "For Rent" or "For Lease" signs on the Demised Premises during the last ~~180~~ ~~**sixty (60)**~~ **ninety (90)** days of the lease term, it being understood that such signs shall in no way affect Tenant's obligations pursuant to Section 9.4, Section 13.1 or any other provision of this lease.

12.3 Use of the roof above the Demised Premises is reserved to Landlord.

ARTICLE 13
SIGNS; STORE FRONTS

13.1 Tenant shall not, without Landlord's prior written consent (a) make any changes to the store front, or (b) install any exterior lighting, decorations, paintings, awnings, canopies or the like, or (c) erect or install any signs, window or

door lettering, placards, decorations or advertising media of any type which can be viewed from the exterior of the Demised Premises, excepting only dignified displays of customary type for its display windows. All signs, lettering, placards, banners, portable signs, decorations and advertising media (including, without limitation, the sign required by Section 13.2 below) shall conform in all respects to the sign criteria established by Landlord for the Shopping Center from time to time in the exercise of its sole discretion, and shall be subject to Landlord's requirements as to construction, method of attachment, size, shape, height, lighting, color and general appearance. The current sign criteria is attached as Exhibit B. All signs shall be kept in good condition and in proper operating order at all times.

13.2 Landlord reserves the right to alter or remodel the exterior of the Demised Premises and building in which the Demised Premises are situated, at any time and from time to time during the term of this Lease. In connection with any such alteration or remodeling undertaken by Landlord, Tenant shall permit Landlord and Landlord's contractors, agents and employees such access to the Demised Premises as may be reasonably required to complete all alterations or remodeling undertaken by Landlord. In the event any such remodeling requires removal of Tenant's exterior signage, Tenant shall, **upon prior written notice from landlord,** promptly remove such signage at ~~its~~ **Landlord's own** expense upon request of Landlord. In such event, upon completion of such alterations or remodeling, if Landlord establishes new uniform exterior sign criteria for all of the premises in the building in which the Demised Premises are located, Tenant shall erect at ~~its~~ **Landlord's** own expense a new sign complying with such new uniform sign criteria, ***provided, however, if Landlord establishes new sign criteria three (3) years after the Commencement Date, then Landlord and Tenant will participate in the ~~share~~ new sign cost ~~on a 50%/50% basis~~*****With Tenant's proportionate share not to exceed $1,000.00.**

ARTICLE 14
UTILITIES

14.1 Landlord agrees to cause to be provided to the Shopping Center the necessary mains, conduits and other facilities necessary to supply water, gas (if deemed appropriate by Landlord), electricity, telephone service and sewerage service to the building in which the Demised Premises are located.

14.2 Tenant shall promptly pay all charges for electricity, water, gas, telephone service, sewerage service and other utilities furnished to the Demised Premises. Landlord may, if it so elects, furnish one or more utility services to Tenant, and in such event Tenant shall purchase the use of such services as are tendered by Landlord, and shall pay on demand as additional rental the rates established therefor by Landlord which shall not exceed the rates which would be charged for the same services if furnished directly by the local public utility companies. Landlord may at any time discontinue furnishing any such service without obligation to Tenant other than to connect the Demised Premises to the public utility, if any, furnishing such service.

14.3 Landlord shall not be liable for any interruption whatsoever in utility services not furnished by Landlord, nor for interruptions in utility services furnished by Landlord which are due to fire, accident, strike, acts of God or other causes beyond the control of Landlord or which are necessary or useful in connection with making any alterations, repairs or improvements.

ARTICLE 15
INSURANCE COVERAGES

15.1 Landlord shall procure and maintain throughout the term of this lease a policy or policies of insurance, at its sole cost and expense (but subject to Article 6 above), causing the Shopping Center to be insured under standard fire and extended coverage insurance and liability insurance (plus whatever endorsements or special coverages Landlord, in its sole discretion, may consider appropriate), to the extent necessary to comply with Landlord's obligations pursuant to other provisions of this lease.

15.2 Tenant shall procure and maintain throughout the term of this lease a policy or policies of insurance, at its sole cost and expense, causing Tenant's fixtures and contents to be insured under standard fire and extended coverage insurance and, with regard to liability insurance, insuring both Landlord and Tenant against all claims, demands, or actions arising out of or in connection with Tenant's use or occupancy of the Demised Premises, or by the condition of the Demised Premise. The limits of Tenant's liability policy or policies shall be in an amount not less than $1,000,000 per occurrence (and no offset for occurrences on property other than the Demised Premises), an shall be written by insurance companies satisfactory to Landlord. Tenant shall obtain a written obligation on the part of each insurance company to notify Landlord at least twenty days prior to cancellation of such insurance. Such policies or duly executed certificates of insurance shall be promptly delivered to Landlord and renewals thereof as required shall be delivered to Landlord at least thirty days prior to the expiration of the respective policy terms. If Tenant should fail to comply with the foregoing requirement relating to insurance, Landlord may obtain such insurance and Tenant shall pay to Landlord on demand as additional rental hereunder the premium cost thereof plus interest at the maximum contractual rate (but in no event to exceed 1½% per month) from the date of payment by Landlord until repaid by Tenant.

ARTICLE 16
WAIVER OF LIABILITY; MUTUAL WAIVER OF SUBROGATION

16.1 Landlord and Landlord's agents and employees shall not be liable to Tenant, nor to Tenant's employees, agents or visitors, nor to any other person whomsoever, for any injury to person or damage to property caused by the Demised Premises or other portions of the Shopping Center becoming out of repair or by defect or failure of any structural element of the Demised Premises or of any equipment pipes or wiring, or broken glass, or by the backing up of drains, or by gas, water, stream, electricity or oil leaking, escaping or flowing into the Demised Premises (except where due to Landlord's willful failure to make repairs required to be made hereunder, after the expiration of a reasonable time after written notice

to Landlord of the need for such repairs), nor shall Landlord be liable to Tenant, nor to Tenant's employees, agents or visitors, nor to any other person whomsoever, for any loss or damage that may be occasioned by or through the acts or omissions of other tenants of the Shopping Center or of any other persons whomsoever, excepting only duly authorized employees and agents of Landlord. Landlord shall not be held responsible in any way on account of any construction, repair or reconstruction (including widening) of any private or public roadways, walkways or utility lines.

16.2 Landlord shall not be liable to Tenant or to Tenant's employees, agents, or visitors, or to any other person whomsoever, for any injury to person or damage to property on or about the Demised Premises or the Common Area caused by the negligence or misconduct of Tenant, its employees, subtenants, licensees or concessionaires, or of any other person entering the Shopping Center under express or implied invitation of Tenant (with the exception of customers in the Common Area), or arising out of the use of the Demised Premises by Tenant the conduct of its business therein, or arising out of any breach or default by Tenant in the performance of its obligations under this lease; and Tenant hereby agrees to indemnify Landlord and hold Landlord harmless from any loss, expense or claims arising out of such damage or injury.

16.3 Landlord and Tenant each hereby release the other from any and all liability or responsibility to the other, or to any other party claiming through or under them by way of subrogation or otherwise, for any loss or damage to property caused by a casualty which is insurable under standard fire and extended coverage insurance; provided, however, that this mutual waiver shall be applicable only with respect to a loss or damage occurring during the time when property insurance policies, which are readily available in the marketplace, contain a clause or permit an endorsement to the effect that any such release shall not adversely affect or impair the policy or the right of the insured party to receive proceeds under the policy; provided, further, that this release shall not be applicable to the portion of any damage which is not reimbursed by the damaged party's insurer because of the "deductible" in the damaged party's insurance coverage. The release specified in this Section 16.3 is cumulative with any releases or exculpations which may be contained in other provisions of this lease.

ARTICLE 17
DAMAGES BY CASUALTY

17.1 Tenant shall give immediate written notice to the Landlord of any damage caused to the Demised Premises by fire or other casualty.

17.2 In the event that the Demised Premises shall be damaged or destroyed by fire or other casualty insurable under standard fire and extended coverage insurance and Landlord does not elect to terminate this lease as hereinafter provided, Landlord shall proceed with reasonable diligence and at its sole cost and expense to rebuild and repair the Demised Premises. In the event (a) the building in which the Demised Premises are located is destroyed or substantially damaged by a casualty not covered by Landlord's insurance or (b) such building is destroyed or rendered untenantable to an extent in excess of fifty percent of the first floor area by a casualty covered by landlord's insurance, or (c) the holder of a mortgage, deed of trust or other lien on such building at the time of the casualty elects, pursuant to such mortgage, deed of trust or other lien, to require the use of all or part of Landlord's insurance proceeds in satisfaction of all or part of the indebtedness secured by the mortgage, deed of trust or other lien, then Landlord may elect either to terminate this lease or to proceed to rebuild and repair the Demised Premises. Landlord shall give written notice to Tenant or such election within sixty days after the occurrence of such casualty and, if it elects to rebuild and repair, shall proceed to do so with reasonable diligence and at its sole cost and expense.

17.3 Landlord's obligation to rebuild and repair under this Article 17 shall in any event be limited to restoring one of the following (as may be applicable): (a) if this lease does not include an attached exhibit describing Landlord's initial construction responsibility ("Landlord's Work"), restoring the Demised Premises to substantially the condition in which the same existed prior to such casualty, exclusive of any alterations, additions, improvements, fixtures and equipment installed by Tenant; or (b) restoring Landlord's Work, as described in the applicable exhibit attached to this lease (if such an exhibit is attached), to substantially the same condition in which the same existed prior to the casualty. Tenant agrees that promptly after completion of such work by Landlord, Tenant will proceed with reasonable diligence and at Tenant's sole cost and expense to restore, repair and replace all alterations, additions, improvements, fixtures, signs and equipment installed by Tenant, or, if an exhibit describing Tenant's Work is attached hereto, all items of Tenant's Work as described in such exhibit, as the case may be.

17.4 Tenant agrees that during any period of reconstruction or repair of the Demised Premises, it will continue the operation of its business within the Demised Premises to the extent practicable. During the period from the occurrence of the casualty until **both** Landlord's **and Tenant's** repairs are completed, the minimum guaranteed rental shall be reduced **or abated** to such extent as may be fair and reasonable under the circumstances. ~~; however, there shall be no abatement of the percentage rental and other charges provided for herein.~~

ARTICLE 18
EMINENT DOMAIN

18.1 If more than thirty percent (30%) of the floor area of the Demised Premises should be taken for any public or quasi-public use under any governmental law, ordinance or regulation or by right of eminent domain or by private purchase in lieu thereof, this lease shall terminate and the rent shall be abated during the unexpired portion of this lease, effective on the date physical possession is taken by the condemning authority.

18.2 If less than thirty percent (30%) of the floor area of the Demised Premises should be taken as aforesaid, this lease shall not terminate; however, the minimum guaranteed rental (but not percentage rental) payable hereunder during the unexpired portion of this lease shall be reduced in proportion to the area taken, effective on the date physical possession is taken by the condemning authority. Following such partial taking, Landlord shall make all necessary repairs or alterations to the remaining premises or, if an exhibit describing Landlord's Work is attached to this lease, all necessary

repairs within the scope of Landlord's Work as described in such exhibit, as the case may be, required to make the remaining portions of the Demised Premises an architectural whole.

18.3 If any part of the Common Area should be taken as aforesaid, this lease shall not terminate, nor shall the rent payable hereunder be reduced, except that either Landlord or Tenant may terminate this lease if the area of the Common Area remaining following such taking plus any additional parking area provided by Landlord in reasonable proximity to the Shopping Center shall be less than seventy percent of the area of the Common Area immediately prior to the taking. Any election to terminate this lease in accordance with this provision shall be evidenced by written notice of termination delivered to the other party within thirty days after date physical possession is taken by condemning authority.

18.4 All compensation awarded for any taking (or the proceeds of private sale in lieu thereof) of the Demised Premises or Common Area shall be the property of Landlord, **except for such portion of the award as shall represent the value of the improvements constructed by it that were so taken,** and Tenant hereby assigns its interest in any such award to Landlord; provided, however, Landlord shall have no interest in any award made to Tenant for Tenant's moving and relocation expenses or for the loss of Tenant's fixtures and other tangible personal property if a separate award for such items is made to Tenant as long as such separate award does not reduce the amount of the award that would otherwise be awarded to Landlord.

ARTICLE 19
ASSIGNMENT AND SUBLETTING

19.1 Tenant shall not assign or in any manner transfer this lease or any estate or interest therein, or sublet the Demised Premises or any part thereof, or grant any license, concession or other right of occupancy of any portion of the Demised Premises without the prior written consent of Landlord**, such consent not to be unreasonably withheld by Landlord**. The proposed assignee or subtenant shall in all circumstances be required to operate a business similar in nature to Tenant, **unless otherwise agreed to by Landlord** consistent with the use restrictions set forth in this Lease; and the financial capabilities, creditworthiness and management expertise of the proposed assignee or subtenant shall be equal to or greater than Tenant. In addition, Landlord shall also be entitled to charge Tenant a reasonable fee **not to exceed** ~~**$150.00**~~ ***$300.00*** for processing Tenant's request. Consent by Landlord to one or more assignments or sublettings, if granted, in Landlord's sole discretion, shall not operate as a waiver of Landlord's rights as to any subsequent assignment and sublettings.

19.2 **If at any time during the term of this lease the general partner of Tenant at the time of execution of this lease shall cease to be a general partner of Tenant, then such event shall be deemed an assignment of this lease by Tenant and, therefore, subject in all respects to the provisions of Section 19.1 above. The previous sentence shall not apply, however, with Landlord's written approval.** ~~If Tenant is a corporation, partnership or other entity and if at any time during the term of this lease the person or persons who own a majority of either the outstanding voting rights or the outstanding ownership interests of Tenant at the time of the execution of this lease cease to own a majority of such voting rights of ownership interests shall be deemed an assignment of this lease by Tenant and, therefore, subject in all respects to the provisions of Section 19.1 above. The previous sentence shall not apply, however, if at the time of the execution of this lease, Tenant is a corporation and the outstanding voting shares of capital stock of Tenant are listed on a recognized security exchange or over the counter market.~~

19.3 Any assignee or sublessee of an interest in and to this lease shall be deemed, by acceptance of such assignment or sublease or by taking actual or constructive possession of the Demised Premises, to have assumed all of the obligations set forth in or arising under this lease. Such assumption shall be effective as of the earlier of the date of such assignment or sublease or the date on which the assignee or sublessee obtains possession of the Demised Premises.

19.4 Notwithstanding any assignment or subletting, Tenant and any guarantor of Tenant's obligations under this lease shall at all times remain fully responsible and liable for the payment of the rent herein specified and for compliance with all of its other obligations under this lease (even if future assignments and sublettings occur subsequent to the assignment or subletting by Tenant, and regardless of whether or not Tenant's approval has been obtained for such future assignments and sublettings), **unless so released by Landlord at the request of tenant**. Moreover, in the event that the rental due and payable by a sublessee (or a combination of the rental payable under such sublease plus any bonus or other consideration therefor or incident thereto) exceeds the rental payable under this lease, or if with respect to a permitted assignment, permitted license or other transfer by Tenant permitted by Landlord, the consideration payable to Tenant by the assignee, licensee or other transferee exceeds the rental payable under this lease, then Tenant shall be bound and obligated to pay Landlord all such excess rental and other excess consideration within ten (10) days following receipt thereof by Tenant from such sublessee, assignee, licensee or other transferee, as the case may be. Finally, in the event of an assignment or subletting, it is understood and agreed that all rentals paid to Tenant by an assignee or sublessee shall be received by Tenant in trust for Landlord, to be forwarded immediately to Landlord without offset or reduction of any kind; and upon election by Landlord such rentals shall be paid directly to Landlord as specified in Section 4.2 of this lease (to be applied as a credit and offset to Tenant's rental obligation).

19.5 Tenant shall not mortgage, pledge or otherwise encumber its interest in this lease or in the Demised Premises.

19.6 In the event of the transfer and assignment by Landlord of its interest in this lease and in the building containing the Demised Premises to a person expressly assuming Landlord's obligations under this lease, Landlord shall thereby be released from any further obligations hereunder, and Tenant agrees to look solely to such a successor in interest of the Landlord for performance of such obligations. Any security given by Tenant to secure performance of Tenant's obligations hereunder may be assigned and transferred by Landlord to such successor in interest and Landlord shall thereby be discharged of any further obligation relating thereto.

ARTICLE 20
SUBORDINATION; ATTORNMENT; ESTOPPELS; FINANCIAL INFORMATION

20.1 Tenant accepts this lease subject and subordinate to any mortgage, deed of trust or other lien presently existing or hereafter placed upon the Shopping Center or any portion of the Shopping Center which includes the Demised Premises, and to any renewals and extensions thereof. Tenant agrees that any mortgagee shall have the right at any time to subordinate its mortgage, deed of trust or other lien to this lease; provided, however, notwithstanding that this lease may be (or made to be) superior to a mortgage, deed of trust or other lien, the mortgagee shall not be liable for prepaid rentals, security deposits and claims accruing during Landlord's ownership; further provided that the provisions of a mortgage, deed of trust or other lien relative to the rights of the mortgagee with respect to proceeds arising from an eminent domain taking (including a voluntary conveyance by Landlord) and provisions relative to proceeds arising from insurance payable by reason of damage to or destruction of the Demised Premises shall be prior and superior to any contrary provisions contained in this instrument with respect to the payment or usage thereof. Landlord is hereby irrevocably vested with full power and authority to subordinate this lease to any mortgage, deed of trust or other lien hereafter placed upon the Demised Premises or the Shopping Center as a whole, and Tenant agrees upon demand to execute such further instruments subordinating this lease as Landlord may request; provided, however, that upon Tenant's written request and notice to Landlord, Landlord shall use good faith efforts to obtain from any such mortgagee a written agreement that after a foreclosure (or a deed in lieu of foreclosure) the rights of Tenant shall remain in full force and effect during the term of this lease so long as Tenant shall continue to recognize and perform all of the covenants and conditions of this lease.

20.2 At any time when the holder of an outstanding mortgage, deed of trust or other lien covering Landlord's interest in the Demised Premises has given Tenant written notice of its interest in this lease, Tenant may not exercise any remedies for default by Landlord hereunder unless and until the holder of the indebtedness secured by such mortgage, deed of trust or other lien shall have received written notice of such default and a reasonable time (not less than 30 days) shall thereafter have elapsed without the default having been cured.

20.3 Tenant agrees that it will from time to time upon request by Landlord execute and deliver to Landlord a written statement addressed to Landlord (or to a party designated by Landlord), which statement shall identify Tenant and this lease, shall certify that **according to Tenant's best knowledge,** this lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), shall confirm that Landlord is not in default as to any obligations of Landlord under this lease (or if Landlord is in default, specifying any default), shall confirm Tenant's agreements contained above in this Article 20, and shall contain such other information or confirmations as Landlord may reasonably require. Landlord is hereby irrevocably appointed and authorized as the agent and attorney-in-fact of Tenant to execute and deliver any such written statement on Tenant's behalf if Tenant fails to do so within ~~seven (7)~~ **twenty-one (21)** days after the delivery of a written request from Landlord to Tenant.

20.4 The financial condition and creditworthiness of the Tenant and/or all Guarantors (if applicable) is a vital consideration of the Landlord entering into this Lease Agreement with the Tenant. At any time during this Lease (but not more frequently than one time per lease year), Landlord shall have the right to request (for Landlord's review) that Tenant and/or all Guarantors provide current (current being defined as being prepared within the last three months) ~~financial statements~~, operating statements and/or balance sheets. Failure to provide such information within thirty (30) days after written request to do so will constitute a event of default under this Lease.

ARTICLE 21
DIRECTION OF TENANT'S ENERGIES

21.1 Tenant acknowledges that Tenant's monetary contribution to Landlord (in the form of rentals) and Tenant's general contribution to commerce within the Shopping Center (also important in Landlord's determination to execute this lease with Tenant) will be substantially reduced if during the term of this lease, either Tenant or any person, firm or corporation, directly or indirectly controlling, controlled by or under common control with Tenant shall directly or indirectly operate, manage, conduct or have any interest in any establishment within commercial proximity of the Shopping Center. Accordingly, Tenant agrees that if during the term of this lease, **Tenant, its general partner or any corporation, partnership or other entity of which Tenant or its general partner serve as general partner or own in excess of fifty percent (50%) ~~twenty-five percent (25%)~~ of the outstanding equity interests directly commences operation of any store that sells or offers for sale merchandise or services of the type to be sold by Tenant in the Demised Premises as provided in Section 1.1 (R) hereof, or in any manner directly competes with the business to be conducted by Tenant at the Demised Premises, within a straight-line radius of one (1) mile*(on page 15) of the Shopping Center, then in such event, the rental payable by Tenant herunder shall be adjusted as follows:** ~~either Tenant or any person, firm or corporation, directly or indirectly controlling, controlled by or under common control with Tenant (and also, in the event Tenant is a corporation, if any officer of director thereof or shareholder owning more than ten percent (10%) of the outstanding stock thereof, or parent, subsidiary or related or affiliated corporation) either directly or indirectly commences operation of any store selling or otherwise sells or offers for sale any merchandise or services of the type to be sold by Tenant in the Demised Premises as provided in Section 1.1(r) hereof or similar or related items, or in any manner competes with the business provided herein to be conducted by Tenant at the Demised Premises, within a straight line radius of three (3) miles* of the Shopping Center, which Tenant acknowledges is a reasonable area for the purpose of this provision, then in such event, the rental payable by Tenant hereunder shall be adjusted as follows:~~

(a) thereafter the minimum guaranteed rental shall be one hundred ten percent (110%) of the amount stipulated in Section 1.1(m) and Section 4.1 of this lease; and

(b) thereafter the percentage rental shall be computed as if twenty-five percent (increased to fifty percent, if the other store is within a two-mile radius, and seventy-five percent, if the other store is within a one-mile

JR BF8L

radius), of all amounts which would be "gross sales" (as defined in Section 4.6 of this lease) if the merchandise have been sold, services rendered or business conducted at or from the Demised Premises (in lieu of at or from such other store) were, in fact, "gross sales" (as so defined) and the provisions of Article 5 will likewise apply to the other store.

The above adjustment in rental reflects the estimate of the parties as to the damages which Landlord would be likely to incur by reason of the diversion of business and customer traffic from the Demised Premises and Shopping Center to such other store within such radius, as a proximate result of the establishment of such other store. This provision shall not apply to any existing store presently being operated by Tenant as of the date hereof, provided there is no increase in the size, merchandise mix or trade name of such commercial establishment. Finally, Tenant agrees that Landlord may waive, for any reason whatsoever, all rights granted to Landlord pursuant to this Section 21.1 and may sever this section from the remainder of this lease (thereby keeping the remainder of this lease unmodified and in full force and effect).

Notwithstanding anything contained herein this paragraph 21.1 to the contrary, this one (1) mile radius restriction excludes the Preston Center shopping area, the Highland Park Village Shopping Center and the Snider Plaza shopping area.

21.2 Tenant shall keep the demised premises open for business and diligently operate the business conducted therein at least Monday through Saturday, except holidays, from 10:00 am until 6:00 p.m. (and 10:00 am until 9:00 p.m. during the last week of November and the month of December). Tenant shall conduct Tenant's business at all times in a first-class, high-grade manner consistent with reputable business standards and practices of good faith. Tenant shall keep the demised premises adequately stocked with new merchandise in first-class condition. Tenant shall conduct Tenant's business under the trade name designated on page 1 of this Lease unless and until Landlord consents in writing to the use of another trade name in connection with such business.

21.3 At any time during the term of this Lease or any renewal or expansion thereof, Landlord shall have the right to relocate the Premises to substantially comparable space within the Building, such comparable space hereinafter referred to as the "Substitution Space". If Landlord elects, to exercise such right, Landlord shall give Tenant at least thirty (30) days prior written notice of such election specifying the Substitution Space and the effective date of such substitution, such date hereinafter referred to as the "Substitution Date". Effective on the Substitution Date, (i) the description of the Premises set forth in this Lease shall, without further act on the part of Landlord or Tenant, be deemed amended so that the Substitution Space shall, for all intents and purposes, be deemed the Premises hereunder, and all of the terms, covenants, conditions, provisions and agreements of this Lease shall continue in full force and effect and shall apply to the Substitution Space and (ii) Tenant shall move from the present Premises in the Substitution Space and shall vacate and surrender possession to Landlord of the present Premises, and if Tenant continues to occupy the present Premises after the Substitution Date, then thereafter, during the period of such occupancy, Tenant shall pay the rent for the present Premises at the rate set forth in this Lease, in addition to the rent for the Substitution Space at a rate equal to the rate set forth in the Lease for the present Premises. Provided Tenant vacates the present Premises on or before the Substitution Date, Landlord agrees to reimburse Tenant for its actual moving cost to the Substitution Space, to the extent such costs are reasonable. In the event that Tenant shall fail to vacate and surrender possession of the Premises to Landlord and occupy the Substitution Space, in addition to any other remedy provided under this Lease, at law or in equity, Landlord shall have the right to terminate this Lease upon delivery of written notice of such termination to Tenant. ***The Substitution Space will be mutually agreed upon by Landlord and Tenant and if either party cannot agree, the Landlord or Tenant will have the right to terminate with ~~ninety (90)~~ one hundred fifty days (150) days written notice. If Landlord and Tenant do agree on Substitution Space, Landlord will pay all moving costs (e.g. business cards, stationery, computers, equipment) including all construction/remodel costs in order to duplicate and/or replicate Tenant's existing space as close as possible. In no event will Landlord effectuate the actual/physical "move" during November or December.***

ARTICLE 22
DEFAULT BY TENANT AND REMEDIES

22.1 The following events shall be deemed to be events of default by Tenant under this lease:

(a) Tenant shall fail to pay any installment or rental or any other obligation under this lease involving the payment of money and such failure shall continue for a period of five (5) ~~ten (10)~~ days after written notice thereof to Tenant; provided, however, that for each calendar year during which Landlord has already given Tenant one written notice of the failure to pay an installment of rental **(i.e, Landlord shall be required to give written notice to Tenant once per calendar year throughout the lease term and options)**, no further notice shall be required (i.e., the event of default will automatically occur on the tenth ~~fifteenth~~ day after the date upon which the rental was due).

(b) Tenant shall fail to comply with any provision of this lease, other than as described in subsection (a) above, and either shall not cure such failure within fifteen (15) days after written notice thereof to Tenant, or shall cure that particular failure but shall again fail to comply with the same provision of the lease within three months after Landlord's written notice.

(c) Tenant or any guarantor of Tenant's obligations under this lease shall become insolvent, or shall make a transfer in fraud of creditors, or shall make an assignment for the benefit of creditors.

(d) Tenant or any guarantor of Tenant's obligations under this lease shall file a petition under any section or chapter of the federal Bankruptcy Code, as amended, or under any similar law or statute of the United States or any state thereof; or Tenant or any guarantor of Tenant's obligations under this lease shall be adjudged bankrupt or insolvent in proceedings filed against Tenant or any guarantor of Tenant's obligations under this lease thereunder.

(e) A receiver or Trustee shall be appointed for the Demised Premises or for all or substantially all of the assets of Tenant or any guarantor of Tenant's obligation under this lease,

(f) Tenant shall desert or vacate or shall commence to desert or vacate the Demised Premises or any substantial portion of the Demised Premises or at any time prior to the last month of the lease term shall remove or attempt to remove, without the prior written consent of Landlord, all or a substantial amount of Tenant's goods, wares, equipment, fixtures, furniture, or other personal property.

(g) Tenant shall do or permit to be done anything which creates a lien upon the Demised Premises or upon all or any part of the Shopping Center.

22.2 Upon the occurrence of any such events of default, Landlord shall have the option to pursue any one or more of the following remedies:

(a) Without any further notice or demand whatsoever, Tenant shall be obligated to reimburse Landlord for the damages suffered by Landlord as a result of the event of default, plus interest on such amount at the maximum contractual rate which could legally be charged in the event of a loan of such amount to Tenant (but in no event to exceed 1½% per month); and Landlord may pursue a monetary recovery from Tenant. In this regard, and without limiting the generality of the immediately preceding sentence, it is agreed that if Tenant fails to install a sign on the front of the Demised Premises on or within ~~fifteen (15)~~ **thirty (30)** days after the Commencement Date of this lease, or if Tenant fails to open for business as required in this lease or, having opened for business, subsequently deserts or vacates the Demised Premises or otherwise ceases to conduct business in the Demised Premises as required in this lease, then Landlord at its option may seek monetary recovery for the loss of Tenant's anticipated contribution to commerce within the Shopping Center; moreover Landlord and Tenant further agree that inasmuch as the exact amount of damages would be difficult to determine, liquidated damages will be due monthly (i) in an amount equal to fifteen percent of the minimum guaranteed rental payable for that month (i.e., Tenant will pay minimum guaranteed rental equal to 115% of the amount specified in Section 1.1(m) and Section 4.1 of this lease) if Tenant opens for business but fails to install a sign and (ii) in an amount equal to twenty-five percent of the monthly guaranteed rental payable for the month if Tenant fails to open for business as required in this lease or, having opened for business, subsequently deserts or vacates the Demised Premises or otherwise ceases to conduct business in the Demised Premises as required by this lease (including, but not limited to, failing to comply with the requirements of Section 9.1 of this lease).

(b) Without any further notice or demand whatsoever, Landlord may take any one or more of the actions permissible at law to insure performance by Tenant of Tenant's covenants and obligations under this lease. In this regard, and without limiting the generality of the immediately preceding sentence, it is agreed that if Tenant fails to open for business as required in this lease or, having opened for business, deserts or vacates the Demised Premises, Landlord may enter upon and take possession of such premises in order to protect them from deterioration and continue to demand from Tenant the monthly rentals and other charges provided in this lease, without any obligation to relet; however, if Landlord does, at its sole discretion, elect to relet the Demised Premises, such action by Landlord shall not be deemed as an acceptance of Tenant's surrender of the Demised Premises unless Landlord expressly notifies Tenant of such acceptance in writing pursuant to this subsection (b), Tenant hereby acknowledging that Landlord shall otherwise be reletting as Tenant's agent and Tenant furthermore hereby agreeing to pay to Landlord on demand any deficiency that may arise between the monthly rentals and other charges provided in this lease and that actually collected by Landlord. It is further agreed in this regard that in the event of any default described in subsection (b) of Section 22.1 of this lease, Landlord shall have the right to enter upon the Demised Premises by force if necessary without being liable for prosecution or any claim for damages therefore, and do whatever Tenant is obligated to do under the terms of this lease; and Tenant agrees to reimburse Landlord on demand for any **reasonable** expenses which Landlord may incur in thus effecting compliance with Tenant's obligations under this lease, and Tenant further agrees that Landlord shall not be liable for any damages resulting to the Tenant from such action. Finally, it is agreed that in the event of any default described in subsection (g) of Section 22.1 of this lease, Landlord may pay or bond around such lien, whether or not contested by Tenant; and in such event Tenant agrees to reimburse Landlord on demand for all costs and expenses incurred in connection with any such action, with Tenant further agreeing that Landlord shall in no event be liable for any damages or claims resulting from such action.

(c) Landlord may terminate this lease by written notice to Tenant, in which event Tenant shall immediately surrender the Demised Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which Landlord may have for possession or arrearages in rent (including any late charge or interest which may have accrued pursuant to Section 4.7 of this lease), enter upon and take possession of the Demised Premises and expel or remove Tenant and any other person who may be occupying said premises or any part thereof, by force if necessary, without being liable for prosecution or any claim for damages therefor. Tenant hereby waives any statutory requirement of prior written notice for filing eviction or damage suits for nonpayment of rent. In addition, Tenant agrees to pay to Landlord on demand the amount of all loss and damage which Landlord may suffer by reason of any termination effected pursuant to this subsection (c), said loss and damage to be determined by either of the following alternative measures of damages:

(i) Until Landlord is able, through reasonable efforts, the nature of which efforts shall be at the sole discretion of Landlord, to relet the Demised Premises under terms satisfactory to landlord, in its sole discretion, Tenant shall pay to Landlord on or before the first day of each calendar month, the monthly rentals and other charges provided in this lease. If and after the Demised Premises have been relet by Landlord, Tenant shall pay to Landlord on the 20th day of each calendar month the difference between the monthly rentals and other charges provided in this lease for such calendar month and that actually collected by Landlord for such month. If it is necessary for Landlord to bring suit in order to collect any deficiency, Landlord shall have a right to allow such deficiencies to accumulate and to bring an action on several or all of the accrued deficiencies at one time. Any such suit shall not prejudice in any way the right of Landlord to bring a similar action for any subsequent deficiency or deficiencies. Any amount collected by Landlord from subsequent tenants for any

calendar month in excess of the monthly rentals and other charges provided in this lease, shall be credited to Tenant in reduction of Tenant's liability for any calendar month for which the amount collected by Landlord will be less than the monthly rentals and other charges provided in this lease; but Tenant shall have no right to such excess other than the above-described credit.

(ii) When Landlord desires, Landlord may demand a final settlement. Upon demand for a final settlement, Landlord shall have a right to, and Tenant hereby agrees to pay, the difference between the total of all monthly rentals and other charges provided in this lease for the remainder of the term and the reasonable rental value of the Demised Premises for such period, such difference to be discounted to present value at a rate equal to the rate of interest which is allowed by law in the State of Texas when the parties to a contract have not agreed on any particular rate of interest (or, in the absence of such law, at the rate of six percent per annum).

If Landlord elects to exercise the remedy prescribed in subsection 22.2(b) above, this election shall in no way prejudice Landlord's right at any time thereafter to cancel said election in favor of the remedy prescribed in subsection 22.2(c) above, provided that at the time of such cancellation Tenant is still in default. Similarly, if Landlord elects to compute damages in the manner prescribed by subsection 22.2(c)(i) above, this election shall in no way prejudice Landlord's right at any time thereafter to demand a final settlement in accordance with subsection 22.2(c)(ii) above. Pursuit of any of the above remedies shall not preclude pursuit of any other remedies prescribed in other sections of this lease and any other remedies provided by law. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default.

22.3 It is expressly agreed that in determining "the monthly rentals and other charges provided in this lease," as that term is used throughout subsections 22.2(c)(i) and 22.2(c)(ii) above, there shall be added to the minimum guaranteed rental (as specified in Sections 1.1(m) and 4.1 of this lease) a sum equal to the charges for maintenance of the Common Area (as specified in Sections 1.1(o) and 7.5 of this lease), the payments for taxes, charges and insurance (as specified in Article 6 of this lease) plus one twenty-fourth of the total of all percentage rentals required to be paid by Tenant (pursuant to Section 4.4 of this lease) because of gross sales during the two full calendar years immediately preceding the date Landlord initiated action pursuant to said subsections (or, if two full calendar years have not then elapsed, to the corresponding fraction of all percentage rentals required to be paid because of gross sales during the period commencing with the Commencement Date of this lease and concluding with the date on which Landlord initiated such action).

22.4 It is further agreed that, in addition to payments required pursuant to subsections 22.2(b) and 22.2(c) above, Tenant shall compensate Landlord for all **reasonable** expenses incurred by Landlord in repossession (including, among other expenses, any increase in insurance premiums caused by the vacancy of the Demised Premises), all ***reasonable*** expenses incurred by Landlord in reletting (including, among other expenses, repairs, remodeling, replacements, advertisements and brokerage fees), all ***reasonable*** concessions granted to a new tenant upon reletting (including, among other concessions, renewal options), all ***reasonable*** losses incurred by Landlord as a direct or indirect result of Tenant's default (including, among other losses, any adverse reaction by Landlord's mortgagee or by other tenants or potential tenants of the Shopping Center) and a reasonable allowance for Landlord's administrative efforts, salaries and overhead attributable directly or indirectly to Tenant's default and Landlord's pursuing the rights and remedies provided herein and under applicable law.

22.5 Landlord may restrain or enjoin any breach or threatened breach of any covenant, duty or obligation of Tenant herein contained without the necessity of proving the inadequacy of any legal remedy or irreparable harm. The remedies of Landlord hereunder shall be deemed cumulative and not exclusive of each other.

22.6 If on account of any **proven** breach or default by Tenant in its obligations hereunder, Landlord shall employ an attorney to present, enforce or defend any of Landlord's rights or remedies hereunder, Tenant agrees to pay any reasonable attorney's fees incurred by Landlord in such connection.

22.7 In the event that any one or more provisions of this Article 22 authorizes Landlord to enter the Demised Premises, Landlord is entitled and is hereby authorized, without any notice to Tenant, to enter upon the Demised Premises by use of a duplicate key, a master key, a locksmith's entry procedures or any other means not involving personal confrontation. Upon the occurrence of an event of default, Landlord shall have the right to alter or change the door locks on all entry doors of the Demised Premises, thereby permanently excluding Tenant. In such event Landlord shall not be obligated to place any written notice on the Demised Premises explaining Landlord's action; moreover, if a reason for Landlord's action is the failure of Tenant to pay any one or more rentals when due pursuant to this lease, Landlord shall not be required to provide the new key (if any) to Tenant until and unless all rental defaults of Tenant have been fully cured.

22.8 Tenant acknowledges its obligation to deposit with Landlord the sum stated in Section 1.1(q) above, to be held by Landlord without interest as security for the performance by Tenant of Tenant's covenants and obligations under this lease. Tenant agrees that such deposit may be co-mingled with Landlord's other funds and is not an advance payment of rental or a measure of Landlord's damages in case of default by Tenant. Upon the occurrence of any event of default by Tenant, Landlord may, from time to time, without prejudice to any other remedy provided herein or provided by law, use such fund to the extent necessary to make good any arrears of rentals and any other damage, injury, expense or liability caused to Landlord by such event of default, and Tenant shall pay to Landlord on demand the amount so applied in order to restore the security deposit to its original amount. If Tenant is not then in default hereunder, ~~any remaining balance~~ **the full amount** of such deposit shall be returned by Landlord to Tenant upon termination of this lease (subject to the provisions of Section 19.5 above).

22.9 In the event of any default described in subsection (d) of Section 22.1 of this lease, any assumption and assignment must conform with the requirements of the Bankruptcy Code which provides, in part, that the Landlord must be provided with adequate assurance (i) of the source of rent and other consideration due under this lease; (ii) that the

financial condition and operating performance of any proposed assignee and its guarantors, if any, shall be similar to the financial condition and operating performance of Tenant and its guarantors, if any, as of the date of execution of this lease; (iii) that any percentage rent due under this lease will not decline substantially; (iv) that any assumption or assignment is subject to all of the provisions of this lease (including, but not limited to, restrictions as to use) and will not breach any such provision contained in any other lease, financing agreement or other agreement relating to the Shopping Center; and (v) that any assumption or assignment will not disrupt any tenant mix or balance in the Shopping Center.

(a) In order to provide Landlord with the assurance contemplated by the Bankruptcy Code, Tenant must fulfill the following obligations, in addition to any other reasonable obligations that Landlord may require, before any assumption of this lease is effective: (i) all defaults under subsection (a) of Section 22.1 of this lease must be cured within five (5) days after the date of assumption; (ii) all other defaults under Section 22.1 of this lease other than under subsection (d) of Section 22.1 must be cured within fifteen (15) days after the date of assumption; (iii) all actual monetary losses incurred by Landlord (including, but not limited to, reasonable attorneys fees) must be paid to Landlord within five (5) days after the date of assumption; and (iv) Landlord must receive within five (5) days after the date of assumption a security deposit in the amount of six (6) months minimum guaranteed rent (using the minimum guaranteed rent in effect for the first full month immediately following the assumption) and an advance prepayment of minimum guaranteed rent in the amount of three (3) months minimum guaranteed rent (using the minimum guaranteed rent in effect for the first full month immediately following the assumption), both sums to be held by Landlord in accordance with Section 22.8 above and deemed to be rent under this lease for the purposes of the Bankruptcy Code as amended and from time to time in effect.

(b) In the event this lease is assumed in accordance with the requirements of the Bankruptcy Code and this lease, and is subsequently assigned, then, in addition to any other reasonable obligations that Landlord may require and in order to provide Landlord with the assurances contemplated by the Bankruptcy Code, Landlord shall be provided with (i) a financial statement of the proposed assignee prepared in accordance with generally accepted accounting principles consistently applied, though on a cash basis, which reveals a net worth in an amount sufficient, in Landlord's reasonable judgment, to assure the future performance by the proposed assignee of Tenant's obligations under this lease; or (ii) a written guaranty by one or more guarantors with financial ability sufficient to assure the future performance of Tenant's obligations under this lease, such guaranty to be in form and content satisfactory to Landlord and to cover the performance of all of Tenant's obligations under this lease.

ARTICLE 23
LANDLORD'S CONTRACTUAL SECURITY INTEREST

23.1 In addition to the statutory Landlord's lien, Landlord shall have at all times a valid security interest to secure payment of all rentals and other sums of money becoming due hereunder from Tenant, and to secure payment of any damages or loss which Landlord may suffer by reason of the breach by Tenant of any covenant, agreement or condition contained herein, upon all goods, wares, equipment, fixtures, furniture, improvements and other personal property of Tenant presently, or which may hereafter be, situated on the Demised Premises, and all proceeds therefrom, and such property shall not be removed without the consent of Landlord until all arrearages in rent as well as any and all other sums of money then due to landlord or to become due to Landlord hereunder shall first have been paid and discharged and all the covenants, agreements and conditions hereof have been fully complied with and performed by Tenant. Upon the occurrence of an event of default by Tenant, **that is uncured after reasonable written notice by Landlord** Landlord may, in addition to any other remedies provided herein, enter upon the Demised Premises and take possession of any and all goods, wares, equipment, fixtures, furniture, improvements and other personal property of Tenant situated on the Demised Premises, without liability for trespass or conversion, and sell the same at public or private sale, with or without having such property at the sale, after giving Tenant reasonable notice of the time and place of any public sale or of the time after which any private sale is to be made, at which sale the Landlord or its assigns may purchase unless otherwise prohibited by law. Unless otherwise provided by law, and without intending to exclude any other manner of giving Tenant reasonable notice, the requirement of reasonable notice shall be met if such notice is given in the manner prescribed in this lease at least five days before the time of sale. Any sale made pursuant to the provisions of this paragraph shall be deemed to have been a public sale conducted in a commercially reasonable manner if held in the above-described Demised Premises or where the property is located after the time, place and method of sale and a general description of the types of property to be sold have been advertised in a daily newspaper published in the county in which the property is located, for five consecutive days before the date of the sale. The proceeds from any such disposition, less any and all expenses connected with the taking of possession, holding and selling of the property (including reasonable attorney's fees and legal expenses), shall be applied as a credit against the indebtedness secured by the security interest granted in this paragraph. Any surplus shall be paid to Tenant or as otherwise required by law; the Tenant shall pay any deficiencies forthwith. Tenant hereby agrees that a carbon, photographic or other reproduction of this lease shall be sufficient to constitute a financing statement. Tenant nevertheless agrees that upon request by Landlord, , Tenant agrees that it will execute and deliver to Landlord a financing statement in form sufficient to perfect the security interest of Landlord in the aforementioned property and proceeds thereof under the provision of the Uniform Commercial Code (or corresponding statute or statutes) in force in the state in which the property is located, as well as any other state the laws of which Landlord may at any time consider to be applicable; moreover, Landlord is hereby irrevocably vested with a power of attorney from Tenant to execute any and all such financing statements on behalf of Tenant.

23.2 Notwithstanding Section 23.1, Landlord agrees that it will subordinate its security interest and landlord's lien to the security interest of Tenant's supplier or institutional financial source for as long as the rental account of Tenant under this lease is current (or is brought current), provided that Landlord approves the transaction as being reasonably necessary for Tenant's operations at the Demised Premises, and further provided that the subordination must be limited to a specified transaction and specified items of the fixtures, equipment or inventory involved in the transaction.

ARTICLE 24
HOLDING OVER

24.1 In the event Tenant remains in possession of the Demised Premises after the expiration of this lease and without the execution of a new lease, it shall be deemed to be occupying said premises as a tenant from month to month at a rental equal to the rental (including any percentage rental) herein provided plus ~~one hundred percent (100%)~~ ~~**twenty-five percent (25%)**~~ ***fifty percent (50%)*** of such amount otherwise subject to all the conditions, provisions and obligations of this lease insofar as the same are applicable to a month-to-month tenancy.

ARTICLE 25
NOTICES

25.1 Wherever any notice is required or permitted hereunder, such notice shall be in writing. Any notice or document required or permitted to be delivered hereunder shall be deemed to be delivered when actually received by the designated addressee or, if earlier and regardless of whether actually received or not, when deposited in the United States mail, postage prepaid, certified mail, return receipt requested, addressed to the parties hereto at the respective addresses set out in Section 1.1 above (or at Landlord's option, to Tenant at the Demised Premises), or such other addresses as they have theretofore specified by written notice.

25.2 If and when included within the term "Landlord" as used in this instrument there are more than one person, firm or corporation, all shall jointly arrange among themselves for their joint execution of such notice specifying some individual at some specific address for the receipt of notices and payments to the Landlord; if and when included within the term "Tenant" as used in this instrument there are more than one person, firm or corporation, all shall jointly arrange among themselves for their joint execution of such a notice specifying some individual at some specific address for the receipt of notices and payment to Tenant. All parties included within the terms "Landlord" and "Tenant," respectively, shall be bound by notices and payments given in accordance with the provisions of this Article to the same effect as if each had received such notice or payment. In addition, Tenant agrees that notices to Tenant may be given by Landlord's attorney, property manager or other agent.

ARTICLE 26
AMERICANS WITH DISABILITIES ACT

26.1 Landlord shall be responsible for complying with the requirements of federal, state and local codes including the Americans with Disabilities Act (collectively, the "ADA") for the Common Area of the Shopping Center. If the obligation to comply with the ADA in the Common Area is imposed upon the Tenant, then the Landlord shall perform such obligation. Any such costs incurred by Landlord in this regard shall be included as Common Area expenses pursuant to Section 7.5 of this lease.

26.2 Tenant shall be responsible for compliance with the ADA in all matters regarding both the configuration of the Demised Premises (the interior as well as all public and/or employee door entrances) and Tenant's business operations at the Demised Premises.

ARTICLE 27
REGULATIONS

27.1 Landlord and Tenant acknowledge that there are in effect federal, state, county and municipal laws, orders, rules, directives and regulations (collectively referred to hereinafter as the "Regulations") and that additional Regulations may hereafter be enacted or go into effect, relating to or affecting the Demised Premises or the Shopping Center, and concerning the impact on the environment of construction, land use, maintenance and operation of structures, toxic or otherwise hazardous substances, and conduct of business. Subject to the express rights granted to Tenant under the term of this lease, Tenant will not cause, or permit to be caused, any act or practice, by negligence, omission or otherwise, that would adversely affect the environment, or do anything or permit anything to be done that would violate any of said laws, regulations or guidelines. Moreover, Tenant shall have no claim against Landlord by reason of any changes Landlord may make in the Shopping Center or the Demised Premises pursuant to said Regulations or any charges imposed upon Tenant, Tenant's customers or other invitees pursuant to same.

27.2 If, by reason of any Regulations, the payment to, or collection by, Landlord of any rental or other charge (collectively referred to hereinafter as "Lease Payments") payable by Tenant to Landlord pursuant to the provisions of this lease is in excess of the amount (the "Maximum Charge") permitted thereof by the Regulations, then Tenant, during the period (the "Freeze Period") when the Regulations shall be in force and effect shall not be required to pay, nor shall Landlord be permitted to collect, any sum in excess of the Maximum Charge. Upon the earlier of (i) the expiration of the Freeze Period, or (ii) the issuance of a final order or judgment of a court of competent jurisdiction declaring the Regulations to be invalid or not applicable to the provisions of this lease, Tenant, to the extent not then proscribed by law, and commencing with the first day of the month immediately following, shall pay to Landlord as additional rental, in equal monthly installments during the balance of the term of this lease, a sum equal to the cumulative difference between the Maximum Charges and the Lease Payments during the Freeze Period. If any provisions of this section, or the application thereof, shall to any extend be declared to be invalid and unenforceable, the same shall not be deemed to affect any of the other provisions of this section or of this lease, all of which shall be deemed valid and enforceable to the fullest extent permitted by law.

27.3 Tenant and Tenant's agents, employees, invitees and contractors will comply fully with all rules and requirements of the Shopping Center attached hereto as Exhibit C and made a part hereof. Landlord shall have the right at all times and from time to time to alter or amend the rules and regulations as Landlord may, in its discretion, deem necessary, advisable or appropriate.

ARTICLE 28
MISCELLANEOUS

28.1 Nothing in this lease shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of rent, nor any other provision contained herein, nor any acts of the parties hereto, shall be deemed to create any relationship between the parties hereto other than the relationship of landlord and tenant.

28.2 Tenant shall not for any reason withhold or reduce Tenant's required payments of rentals and other charges provided in this lease, it being agreed that the obligations of Landlord under this lease are independent of Tenant's obligations except as may be otherwise expressly provided. The immediately preceding sentence shall not be deemed to deny Tenant the ability of pursuing all rights granted it under this lease or at law; however, at the direction of Landlord, Tenant's claims in this regard shall be litigated in proceedings different from any litigation involving rental claims or other claims by Landlord against Tenant (i.e., each party may proceed to a separate judgment without consideration, counterclaim or offset as to the claims asserted by the other party).

28.3 The liability of Landlord to Tenant for any default by Landlord under the terms of this lease shall be limited to the proceeds of sale on execution of the interest of Landlord in the Demised Premises; and Landlord shall not be personally liable for any deficiency, except that Landlord shall, subject to the provisions of Section 19.6 hereof, remain personally liable to account to Tenant for any security deposit under this lease. This clause shall not be deemed to limit or deny any remedies which Tenant may have in the event of default by Landlord hereunder which do not involve the personal liability of Landlord.

28.4 Landlord shall have the right to designate from time to time certain portions of the parking areas contiguous or adjacent to the Demised Premises for the parking of automobiles owned and operated by Tenant and Tenant's employees and agents. In such event, Tenant shall park automobiles owned and operated by Tenant and shall cause Tenant's employees and agents to park their automobiles only in the area designated by Landlord. Upon request of Landlord, Tenant shall furnish to Landlord a list of the license numbers of all automobiles owned or operated by Tenant or Tenant's agents or employees. In the event any automobile owned or operated by Tenant or any of Tenant's agents or employees shall be parked in an area other than the area designated by Landlord, Landlord shall have the right to cause such automobile to be towed away at Tenant's expense and risk if the same is not removed within one hour from the time of giving verbal or written notice of the improperly parked automobile to the manager or any employee in the Demised Premises.

28.5 One or more waivers of any covenant, term or condition of this lease by either party shall not be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party requiring such consent or approval shall not be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

28.6 Whenever a period of time is herein prescribed for action to be taken by Landlord **or Tenant**, Landlord **or Tenant** shall not be liable or responsible for, and there shall be excluded from the computation of any such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions or any other causes of any kind whatsoever which are beyond the reasonable control of Landlord **or Tenant.** ***Nothing herein contained shall postpone or defer any monetary obligation of Tenant under this Lease.***

28.7 In the event that the designation of a percentage rental rate in Section 1.1(n) of this lease includes a breakpoint of gross sales (e.g., "5% of gross sales over $100,000"), then: (a) subsection (ii) in the first sentence of Section 4.4 of this lease shall be deemed to have been deleted and all other formula references in Section 4.4 adjusted accordingly; (b) the breakpoint shall be divided by twelve for purposes of computing monthly percentage rental installments in the second sentence of Section 4.4; and (c) during all periods when minimum guaranteed rentals are reduced (e.g., pursuant to Section 17.4 or Section 18.2) the breakpoint shall be reduced accordingly.

28.8 If any provision of this lease should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this lease shall not be affected thereby.

28.9 If this lease is in fact a sublease, Tenant accepts this lease subject to all of the terms and conditions of the underlying lease under which Landlord holds the Shopping Center as lessee. Tenant covenants that it will do no act or things which would constitute a violation by Landlord of his obligation under such underlying lease; provided, however, that Tenant's agreement in this regard is premised on Landlord's assurances to the effect that the terms of this lease do not violate such underlying lease.

28.10 The laws of the State of Texas shall govern the interpretation, validity, performance and enforcement of this lease. Venue for any action under this lease shall be the county in which rentals are due pursuant to Section 4.2 and Section 1.1 of this lease.

28.11 The captions used herein are for convenience only and do not limit or amplify the provisions hereof.

28.12 Whenever herein the singular number is used, the same shall include the plural, and words or any gender shall include each other gender.

28.13 The terms, provisions and covenants contained in this lease shall apply to, inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors in interest and legal representatives except as otherwise herein expressly provided.

28.14 This lease contains the entire agreement between the parties, and no rights are created in favor of either party other than as specified or expressly contemplated in this lease. No brochure, rendering information or correspondence shall be deemed to be a part of this agreement unless specifically incorporated herein by reference. In addition, no agreement shall be effective to change, modify or terminate this lease in whole or in part unless such is in writing and duly signed by the party against whom enforcement of such change, modification or termination is sought.

28.15 Representations: It is understood and agreed by Tenant that Landlord and Landlord's agent have made no representations or promises with respect to the Premises or the making or entry into this Lease except as in this Lease expressly set forth and that no claim or liability, or cause for termination shall be asserted by Tenant against Landlord for, and Landlord shall not liable by reason of breach of any representation or promises not expressly stated in this Lease. Tenant represents and warrants that Tenant has not dealt with any real estate agent or broker in connection with Lease other than Landlord's agent or broker, in connection with this Lease other than Landlord's agent or broker, if any, listed below.

28.16 Tenant is hereby advised that the entity comprising Landlord includes Corrigan Real Estate Services and/or its officers (which may include the salesperson or salespersons signing for Corrigan Real Estate Services below). Unless Tenant has a written agreement to the contrary from Corrigan Real Estate Services, Corrigan Real Estate Services is representing Landlord in this transaction and therefore has no fiduciary duties to Tenant.

28.17 Tenant and Landlord agree to use their best efforts to keep confidential the rent payable hereunder and other business terms of this Lease except as the disclosure of such information may be necessary in response to Subpoena, Court Order or other legal process or in the enforcement of Tenant's or Landlord's rights under this Lease.

28.18 This lease consists of twenty-eight articles and Exhibits A through F. With the exception of Article 7, in the event any provision of an exhibit or other attached page shall be inconsistent with a provision of the lease, the provision as set forth in the exhibit shall be deemed to control.

28.19 Special Provisions:

1) Tenant shall have the exclusive right to sell premium loose leaf teas, bubble teas, and mate beverages, except to the extent that any existing tenants are selling such beverages. See also Item #3 of this paragraph 28.19 below.

2) Tenant has the right, at its sole cost and responsibility to maintain, an outdoor patio area in front of its Demised Premises, consisting of café tables and chairs and umbrellas, with prior written consent from Landlord, not to be unreasonably withheld. Landlord's consent to be based on method of attachment, location of, number of, and type of table and chairs, not to be unreasonably withheld.

3) Landlord has the right to lease space to any other restaurant tenant, food-service establishment or coffee shop so long as said future tenant does not violate the exclusive right of Tenant referenced herein in Item #1 of this paragraph 28.19 and further provided that the aggregate sales of all tea-related beverages by any such future tenant do not exceed fifteen percent (15%) of its total gross sales.

EXECUTED as of the latest date accompanying a signature by Landlord or Tenant below.

LANDLORD:

ATTEST or WITNESS

PAVILION ON LOVERS LANE, L.P.

BY: David R. Corrigan
ITS: President
DATE OF SIGNATURE: 10/15/03

TENANT:

ATTEST or WITNESS

TEALIFE, L.P.

BY: Jody I Rudman
ITS: General Partner
DATE OF SIGNATURE: 10-12-03

BY: Brian Rudman
ITS: General Partner
DATE OF SIGNATURE: 10-12-03

EXHIBIT A


Demised
Premises
Third Floor
232
Second Floor

The tenants and locations set forth on this Exhibit A are for reference purpose only, and no representation or warranty as to occupancy by such tenants, the location of such tenants or the size of such premises, now or hereafter, shall be implied or expressed thereby. Such tenants and locations may change from time to time, and such tenants and locations may have changed in the time this Exhibit A was prepared.

EXHIBIT B
SIGN CRITERIA
RETAIL SPACE-GROUND AND SECOND FLOOR
THE PAVILION ON LOVERS LANE

1. COPY PERMITTED: Sign copy shall be limited to the name under which the Tenant conducts business.

2. LOGOS AND TRADEMARKS: Use of logos and trademarks shall be subject to Landlord's written approval, provided the use of such logos or tradenames conform to all other specifications contained herein.

3. TYPE OF SIGN PERMITTED: Internally illuminated acrylic faced, individual letters on building fascias.

4. LETTER STYLE OF SIGNS: All signage styles will be permitted with the Landlord's prior written approval~~, not to be unreasonably withheld~~.

5. COLOR:

   A. Face is to be Rohm & Haas Plexiglass. Color permitted are:
      1. White #7328 with 6500 neon tubing.
      2. Red #2283 with clear red neon tubing.
      ~~3. Other color requested by tenant and with prior approval by Landlord, not to be unreasonably withheld.~~

   B. Returns - to be painted Centari #43326A "eggshell".

   C. Trim Cap 1" Black Jewel Lite.

6. LETTER SIZES: Letter heights shall be limited to a maximum of (i) 36" 24" 30" for ground floor spaces and (ii) 18" for second floor spaces. Multiple lines of copy shall be permitted. Letter depth (metal return at the edge of the letter) shall be 5" for all types of signs. The length of the signs shall be limited to ~~90%~~ **75%** of the storefront width. ***Notwithstanding anything contained herein in this Exhibit B, Paragraph 6, to the contrary, Landlord will be reasonable in its consideration of a variance in the letter height (and possibly the width of the sign, i.e. more than 75%) if Landlord believes that it will be consistent and compatible with the other tenant's signs in the Shopping Center and, of course, the variations in width and/or in height, meet the City of Dallas sign ordinance.***

7. TRANSFORMERS: Transformers shall be copper wound "France" or "Jefferson" transformers. No transformer shall be loaded with more than the maximum linear footage of neon allowed by the manufacturer. All transformers to be installed in transformer boxes for fire protection. All transformer boxes to be located behind the building fascia.

8. A. CONSTRUCTION OF LETTERS:
      1. Individual channel letters will have 1/8" plexiglass faces.
      2. Return and backs - .063 gauge (minimum).
      3. No armorplate or wood in the manufactured returns may be used.

   B. ILLUMINATION AND WIRING:
      1. Illumination for red letters shall be with 12-15 mm with 30 ma red neon tubing. All other illumination shall be in accordance with #5 above.
      2. Secondary Wiring - All transformers and secondary wiring are to be concealed behind fascias or within soffits.
      3. Electrical power shall be brought to required location at Tenant's expense. Routing and location of conduit and other required items shall not be visible on front or rear of fascia. Tenant shall provide and install a sign switching relay at the existing J-box behind fascia. Relay shall be Square-D or equal series LLO with 120 volt operating coils.
      4. Final electrical connection of sign to transformer box will be performed by a licensed electrician approved by Landlord and paid for by Tenant.
      5. Landlord shall provide an access panel in the canopy soffit to the sign wiring area.
      6. Each Tenant shall provide an electrical breaker to their existing breaker panel which controls their sign.

C. PLACEMENT AND INSTALLATION:
   1. General Note:
      a. Letters are to be located on signage area of building as determined by Landlord. The assigned position for each Tenant shall be as close to a center-of-frontage location as possible, subject to allowance for positioning corner store signs, ~~obtrusion of center stairwells~~ and suitable space between adjacent Tenant signs, as determined by the Landlord.
      b. Refer to the attached drawings for datums and baselines on the building fascias where signage will be allowed. All letter anchorage and electrical penetrations shall be into the oversized mortar joints in the fascia.
      c. Attachment of signage to meet U.L. standards. No exposed wiring is permitted.
      d. All fasteners are to be non-corrosive.
      e. Tenant will be responsible for all damage to the building incurred during sign installation or removal. All penetrations into mortar joints shall be patched utilizing tinted mortar to match existing.

9. <u>SUBMISSIONS FOR LANDLORD'S APPROVAL</u>: Prior to the fabrication or installation of any sign, Tenant shall submit to Landlord for Landlord's written approval, **not to be unreasonably withheld**, three sets of drawings showing dimensions, amp load specifications and installation details. Landlord reserves the right to remove, at Tenant's cost, any sign which has not been approved in writing by Landlord or which has not been installed in accordance with the specifications of this criteria or Landlord's written approval of a variation therefrom.

10. <u>PERMITS</u>: Tenant shall be responsible for obtaining all City of Dallas permits prior to installation of the sign.

11. <u>SIGNAGE FOR BUSINESS HOURS AND ADDRESSES</u>: Copy shall be limited to the name under which the Tenant conducts business, the hours of business and Tenant's address. Letter shall be white in "Caslon" letter style, vinyl applied, with the use of both upper and lower cases. Tenant name and addresses to be 3" in height. Business hours to be 1-1/2" in height. Reference drawing #4 for positioning.

12. <u>SERVICE DOOR SIGNS</u>: Copy shall be limited to the suite number and tenant name only. Letter shall be black Helvetica style and maximum of 3" in height. The suite number shall be centered on the door with the top of the letters 6" from the top of the door and Tenant's name shall be centered on the door an equal distance from the top and bottom of the door.

13. <u>TENANT RESPONSIBILITIES</u>: Tenant shall be responsible for the cost of installing and removing, within **ten (10)** ~~seven (7)~~ days after expiration or termination of the Lease, any Tenant signage and shall also be responsible for:

A. All primary wiring and junction boxes.
B. Patching any mounting holes in the sign band upon removal of Tenant's sign.
C. Any damage to the building caused by Tenant's sign malfunctioning.
D. COMPLIANCE WITH THIS CRITERIA, LANDLORD RECOMMENDS THAT TENANT NOT MAKE FINAL PAYMENT TO THE SIGN COMPANY UNTIL LANDLORD REVIEWS AND APPROVES THE INSTALLED SIGN.

14. <u>RENOVATION/REMODEL</u>. Landlord reserves the right to alter or remodel the exterior of the Demised Premises and building in which the Demised Premises are situated, at any time and from time to time during the term of this Lease. In connection with any such alteration or remodeling undertaken by Landlord, Tenant shall permit Landlord and Landlord's contractors, agents and employees such access to the Demised Premises as may be reasonably required to complete all alterations or remodeling undertaken by Landlord. In the event any such remodeling requires removal of Tenant's exterior signage, Tenant shall promptly remove such signage at **Landlord's** ~~its~~ expense upon request of Landlord. In such event, upon completion of such alterations or remodeling, if Landlord establishes new uniform sign criteria for all of the premises in the building in which the Demised Premises are located, Tenant shall erect at **Landlord's** ~~its~~ own expense a new sign complying with such new uniform sign criteria, ***provided, however, if Landlord establishes new sign criteria three (3) years after the Commencement Date, then Landlord and Tenant will participate in the*** ~~share~~ ***new sign with Tenant's proportionate share not to exceed $1,000.00*** ~~cost on a 50%/50% basis.~~

15. Notwithstanding anything contained herein to the contrary, Tenant shall be allowed, upon prior notice to Landlord, to replace the existing awnings under the canopy at its sole cost and expense with another awning of the same specifications, etc. except said replacement awnings shall be of a color designated by Tenant that meet the aesthetic standards of the center. ***This paragraph will become inapplicable and null and void if Landlord does not agree, in Landlord's sole discretion, that the new desired color of awning meets the aesthetic standards (e.g. color of awning and/or placement of awning as it relates to the color of the other awnings) of the Shopping Center.***

EXHIBIT C

RULES & REGULATIONS

1. No signs, advertisement, display, notice or other lettering shall be exhibited, inscribed, painted or affixed on any part of the outside of the Premises or inside, if visible from the outside, or the building of which they form a part, and no symbol, design, mark or insignia adopted by Landlord for the Shopping Center or the Tenants therein shall be used in connection with the conduct of Tenant's business in the Premises or elsewhere without, in each instance, the prior written consent of Landlord. All signs, displays, advertisements, and notices of Tenant so approved by landlord shall be maintained by Tenant in good and attractive condition at Tenant's expense and risk.

2. No awning or other projections shall be attached to the outside walls of the Premises or the building of which they form a part without, in each instance, the prior written consent of Landlord.

All loading and unloading of good shall be done only at such times, in the areas and through entrances designated for such purpose by Landlord.

3. All garbage and refuse shall be kept in the kind of container specified by Landlord, and shall be placed outside of the Premises, prepared for collection in the manner and at the times and places specified by Landlord. If Landlord shall provide or designate a service for picking up refuse and garbage, Tenant shall use the same at Tenant's cost, provided such cost shall be competitive to any similar service available to Tenant.

4. No aerial shall be erected on the roof or exterior walls of the Premises, or on the grounds without in each instance, the prior written consent of Landlord. Any aerial so installed without such written consent shall be subject to removal without any notice of any time.

5. No loud speakers, television sets, phonographs, radios or other devises shall be used in a manner so as to be heard or seen outside of the Premises without the prior written consent of Landlord.

6. No auction, fire bankruptcy or selling-out sales shall be conducted on or about the Premises without the prior written consent of Landlord.

. Tenant shall keep Tenant's display windows illuminated and the signs and exterior lights lighted each and every day of the term hereof during the hours designated by Landlord.

7. Tenant shall keep the Premises at a temperature sufficiently high to prevent freezing of water in pipes and fixtures.

8. The outside areas immediately adjoining the Premises shall be kept clean by Tenant and Tenant shall not place or permit any obstructions or merchandise in such areas.

9. Subject to the conditions of Article 28.4 of the Lease, Tenant and Tenant's employees shall park their cars only in those portions of the parking area designated for that purpose by Landlord. Tenant shall furnish Landlord the State automobile license numbers assigned to Tenant's car or cars and the cars of Tenant's employees within five (5) days after taking possession of the Premises and shall thereafter notify Landlord of any changes within five (5) days after such changes occur.

10. Tenant shall use at Tenant's cost such pest extermination contractors as Landlord may direct and such intervals as Landlord may require, provided the cost thereof is competitive to any similar service available to Tenant.

11. Tenant shall not make or permit any noise or odor which Landlord deems objectionable to emanate from the Premises.

EXHIBIT D

CONSTRUCTION: ALLOWANCE TO TENANT FOR FINISH-OUT

ARTICLE I. GENERAL

A. Subject to the provisions below, Landlord agrees that it will proceed to construct (or, to the extent already partially constructed, will complete) a store unit upon the demised premises in substantial compliance with the description of Landlord's work in Article III below. The demised premises shall be deemed "ready for occupancy" when Landlord's work has been substantially completed (except for minor finishing jobs); provided, however that if Landlord's work is delayed because of a default or failure, or both, of Tenant, then the demised premises shall also be deemed "ready for occupancy" when Landlord's work would have been substantially completed if Tenant's default or failure, or both, had not occurred. When the demised premises are ready for occupancy (which, unless Tenant objects and Landlord's architect or general contractor fails to certify to the date selected by Landlord, shall be the date Landlord delivers to Tenant the keys for the demised premises with a written or verbal statement to the effect that they are ready for occupancy), Tenant agrees to accept possession thereof and to proceed with due diligence to perform Tenant's work, as described in Article IV below, and to open for business at the demised premises. Tenant agrees that at the request of Landlord, Tenant will, following the commencement date, execute and deliver a written statement acknowledging that Tenant has accepted possession and reciting the exact commencement date and termination date of this lease. In the event that the commencement date shall not have in fact occurred within two years after the date of this lease, this lease thereupon shall be automatically null and void and of no force and effect; provided, however, that such termination will not nullify either party's cause of action against the other party if the failure resulted from a default by the other party.

B. In the event of any dispute as to work performed or required to be performed by Landlord or Tenant, the certificate of Landlord's architect or general contractor shall be conclusive. By occupying the demised premises, Tenant shall be deemed to have accepted the same and to have acknowledged that the same fully comply with Landlord's covenants and obligations under this lease, excepting only those requiring the payment of rent.

C. If Landlord should for any reason fail to complete such work prior to the estimated date set out in Section 1.1(k) of this lease, Landlord shall not be deemed to be in default or otherwise liable in damages to Tenant, nor shall the term of this lease be affected. However, if for any reason the demised premises are not ready for occupancy within eighteen (18) months following such estimated date, Tenant may, at its option, cancel and terminate this lease by written notice to Landlord delivered within thirty (30) days following the expiration of such eighteen-month period, in which event neither party shall have any further liabilities or obligations, except that Landlord shall repay to Tenant any prepaid rent or security deposit.

D. If the building in which the demised premises are to be located has not been constructed as of the date of this lease, then Landlord shall not be obligated to proceed with construction on the demised premises unless and until financing acceptable to Landlord has been obtained. Unless commitments for such financing satisfactory to Landlord have been obtained and all conditions to such commitments (other than the construction itself) shall have been fulfilled within twelve (12) months following the date of this lease, Landlord may so notify Tenant in writing within thirty (30) days following the expiration of such twelve-month period, and this lease shall thereupon cease and terminate and each of the parties hereto shall be released and discharged from any and all liability and responsibility hereunder. If Landlord can obtain financing only upon the basis of modification of the terms and provisions of this lease, Landlord shall have the right to cancel this lease if Tenant refuses to approve in writing any such modification within fifteen (15) days after Landlord's request therefor. If such right to cancel is exercised, this lease shall thereafter be null and void, any prepaid rental or security deposit hereunder shall be returned to Tenant, and neither party shall have any liability to the other by reason of such cancellation.

E. If as of the date of execution of this lease the building in which the demised premises are to be located has not been constructed, or if the building has been constructed but has not been occupied by any tenants, then Tenant agrees to participate in a joint opening of the shopping center if requested to do so by Landlord.

ARTICLE II. PRE-CONSTRUCTION OBLIGATIONS

A. All plans, diagrams, schedules, specifications and other data relating to Tenant's preferences in connection with Landlord's work must be furnished by Tenant to Landlord complete, sufficient to obtain a building permit, and ready for Landlord's consideration and final approval, **not to be unreasonably withheld**, within fifteen (15) days after execution of this lease (or at such other time as may be specified in this exhibit). Without limiting the generality of the immediately preceding sentence, Tenant's submissions must include a floor plan, a reflected ceiling plan, elevations of walls and a fixture plan. All drawings shall be at a scale of either 1/8" or 1/4". Tenant shall reimburse Landlord for any loss or extra cost which may result to Landlord by reason of failure on the part of Tenant to submit any such plans.

B. Tenant shall secure Landlord's written approval, **not to be unreasonably withheld,** of all designs, plans, specifications, materials, contractors and contracts for work to be performed by Tenant before beginning the work (including following whatever "work letter" instructions, if any, which Landlord may deliver to Tenant in connection with the work), and shall secure all necessary licenses and permits to be used in performing the work. Tenant's finished work shall be subject to Landlord's approval and acceptance, which shall be a condition to any reimbursement hereinafter provided.

C. Should Tenant request and Landlord approve any variation in the store front and/or interior finishing of the demised premises, and if such items are a part of Landlord's work as described below, the variation shall be incorporated in the plans to be furnished by Tenant. In such event, Landlord shall reimburse Tenant for that part of the cost thereof equal to Landlord's determination of its savings for those parts of Landlord's work described below. The amount of the reimbursement shall be determined by Landlord at the time of its approval of designs, plans, specifications and contracts, and shall be incorporated within the approval.

D. The insurance requirements under Article 18 of the lease and the indemnity requirements under Article 17 of the lease shall apply during the construction contemplated in this exhibit, and Tenant shall provide evidence of appropriate insurance coverage prior to beginning any of Tenant's work. In addition, and without limiting the generality of the immediately preceding sentence, at Landlord's option, Landlord may require that prior to beginning any of Tenant's work, Tenant shall provide Landlord with evidence of insurance covering both Tenant and Tenant's contractor against damage to their personal property, as well as against third party liability and worker's compensation claims arising out of all construction and associated activities. All policies of insurance shall be subject to Landlord's prior approval and shall be endorsed showing Landlord as an additional named insurance (or, if permitted by Landlord, may provide a waiver of subrogation against Landlord).

ARTICLE III. DESCRIPTION OF LANDLORD'S WORK

A. Structure:

1. Exterior wall surfaces shall be selected by Landlord. Exterior trim and other exterior work normally requiring painting shall be painted.

2. Roofing shall be built-up composition roofing, or other material specified by Landlord.

B. Store Front:

1. A standard store front shall be provided in keeping with the overall architectural plan for the center.

2. If a door already exists on the premises, and if such door is owned by Landlord, then Tenant may use the door for its store front. However, Landlord makes no representation or warranty in this regard, and Tenant agrees that it is ultimately responsible for providing its own door.

C. Parking Areas and Walks:

1. Parking areas shall be hard surfaced.

2. Walks shall be surfaced with concrete, stone, brick, or other hard material as specified by Landlord.

3. Parking areas and walks shall be provided with reasonably adequate artificial lighting.

D. Floor Slab: The interior of the demised premises will have a smooth concrete floor except for the rear five (5) feet (which "leave-out" will not be the responsibility of Landlord).

E. Utilities:

1. Cold water service shall be brought to the perimeter of the demised premises; otherwise, all plumbing fixtures and connections thereto within the demised premises shall be provided by Tenant.

2. Waste line shall be brought to the five-foot "leave-out" (see III.D) in the demised premises.

3. Gas service, if utilized by the shopping center, shall be brought to a location at the perimeter of the shell building, at which location the gas company will set its meter; provided, however, that Landlord shall have the option of substituting all electric utility service for gas service.

4. Electrical service (120/240 volt, unless instead 110/208 volt service is provided in the area, and at Landlord's option, either three-phase or one-phase service) shall be brought to a location on the perimeter wall of the shell building, at which location the electric company will set Tenant's meter.

5. Telephone service shall be brought to a location on the perimeter wall of the shell building.

F. Limitations and Conditions:

1. The work to be done by Landlord shall be limited to that described as Landlord's work in the foregoing paragraphs of this Article III. All work not so classified as Landlord's work is Tenant's work.

2. All work performed by Landlord which is in excess of that required of Landlord by this Article III shall be undertaken only after Tenant has deposited full payment for same with Landlord in the form of cash, money order or cashier's check; and Tenant agrees to make such deposit promptly after execution of this lease (with any delay in Tenant's making such deposit to be deemed a default under this lease, without the requirement of additional notice from Landlord, and causing Tenant's time periods for completing Tenant's work and opening for business to commence as if Tenant's delay had not occurred).

ARTICLE IV. DESCRIPTION OF TENANT'S WORK

A. Signs: Tenant shall pay for all signs and the installation thereof, including electrical hook up, subject to the provisions of Section 13 of this lease.

B. Utilities: All meters or other measuring devices in connection with utility service shall be provided by Tenant. Tenant shall also provide all connections to the utility services provided by Landlord. All service deposits shall be made by Tenant at Tenant's expense.

C. Store Front: Except as may be supplied by Landlord in accordance with III.B of this exhibit, Tenant shall be responsible for the store front, exterior doors and weatherproofing.

D. Interior Work: The work to be done by Tenant shall include, but not be limited to, the purchase and installation of the following:

1. Adequate electrical service, panel, wiring, and fixtures.

2. Demise partition(s) as required by existing conditions to separate the demised premises from other lease space(s). Partition shall be at least one-hour fire rated gyprock wall with 5/8" gypsumboard on both sides of studs. The exterior side is not to be taped and bedded. A break metal wall cap to match store front metal shall be installed at the store front.

3. Interior partitions, including finishing, electrical wiring, and connections within the demised premises.

4. 2'x4' lay-in lights in adequate number to provide a minimum of 70-foot candle lighting throughout the demised premises; plus light covers and special hung or furred ceilings.

5. Interior painting

6. Store fixtures and furnishings

7. Display window enclosures

8. Plumbing fixtures within the demised premises

9. 2'x4' drop ceiling and 3-1/2" batt insulation, installed no lower than the store front glass

10. Heating, air conditioning and ventilating equipment (adequate to provide at least a 25-degree differential), including electrical and gas hookup, duct work, and roof penetrations.

11. Floor covering and 4" vinyl cove base

E. All work undertaken by Tenant shall be at Tenant's expense, and shall not damage the building or any part thereof. Any roof penetration shall be performed by Landlord's roofer or, at Landlord's option, by a bonded roofer approved in advance by Landlord. The work shall be begun only after Landlord has given consent, which consent shall in part be conditioned upon Tenant's plans, to include materials acceptable to Landlord. In order to prevent injury to the roof and to spread the weight of the equipment being installed, Tenant shall also be responsible for obtaining, and paying for, professional inspections of any structural work (including, without limitation, any roof work or concrete work).

F. Landlord will pay to Tenant up to $18,000.00* ~~per square foot of the demised premises,~~ as a reimbursement for Tenant's bona fide (and verified) construction expenses paid to parties not related to Tenant. Such payment will be due only upon (i) completion of all improvements to Landlord's satisfaction, (ii) Tenant's delivery to Landlord of a true copy of its certificate of occupancy (or similar governmental occupancy permit), (iii) Landlord's satisfaction that all bills have been paid to Tenant's contractors, subcontractors and professionals, and (iv) Tenant's commencement of business in the demised premises~~, and (v) Tenant pays first month's rent~~.

Notwithstanding anything contained herein this Exhibit D to the contrary, Tenant accepts the Demised Premises in its present "as-is" condition. In lieu of a Personal Guaranty, Landlord and Tenant hereby agree that Landlord shall withhold payment of the Tenant Improvement Allowance to Tenant of $18,000.00 (and referenced herein as "Landlord Contribution") until the first day after the one (1) year anniversary of Tenant's Lease Term, provided that Tenant is not currently, ~~nor has been,~~ in monetary default. Upon that day, Landlord shall make payment to Tenant a check in the amount of $18,000.00 as its Landlord Contribution.

EXHIBIT E

CERTIFICATE OF ACCEPTANCE

Shopping Center: The Pavilion on Lovers Lane

Landlord: Pavilion on Lovers Lane, L.P.

Tenant: Tealife, L.P.

This certificate is being executed to the Shopping Center Lease (the "Lease"), and the Tenant named above ("Tenant").

Tenant certifies to and agrees with Landlord and Landlord's successors, assigns, prospective purchasers and prospective lenders that:

1. Landlord has fully completed any construction work and leasehold improvements required of Landlord under the terms of the Lease and/or any other agreement between Landlord and Tenant concerning the premises.

2. The Premises are tenantable, Landlord has no further obligation for construction, and Tenant acknowledges that, to the best of Tenant's knowledge, the Shopping Center and the Premises are satisfactory in all respects. Further, the Premises are suitable for the Permitted Use specified in the Lease.

3. Tenant has taken possession of and has accepted the Premises, and the Minimum Rent and additional rent are presently accruing in accordance with the terms of the Lease.

4. The Lease Term will commence as of the ______ day of ____________________, 20____.

5. The Lease Term will expire the _______ day of __________________________ 20____, unless sooner terminated or extended pursuant to any provision of the Lease.

6. All capitalized terms not defined herein shall have the meaning assigned to them in the Lease.

Certified and Agreed this 12th day of October, 2003

TENANT: TEALIFE, L.P.

By: [signature]
Name: Jody I Rudman
Title: General Partner

By: [signature]
Name: Brian Rudman
Title: Genl Partner

[initials]

EXHIBIT F

RENEWAL OPTION

Provided that at the end of the primary term of this Lease, Tenant is not in default of any term, condition or covenant contained in this Lease; ***no event of monetary default on the part of Tenant shall have occurred during the term of this Lease; and no more than two (2) events of non-monetary default shall have occurred during the term of this Lease,*** ~~nor has been during the term of this Lease or extension date thereof,~~ Tenant (but not any assignee or subtenant, **unless agreed to by Landlord upon request by Tenant)** shall have the option to renew this Lease, by written notice (the "Notice") delivered to Landlord no later than 180 days (but no earlier than 225 days) prior to the expiration of such primary term, for an additional term of five (5) years, under the conditions and covenants contained herein, except (i) Tenant shall have no further renewal option and (ii) rental and other terms for the renewal term shall be at a rate and other terms to be agreed upon between Landlord and Tenant.

For purpose of determining the rental during the renewal term, Landlord shall propose a suggested rental and other terms ("Suggested Rental") to Tenant. *Tenant shall have a period of* **fifteen (15)** ~~seven (7)~~ *days after the date Landlord proposes* such Suggested Rental to either accept or reject in writing such proposal. If Tenant accepts Landlord's proposal, then the Suggested Rental shall be the rental rate in effect during the renewal term. Failure of Tenant to respond in writing during the aforementioned ~~seven (7)~~ **fifteen (15)** day period shall be deemed an acceptance by Tenant of the Suggested Rental. Should Tenant reject Landlord's Suggested Rental during the **fifteen (15)** ~~seven (7)~~ day period, then Landlord and Tenant shall negotiate during the remainder of the primary term of this Lease to determine a rental for the renewal term. In the event Landlord and Tenant are unable to agree to a renewal term rental prior to the expiration of the primary term of this Lease, then at the option of either Landlord or Tenant, this Lease shall be terminated. It is expressly agreed by the parties hereto that neither the Suggested Rental, nor any other rental rate suggested by either Landlord or Tenant, shall necessarily approximate market rental for property similar to the Demised Premises.

Notwithstanding anything contained in this renewal option to the contrary, the maximum minimum rent for this five (5) year renewal option will not exceed $30.00 per square foot.

END